FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 9 TO
ANNUAL REPORT
of

PROVINCE OF ONTARIO

(Canada)
(Name of Registrant)

Date of end of last fiscal year: March 31, 2012

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Sean Sunderland
Counsellor (Intergovernmental Relations)
and
Head of Section, Provincial, Territorial and Parliamentary Affairs
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001

Copies to:
Jason R. Lehner
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario, Canada  M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2012 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit (m)	2013 Ontario Economic Outlook and Fiscal Review

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO
(Name of registrant)

November 8, 2013	By: /s/ Irene Stich
Name: Irene Stich
Title:   Director, Capital Markets Operations
 Capital Markets Division
 Ontario Financing Authority

EXHIBIT INDEX

Exhibit (m):	2013 Ontario Economic Outlook and Fiscal Review

EXHIBIT (m)

2013 Ontario Economic Outlook and Fiscal Review

For general inquiries regarding the 2013 Ontario Economic Outlook and Fiscal Review,
Background Papers, please call:

Toll-free English & French inquiries: 1-800-337-7222
Teletypewriter (TTY):                     1-800-263-7776

For electronic copies of this document, visit our website at
www.fin.gov.on.ca

© Queen’s Printer for Ontario, 2013
ISSN 1483-5967 (Print)
ISSN 1496-2829 (PDF/HTML)

Ce document est disponible en français sous le titre :
Perspectives économiques et revue financière de l’Ontario de 2013,
Documents d’information

Contents

Foreword

Managing Responsibly  xiv

Growing the Economy and Reforming Public Services  xv

Investing in People  xvi

Canada Pension Plan  xvii

Helping Our Youth  xviii

Fair Society  xviii

Investing in Modern Infrastructure  xix

Dynamic and Innovative Business Climate  xxi

Jobs of Tomorrow  xxi

More Competitive Businesses  xxii

The Need for a Committed Federal Partner  xxiii

Conclusion  xxiv

Chapter I: Creating Jobs and Growing the Economy

Highlights  3

Section A: Jobs and Growth

Introduction  7

Responsible Management of Program Expense  7

Economic Recovery  8

1. Investing in People  10

Leading the Way to Secure Retirement  10

Connecting People to Tomorrow’s Jobs  11

21st-Century Learning  14

Increasing Access to Health Care  18

Keeping Seniors Active  19

Protecting Consumers  19

Cutting Auto Insurance Rates  22

2. Investing in Modern Infrastructure  25

Public Infrastructure Benefits Ontario’s Economy  26

Ontario’s Long-Term Energy Plan and Clean Energy  35

3. Supporting a Dynamic and Innovative Business Climate  39

Ontario’s Businesses Could Be Investing More  39

Encouraging More Business Investment Activity  43

Building Sector Partnerships for Success  45

Going Global Trade Strategy  56

Investing in Entrepreneurship and Innovation  58

Supporting Communities  59

Section B:  Managing Responsibly

Ontario’s Path to Balance  61

An Efficient and Accountable Government  63

Moving Forward on Recommendations of the Commission on the Reform of Ontario’s Public Services  65

Public-Sector Compensation  68

Executive and Members of Provincial Parliament Compensation  70

Health Care System Changes  70

School Board Efficiencies and Modernization  72

Managing the Size of the Ontario Public Service  72

Improving Accountability  74

Balanced Choices  76

Chapter II: Economic Outlook

Highlights  79

Overview  81

Recent Economic Developments  83

Ontario’s Economic Performance since the Recession  84

Global Economic Developments and Outlook  87

U.S. Economy  88

Oil Prices  90

The Canadian Dollar  91

Financial Markets  92

Outlook for Ontario Economic Growth  95

Details of the Ontario Economic Outlook  103

Private-Sector Forecasts  104

Change in the Economic Outlook  105

Comparison to the 2013 Budget  106

Chapter III: Fiscal Outlook

Highlights  109

Section A: Overview  111

Section B: 2013–14 Fiscal Performance

2013–14 Revenue Changes since the 2013 Budget  114

2013–14 Expense Changes since the 2013 Budget  116

Section C: Details of Ontario’s Finances

Fiscal Tables and Charts  119

Chapter IV: The Need for a Committed Federal Partner

Highlights  131

The Case for Committed Partnerships  133

A Committed Federal Partner to Build the Economy Together  134

Long-Term Investment in Public Infrastructure  134

Investment in Public Transit  134

Labour Market Training  135

Supporting Ontario’s Leading Sectors  136

A Committed Federal Partner to Strengthen the Retirement Income System  139

A Committed Federal Partner to Invest in Healthy Ontario Communities  140

Investment in Social and Affordable Housing  140

Immigration and Refugees  140

First Nation Communities  141

Investing in Healthy Ontarians  142

A Committed Federal Partner to Establish a Fair Fiscal Arrangement  143

Impacts of Unilateral Federal Actions  146

Federal Actions with Impacts on Ontario Communities  146

Federal Actions with Impacts on Ontario’s Finances and Public Services  147

Managing Risks from Federal Actions  149

Chapter V: Retirement Income Security

Highlights  153

Strengthening Ontario’s Retirement Income System  155

The Case for Action  157

Leading the Way in Reforming the Retirement Income System  160

A Strategy to Enhance Retirement Savings  161

1. For Ontarians without Workplace Pension Plans  162

2. For Ontarians with Self-Directed Retirement Savings  166

3. For Ontarians with Defined Benefit Pension Plans  168

Chapter VI: Taxation

Highlights  177

Introduction  179

Overview  179

Support for People  180

Ontario Trillium Benefit  180

Fresh Food Donation Tax Credit  180

Dividend Tax Credits  181

Support for Business  184

Accelerated Capital Cost Allowance for Manufacturing and Processing Machinery and Equipment  184

Business Support Programs Review  184

A Fair and Efficient Tax System  185

Property Tax  186

Provincial Land Tax Reform  186

Education Property Tax  187

Residential Education Tax  188

Business Education Tax  188

Other Measures  189

Employer Health Tax Exemption  189

Apprenticeship Training Tax Credit  190

Revenue Integrity Measures  191

Ontario’s Tobacco Strategy  192

Chapter VII: Borrowing and Debt Management

Highlights  195

Long-Term Public Borrowing  197

Debt  202

Residual Stranded Debt Update  203

Total Debt Composition  205

Debt-to-GDP Ratios  206

Cost of Debt  208

Risk Exposure  209

Chapter VIII: Pre-Budget Consultations

How to Participate in the 2014 Pre-Budget Consultations  213

Online Submissions  213

Written Submissions  214

Tables

Chapter I:  Creating Jobs and Growing the Economy

Table 1.1	Ontario Youth Jobs Strategy — $295 Million over Two Years 12

Chapter II:  Economic Outlook

Table 2.1	Ontario Economic Outlook 81

Table 2.2	Outlook for External Factors 93

Table 2.3	Impacts of Sustained Changes in Key External Factors on Ontario’s Real GDP Growth 94

Table 2.4	The Ontario Economy, 2011 to 2016 103

Table 2.5	Private-Sector Forecasts for Ontario Real GDP Growth 104

Table 2.6	Changes in Ministry of Finance Key Economic Forecast Assumptions: 2013 Budget Compared to 2013 Fall Economic Statement 106

Chapter III:  Fiscal Outlook

Table 3.1	2013–14 In-Year Fiscal Performance 113

Table 3.2	Summary of Revenue Changes since the 2013 Budget 114

Table 3.3	Summary of Expense Changes since the 2013 Budget 116

Table 3.4	Fiscal Summary 119

Table 3.5	Revenue 120

Table 3.6	Total Expense 121

Table 3.7	Other Expense 122

Table 3.8	2013–14 Infrastructure Expenditures 123

Table 3.9	Ten-Year Review of Selected Financial and Economic Statistics 124

Chapter VII: Borrowing and Debt Management

Table 7.1	2013–14 Borrowing Plan 199

Table 7.2	Medium-Term Borrowing Outlook 201

Charts

Chapter I:  Creating Jobs and Growing the Economy

Chart 1.1	Ontario Job Recovery Ahead of Key Competitors 8

Chart 1.2	Poverty Reduction Strategy Helps Lower Child Poverty 13

Chart 1.3	Canadian Corporate Cash Balances Above Long-Term Average 41

Chart 1.4	Ontario Business Investment Lags Canada and the United States 42

Chart 1.5	Ontario Business R&D Spending Below the U.S. 44

Chart 1.6	Ontario’s 2013 Budget Plan to Eliminate the Deficit 62

Chart 1.7	Year-Over-Year Program Expense Changes 53

Chart 1.8	Ontario Wage Settlements 69

Chart 1.9	Ontario Public Service Staffing Levels 73

Chapter II:  Economic Outlook

Chart 2.1	Ontario Real GDP since 2008–09 Recession 84

Chart 2.2	Employment Gains Concentrated in Full-Time, Private-Sector, Above-Average Wage Jobs 85

Chart 2.3	Ontario Job Recovery Ahead of U.S. and OECD Average 86

Chart 2.4	Global Economic Growth to Improve 88

Chart 2.5	Strengthening U.S. Recovery 89

Chart 2.6	Oil Prices to Remain High 90

Chart 2.7	Canadian Dollar to Remain Close to Parity 91

Chart 2.8	Interest Rates to Rise Gradually 92

Chart 2.9	Household Spending, Business Investment and Trade Will Support Economic Growth 95

Chart 2.10	Employment Expected to Rise over the Medium Term 96

Chart 2.11	Housing in Ontario to Remain Affordable 97

Chart 2.12	Canadian Household Debt Remains Elevated 98

Chart 2.13	Household Net Worth Improving 99

Chart 2.14	Ontario Business Machinery and Equipment Investment Lags the United States 100

Chart 2.15	Exports Expected to Increase 102

Chart 2.16	Weaker Private-Sector Outlook for Growth in 2013 and 2014 105

Chapter III:  Fiscal Outlook

Chart 3.1	Composition of Revenue, 2013–14 126

Chart 3.2	Composition of Total Expense, 2013–14 127

Chart 3.3	Composition of Program Expense, 2013–14 128

Chapter IV:  The Need for a Committed Federal Partner

Chart 4.1	In 2013–14, Ontario’s Fiscal Capacity Is Fifth but Federal Transfers Bring Ontario to Last 143

Chart 4.2	Net Contribution to Equalization by Province, 2013-14 145

Chapter V:  Retirement Income Security

Chart 5.1	Retirement Income Targets and Potential Gaps 158

Chapter VI:  Taxation

Chart 6.1	Education Property Taxes as a Per Cent of Elementary and Secondary Education Funding 187

Chapter VII:  Borrowing and Debt Management

Chart 7.1	2013–14 Borrowing 198

Chart 7.2	Residual Stranded Debt since April 1, 1999 203

Chart 7.3	Total Debt Composition as at September 30, 2013 205

Chart 7.4	Net Debt-to-GDP 206

Chart 7.5	Accumulated Deficit-to-GDP 207

Chart 7.6	Effective Interest Rate (Weighted Average) on Total Debt 208

Chart 7.7	Interest Rate Exposure 209

Chart 7.8	Foreign Exchange Exposure 210

Foreword

The Ontario government is introducing a new three-part plan to grow the economy and create jobs. This plan invests in people, builds modern infrastructure and supports a dynamic and innovative business climate.

We do so at a time when the world’s recovery from the global recession remains uncertain, causing many families to feel unsure about the security of their job and their financial future. We must work to expand opportunities for Ontario families and in order to do so must make new choices and take new decisions.

Premier Kathleen Wynne and our team have created a new plan to spur growth, create jobs and strengthen services that help families.

That plan involves three core priorities:

♦	Investing in our people;

♦	Building modern infrastructure; and

♦	Supporting a dynamic and innovative business climate.

The government’s plan is focused and strategic.

By investing in our people, we will prepare them for the economy of today and tomorrow. By building more modern infrastructure, we will create jobs immediately and increase our competitiveness for the long term. And by fostering a dynamic business climate, we will help small and medium-sized businesses grow and attract larger companies to invest and create good Ontario jobs.

And with growth, we will have the revenue to balance our budget.

With hard work and discipline, Ontario families are helping our province emerge from the global recession. But there continue to be uncertainties for people and businesses. We now face decisions about the way forward that will test our priorities and our values.

There are those who believe we must cut deeply even at the risk of stalling growth and harming vital public services in order to eliminate the deficit even sooner than planned. Others would increase taxes recklessly, hurting job-creating businesses and Ontario families. Neither approach is sensible. Both approaches would hurt businesses and jeopardize public services on which Ontario families rely.

Our plan calls for a fair and responsible approach.

That will mean new strategic investments to spur growth, create jobs, strengthen services and help families. We remain on track to balance the budget by 2017–18.

However, should global economic conditions falter, causing revenue growth to fall further, our priority is clear — this government will continue to protect investments in jobs, growth and our families ahead of short-term targets.

Stronger growth and new jobs are the surest, fairest path to higher revenues and a balanced budget.

Indeed, our three-part plan will be critical to fostering the jobs and growth necessary to both support Ontario’s families and generate the revenues necessary to eliminate the deficit.

Managing Responsibly

Continuing global economic uncertainty is slowing Ontario’s economic growth and reducing revenues. These external forces have led to lower revenues since the 2010 Budget, totalling $5 billion less than projected.

Your government, however, has taken firm, effective measures to reduce spending growth, which has allowed us to overachieve on deficit-reduction targets four years in a row — something no other government in Canada has accomplished.

Your government will continue to make strategic investments to grow the economy, which will eliminate the deficit and protect important public services on which Ontarians rely.

This approach is balanced, fiscally responsible and fair to Ontario families.

Growing the Economy and Reforming Public Services

As a matter of fairness and fiscal discipline, Ontario’s government has undertaken important reforms to control spending while maintaining and improving the quality of public services. Ontario has the lowest per-capita program spending in Canada. For two years running, growth in program expenditures overall has been held to less than one per cent. And last year, total government spending fell for the first time in more than a decade.

From this disciplined position, we must approach additional reforms to public services with careful attention to how Ontario families might be impacted. We will hold our spending firm. Vital public services are simply too important to the well-being of Ontario families. Cutting funding to health care and education — as some have done in the past and would suggest that we do again — would put our province’s schools, hospitals and jobs at risk.

Instead, we will maintain a rigorous approach to control program spending to reduce Ontario’s net debt-to-GDP ratio to the pre-recession level of 27 per cent.

In order to do so, we are currently moving forward with 60 per cent of the recommendations of the Commission on the Reform of Ontario’s Public Services, including increasing the use of nurse practitioners, offering online driver’s licence renewals and providing increased access to mental health consultations for youth through videoconferencing. Our next step will be to analyze all remaining recommendations, except those already ruled out because they do not align with the priorities of Ontario families.

Investing in People

The Ontario government’s plan will make new investments in our people its foremost priority. In challenging economic times such as these, the role of government is to provide families with the opportunity to realize their full potential and to ensure their access to vital public services. A healthy, well-educated population leads to a stronger economy.

Investing in people begins with education and health care. We will continue to invest in early learning to give our kids the best start in life. Our schools must be safe and well equipped. Our hospitals and home care must be effective and responsive to the needs of patients, especially our seniors and most vulnerable.

Your government continues to improve care in our province’s hospitals. More than 100 hospital projects have been built or are under construction across Ontario in communities such as Thunder Bay, London and Cornwall. To ease the critical transition from hospital to home, we are also investing substantially in home and community care services, particularly for our seniors.

The government is also helping seniors stay active, healthy and connected to the community. We are creating Ontario’s first-ever grants program dedicated solely to helping seniors participate in additional community activities and continue learning in areas like technology and financial literacy.

Canada Pension Plan

A fundamental priority for your government is retirement income security — especially for the middle class. Long-term savings and investment play a critical role. So too, governments must ensure a reliable and responsible retirement income system — one that evolves and responds to the practical realities of our times.

The Canada Pension Plan (CPP) is the foundation of the nation’s retirement income system. It is a program that has served generations of Ontarians well. The CPP has brought provincial and federal governments together in the common cause of supporting our seniors for nearly half a century. To enhance it for Ontarians, particularly for the middle class, we must make improvements now.

However, the federal government is resisting calls for improvement from provinces, from Premier Kathleen Wynne and from independent experts.

Your government is leading the way to secure a new agreement among provinces, territories and the federal government to enhance the CPP — to strengthen the benefits it provides. If an agreement cannot be reached, we will move forward with a “made in Ontario” solution.

Your government’s efforts to ensure retirement income do not conclude with CPP reform. We also recognize that ensuring a strong and stable retirement income system requires a comprehensive, long-term strategy and a range of tools. We will continue to work with Ontarians to provide more retirement savings options such as pooled registered pension plans. We will also work to assist those with workplace-based pension plans to ensure that these plans are sustainable and reliable over the longer term. For those who are accumulating retirement savings on their own, we will be vigilant in our effort to help reduce the costs associated with investing and consider options such as enhancing the oversight of financial advisers.

Helping Our Youth

To remain strong at home and competitive in the global economy, we must continue to support the efforts of our youth to gain the education they require, the skills they seek and the opportunities they deserve. This will help all Ontario families both in the near term and for the long run. Your government is taking specific actions to help youth.

Together, we are helping Ontario families cover the costs of postsecondary education. Many families work hard to send their kids to college or university. Our 30% Off Ontario Tuition grant helps families with those costs, and helps young people get the education they need to secure a brighter future. This grant helps more than 200,000 students every year pay for their education.

And, as part of our government’s plan to help create jobs and grow our economy, in the 2013 Budget, we announced a Youth Jobs Strategy to help young people find their way into the workforce. Over the next two years, 30,000 young people will gain the benefit of on-the-job workplace experience, introducing them to employers and offering them a head start on their future careers.

Fair Society

Ontario’s economy is strengthened when everyone has the opportunity to achieve their full potential. Strategic investments in education, health and income support help reduce reliance on social services, build the workforce and strengthen Ontario’s economy. While the minimum wage was frozen for a nine-year period before 2003, our government has increased it by 50 per cent to $10.25 per hour. We are currently awaiting recommendations on the appropriate timing and scale of future minimum-wage increases. We are also helping people get back into the workforce by removing barriers faced by social assistance recipients.

Our government recently increased access to French-language postsecondary education and services to help Ontarians prepare for future jobs.

And in order to reduce costs for consumers, we will consider changes to the Drive Clean program to ensure that it remains cost neutral over its lifetime.

Investing in Modern Infrastructure

The second part of our plan is to build more modern infrastructure, helping to drive economic growth and prosperity. Such an approach attracts private-sector investment and spurs the creation of good Ontario jobs.

By investing in our roads, bridges, highways and transit systems, we help to make our province safer, more competitive and more productive. Just as important, we boost the quality of life that families enjoy when they are able to spend less time trapped in traffic.

We need to invest the money necessary to put people to work and modernize our transit systems, roads, bridges, schools, hospitals and other important infrastructure projects.

To focus this effort, your government plans to create a special fund dedicated to the support of our province’s most pressing and important infrastructure projects. The Trillium Trust would receive revenue gains from asset sales, such as the sale of our interest in GM shares, and put that money to work by creating jobs and building an even stronger Ontario.

Building transit is an economic priority — we know that congestion costs our economy $6 billion annually. This merits specific attention and is already a cornerstone of your government’s approach to creating jobs and spurring economic growth. However, new innovative approaches are required to meet new challenges.

In addition to the work Metrolinx has done devising new revenue tools, Ontario would be the first province in Canada to develop and sell “Green Bonds.” The proceeds from these financial instruments would finance environmentally friendly infrastructure projects across our province — in communities of all sorts and sizes — while offering Ontarians an innovative way to contribute to the province’s future and earn a return on their money. The new bonds would capitalize on the Province’s ability to raise funds at competitive interest rates and serve as a tool to address critical infrastructure needs, create jobs and strengthen the economy.

Your government is also investing more than $35 billion over the next three years in capital projects that increase Ontario’s competitiveness and productivity. These investments will help create and support more than 100,000 jobs on average per year and make Ontario’s economy stronger for years to come.

Communities across the province will benefit from the building and improvement of roads, bridges and transit systems as well as schools and hospitals. These will be modern facilities equipped and constructed to respond to tomorrow’s demands, including the effects of climate change and extreme weather.

All regions will benefit from this enhanced focus on modernizing our infrastructure. A special fund was launched to continue to meet the unique needs of small, rural and northern municipalities. The government is looking at details of what a permanent fund would look like.

Your government will also work to ensure that these infrastructure projects are completed on time and on budget, with efficiency and focus. Already, Infrastructure Ontario, through its alternative financing and procurement (AFP) model, has helped reduce costs and risks to Ontario in many major projects. New projects set to be developed through AFP include the Eglinton Crosstown, Burlington’s Joseph Brant Hospital, Cambridge Memorial Hospital and University of Ottawa Heart Institute.

This model has been a success. Now we will build on its strengths and enhance it with provisions to increase the number of Ontario-based companies that participate in the construction of AFP projects.

Over the last eight years, Ontario companies have developed world-class expertise in the AFP model. As more countries see the value of this approach, Infrastructure Ontario will work with Ontario’s international trade offices around the world to export the expertise of our construction companies, engineers, financial services industry and architects.

Dynamic and Innovative Business Climate

Our plan’s third priority is to foster a dynamic and innovative business climate. Despite the uncertainties in the global economy, the fundamentals of Ontario’s economy are strong and our industries are well positioned to take advantage of new opportunities as they arise.

In order to attract more investment, your government has created a stable and competitive business climate for jobs and growth by encouraging investment with favourable tax policies such as eliminating the Capital Tax and lowering Corporate Income Tax rates. This attracts prosperity, spending and hiring. Your government also recently introduced legislation to cut the Employer Health Tax for 60,000 small businesses. With this change, almost 90 per cent of Ontario businesses would not pay this tax. This would help small businesses compete and grow across our province. That is why we urge all parties in the legislature to pass this Bill as soon as possible.

Jobs of Tomorrow

There is a heated competition among jurisdictions to attract the jobs and industries of tomorrow. Ontario is committed to succeed in this effort on behalf of the countless families who will rely on these good, well-paying jobs in the future.

As the government works to develop important sector strategies for Ontario industries, it will take targeted measures to encourage new investments from global information and communications technologies (ICT) companies.

Aerospace is another example of a sector that is increasing its presence in Ontario, creating good, well-paying jobs. To further accelerate this success, your government will work with partners to offer enhanced training for this sector. For example, Centennial College will partner with Bombardier, Canada’s leading aerospace manufacturer, on a new facility at Downsview Park.

In addition, Niagara College will expand its existing advanced manufacturing program to serve more businesses.

These initiatives will help create the next generation of manufacturing in the province.

Two months ago, Ontario opened its first law school and school of architecture in more than 40 years — both in northern Ontario. To continue helping young people find their future careers, Lakehead University in Thunder Bay opened its law school and Laurentian University in Sudbury opened its school of architecture.

Ontario also has an innovative agri-food industry that supports more than 740,000 jobs across the province. We have recently proposed a Local Food Act that, if passed, would celebrate and support the good things grown, harvested and made in Ontario.

To encourage entrepreneurial activity, we are also reinvesting in Communitech, an innovation hub that anchors the Waterloo Region’s vibrant technology cluster. Through targeted mentorship and access to seed investment, Communitech will help to grow Ontario technology companies into global players.

More Competitive Businesses

Your government wants to help businesses become even more competitive by encouraging them to invest in new machinery and equipment. Recent research shows that many companies are not taking advantage of potential opportunities to innovate, improve productivity and expand.

We will consider measures, including some taken in other places in the world to promote capital investment — including changes to research and development (R&D) tax credits to reward incremental R&D spending and a new “pay or play” incentive where a special corporate tax could be earned back through investments in new equipment, R&D or training.

Your government will also partner with industry to measure and report investments in innovation, training and technology, and showcase top performers against international benchmarks.

Your government will take targeted measures to encourage new investments from global companies with strength in IT, manufacturing and R&D. And we will continue to capitalize on our emerging growth opportunities at home and around the globe.

Our government is also helping communities through its economic development funds:

For example:

♦	In North Bay, the Northern Ontario Heritage Fund invested in Cementation, creating 10 jobs;

♦	In Kingston, the Eastern Ontario Development Fund invested in MetalCraft Marine, creating nearly 40 jobs; and

♦	In Woodstock, the Southwestern Ontario Development Fund invested in North American Stamping Group, creating almost 50 jobs and protecting 210.

The Need for a Committed Federal Partner

Building a prosperous and fair society requires collaboration among all orders of government. The results of successful partnerships are making a positive difference to Ontarians.

Unfortunately, in an effort to balance the federal budget, the federal government has been making a series of changes to programs and funding that negatively affect Ontario and other provinces.

These decisions often involve cutbacks in financial support and offload many responsibilities onto provinces and territories without proper consultation or compensation, including in such areas as public transit, skills training for workers, and support for our mining sector in the north and the Ring of Fire.

The federal government is announcing new immigration allocations to provinces through the Provincial Nominee Program. An increase would be a positive step forward. Our allocation has been too low and we have not had the same flexibility in the program as other provinces to meet changing labour market needs.

We need a committed federal partner to work with us to enhance the quality of life for all Ontario individuals and the competitiveness of Ontario’s businesses.

Conclusion

This province and its people are stronger when we work together as One Ontario — spurring economic growth, creating new jobs, strengthening public services and helping our families.

Your government has a fair and responsible approach to pursue precisely this path. By investing in our people, building new and more modern infrastructure, and fostering a dynamic business climate, we can achieve even greater prosperity in Ontario.

We remain on track to balance the budget by 2017–18, but we will make growing the economy and protecting vital public services our top priority.

We cannot cut our way to prosperity. Nor can we tax our way to growth.

As Ontarians, we will not create false divisions between employers and employees; rural and urban; north and south.

We will work together as One.

Your government knows that we must invest strategically in our people, in our infrastructure, and support a dynamic and innovative business climate, particularly in an uncertain global economy, to promote growth that helps support Ontario families and helps to balance our province’s budget.

That is our plan for jobs and growth.

We are taking positive, practical steps to grow the economy and create jobs, to grow a stronger Ontario, One Ontario.

Original signed by

The Honourable Charles Sousa
Minister of Finance

CHAPTER  I

CREATING JOBS AND
GROWING THE ECONOMY

Highlights

Section A: Jobs and Growth

Investing in People

☑
The government is committed to help Ontarians save for a strong and secure retirement and is leading the way by working to secure agreement among the provinces and the federal government on enhancing the Canada Pension Plan. If an agreement cannot be reached, the Province will move forward with a “made in Ontario” solution.

☑
Implementing the Ontario Youth Jobs Strategy will help 30,000 young people gain the benefit of on-the-job workplace experience, introduce them to employers and offer a head start on their future careers.

☑	Changes will help protect consumers and make certain services, such as cell phone and wireless service contracts, the Drive Clean program and auto insurance, more affordable.

☑
The government will provide support to Ontarians in greatest need and ensure that they can participate in the economy to their full potential by working to better match skilled workers with employment and releasing a second five-year Poverty Reduction Strategy that would focus on supporting attachment to the labour market.

Investing in Modern Infrastructure

☑
The introduction of green bonds and Ontario’s new Trillium Trust, and support for increased investment by pension plans in public infrastructure projects, would help address congestion, increase private-sector productivity and improve the quality of life for Ontarians.

☑
The government will introduce legislation that would require the Province to table a 10-year infrastructure plan in the legislature, supporting job creation, training opportunities and economic growth.

☑
Building on Ontario’s status as a global leader for alternative financing and procurement (AFP) projects, the government will enhance its AFP approach to improve the delivery of large and complex infrastructure projects and increase the number of Ontario-based companies that participate in the construction of AFP projects.

Supporting a Dynamic and Innovative Business Climate

☑
The government will build on Ontario’s strong fundamentals and encourage investment by partnering with industry and research organizations to help Ontario companies become more competitive and productive in order to create jobs, innovate and export.

☑
Building partnerships among colleges, universities and industry leaders to connect Ontario’s highly skilled workforce with innovative businesses, facilitate learning and training, and encourage new investment, will support growth in key sectors such as aerospace and information and communications technologies.

☑	The government is proposing to support small businesses by cutting the Employer Health Tax, helping 60,000 small employers save money, including 12,000 that would no longer pay this tax.

Section B: Managing Responsibly

☑	Continuing global uncertainty is slowing Ontario’s economic and revenue growth, but the government will continue to protect investments in jobs, growth and families ahead of short-term targets.

☑
The government has taken firm, effective measures to reduce spending growth, allowing the Province to overachieve on its deficit-reduction targets, and remains on track to balance the budget by 2017–18.

☑
Ontario has the lowest per-capita program spending in Canada and for the last two years has held growth in overall program spending below one per cent. The 2012–2013 Public Accounts of Ontario reported that program expense in 2012–13 was lower than the previous year for the first time in more than a decade.

☑
To maintain the government’s approach to managing program spending growth, the government is moving forward with 60 per cent of the recommendations of the Commission on the Reform of Ontario’s Public Services and will analyze the remaining recommendations.

☑
The government has taken steps to make the Ontario Public Service (OPS) more efficient and reduce its size through attrition or other measures. By March 31, 2012, the government had achieved the objective announced in the 2009 Budget of a five per cent reduction of full-time equivalent staff and is well on its way towards a further reduction of 1,500 full-time equivalent staff by March 31, 2014.

☑
With over half of all government spending going to salaries and benefits, the government has taken steps to manage public-sector compensation costs. Ontario public-sector wage settlements are below the growth of those in the private sector, municipal sector and federal public sector. The government is also reviewing executive compensation for the broader public sector.

☑
The government has taken action to increase the accountability of government agencies by strengthening oversight and enhancing the governance of classified agencies, and will begin benchmarking government enterprises such as the LCBO, Ontario Lottery and Gaming Corporation, Ontario Power Generation, Hydro One and other agencies.

☑	The establishment of the Financial Accountability Officer will ensure that the legislature and Ontarians have the financial information necessary to understand the state of the Province’s finances.

Section A:	Jobs and Growth

Introduction

Ontario families have weathered the global economic recession with strength and resolve. As a result, Ontario is emerging stronger than ever. The recession has shown that government has an important role to play in creating a climate of economic growth and helping people in their everyday lives. To create jobs and protect key public services that Ontarians rely on, the government is implementing a plan that will drive economic growth by:

♦	Investing in people;

♦	Investing in modern infrastructure; and

♦	Supporting a dynamic and innovative business climate.

Ontario’s plan will build on its competitive strengths. It will increase job creation in high potential growth sectors while supporting mature sectors so that they can continue to be competitive. It will also help entrepreneurs to access the tools they need for success in order to create more innovative companies and will help give them access to emerging markets.

Responsible Management of Program Expense

The government remains on track to balance the budget by 2017–18 in a fair and responsible way. This will mean new strategic investments to spur growth, create jobs, strengthen services and help families. Fiscal discipline is fundamental to the government’s approach. The government is making responsible choices that reflect the state of the world around us. Across-the-board cuts would hurt Ontario families, impact economic growth, damage key public services and result in substantial job losses. On the other hand, reckless tax hikes would hurt job-creating businesses and, by direct extension, Ontario families. Instead, the government remains committed to controlling spending by transforming the delivery of services.

Economic Recovery

Ontario’s economic fundamentals remain strong. The economy continues to grow and create new jobs in the face of a challenging global environment. Ontario has recovered all of the jobs lost during the recession and employment is now above the pre-recession peak. More than 475,000 jobs have been created since the recessionary low in June 2009 and there are currently over 200,000 more jobs since the pre-recession peak. Job creation in Ontario has outpaced that of the rest of Canada, the United States and all of the Great Lake States.

Real gross domestic product (GDP), an important measure of economic growth, has increased 8.9 per cent since the end of the recession and is more than three per cent higher than its pre-recession level. But given a fragile global recovery, many businesses, communities and people continue to feel vulnerable to economic change, and are uncertain about the future.

That is why the government has a bold plan to create jobs and grow the economy across the entire province. Through this approach, the government will help ensure that everyone has the opportunity to contribute to a stronger Ontario, One Ontario.

Ontario’s economic fundamentals are strong:

Well-educated, highly skilled workforce — 65 per cent of Ontarians have a postsecondary education, among the highest rates in the world.

Sound financial system — Ontario’s financial sector is one of the strongest in the world.

Competitive tax system — Since 2009, the marginal effective tax rate on new business investment in Ontario has been cut in half.

Fostering an environment of innovation — Leading universities and research centres support the commercialization of innovation.

Effective public services — Strong universal health care and elementary and secondary education.

1.	Investing in People

Leading the Way to Secure Retirement

Long-term savings and investment are critical to ensuring Ontarians prepare financially for their retirement. Many Ontarians today are having difficulty putting aside sufficient savings for retirement and are worried about their future financial security.

The government is committed to help Ontarians save for a strong and secure retirement so they are able to enjoy their retirement years. It will assist working Ontarians in planning for their retirement, whether they rely on retirement income provided through the Canada Pension Plan (CPP), are accumulating retirement savings independently, or have access to a workplace pension plan. This commitment will ease the financial pressure on their children and grandchildren.

The CPP forms the foundation of the nation’s retirement income system. An enhancement to the CPP is critical to ensuring that Ontarians, particularly middle-income earners, have greater financial security in retirement.

The government is leading the way by working to secure agreement among provinces and the federal government on enhancing the CPP. If an agreement cannot be reached, Ontario will move forward with a “made in Ontario” solution.

The government will also implement innovative retirement savings models such as pooled registered pension plans (PRPPs) to promote increased retirement savings in the province. Before introducing legislation, it will consult on an Ontario framework for PRPPs to provide employees, particularly those working in small and medium-sized businesses, with a simplified, low-cost retirement savings vehicle.

For Ontarians with self-directed retirement savings, such as registered retirement savings plans (RRSPs), Ontario will work to reduce the cost of investing and provide individuals with the help they need to make informed decisions about financial savings. The government will examine recommendations by the Ontario Securities Commission (OSC), which is looking at the structure of mutual fund fees, and consider more tailored regulation of financial advisers and planners.

Recognizing recent funding challenges, the government will also help those with defined benefit (DB) pension plans by implementing new and revised rules to ensure Ontario’s private-sector DB plans remain financially sound and public-sector DB plans remain affordable and sustainable. (See Chapter V: Retirement Income Security for more details.)

Connecting People to Tomorrow’s Jobs

To ensure all Ontarians can participate in the economy to their full potential, Ontario is continuing to take action by helping youth and workers needing additional training and support, and providing additional support for those in greatest need.

Implementation of the Ontario Youth Jobs Strategy

The government created the Ontario Youth Jobs Strategy to help young people find jobs, start their own businesses and gain valuable skills. A key element of the strategy, the Youth Employment Fund, was launched in September 2013 through the Province’s network of employment services across Ontario. The program gives employers incentives to offer four- to six-month job and training placements for young people of up to $6,800 to help cover wage and training costs, and up to $1,000 to help young workers pay for job-related costs like tools and transportation to work, with 2,000 jobs already created.

This initiative builds on Ontario’s investments totalling over $1 billion per year in employment and training services under Employment Ontario. Youth aged 15 to 29 accounted for 35 per cent of Employment Ontario participants in 2012.

TABLE 1.1 Ontario Youth Jobs Strategy — $295 Million over Two Years
Youth Employment	Ontario Youth Employment Fund	● Launched in September, this fund will provide employment opportunities for about 25,000 youth across Ontario. ● The fund helps employers offer four- to six-month job training placements for youth.
	Ontario Youth Skills Connections Fund	● Will partner about 3,000 young people with industry, not-for-profit and academic leaders to help them build career skills and secure jobs.
Youth Entrepreneurship	Ontario Youth Innovation Fund
●  Will provide about 2,000 training and employment opportunities for graduate students and postgraduate students, and help up to 1,000 postsecondary students launch startups by funding campus-linked business accelerators.

Ontario Youth Entrepreneurship Fund
●  Will generate about 6,000 mentorship and job opportunities by increasing funding for existing programs, such as Summer Company, and new programs to support the growth of youth-led companies with training, mentorship and seed financing.

Connecting Companies to Workers

The Ministry of Training, Colleges and Universities’ Rapid Re-employment and Training Service (RRTS) currently provides immediate response to announced layoffs, by connecting individuals with the relevant and appropriate Employment Ontario services that will help them regain employment. This response is always adapted to meet the unique circumstances of each situation.

The capacity will be expanded to better match skilled workers seeking employment with either existing employers expanding or new companies investing in Ontario. This would contribute to Ontario’s renewed focus on engaging employers across all regions.

Reducing Poverty Helps Strengthen the Economy

Ontario’s economy is strengthened when everyone has the opportunity to achieve their full potential. Strategic investments in education, health and income support help reduce reliance on social services, build the workforce and strengthen Ontario’s economy. That is why the government introduced the first Poverty Reduction Strategy, Breaking the Cycle, in 2008.

Ontario is making progress on its Poverty Reduction Strategy. The number of children living in poverty in Ontario has dropped 47,000 since 2008, a decline of 11.4 per cent. This reduction in poverty happened as Ontario’s economy was battered by the global financial crisis and ensuing recession. Without the Poverty Reduction Strategy, an estimated 15.9 per cent of Ontario children would have been living in low-income families in 2011. As a result of the Strategy, the actual child poverty rate was 13.6 per cent.

Building on this success, Ontario will release its second five-year plan in the coming months, with a focus on helping support attachment to the labour market.

While the minimum wage was frozen for a nine-year period, before 2003, the government has since increased it by 50 per cent to $10.25 per hour. The Province has also struck a Panel that will provide recommendations on the appropriate timing and scale of future minimum-wage increases.

Social assistance reform that helps remove barriers to employment can make a meaningful and lasting improvement in economic well-being. The 2013 Budget announced a new $200 monthly earnings exemption for those receiving Ontario Works (OW) and Ontario Disability Support Program (ODSP) supports to encourage employment. In addition, OW and ODSP recipients are able to keep 50 cents for every $1 of employment earnings above $200.

The government will continue to help people get back into the workforce by removing barriers faced by social assistance recipients.

21st-Century Learning

Creative, Innovative and Entrepreneurial Learning

Ontario students continue to lead the way in educational excellence, supported by the province’s world‐class schools. Investments in education will continue to build on student achievement, support innovative, technology-enabled teaching and learning practices, and integrate the higher-order skills such as critical thinking, communication, collaboration and entrepreneurship that young students need to succeed in the 21st-century global labour market.

McKinsey & Company Cites Ontario’s Education System as One of the Best in the World

In the 2010 McKinsey report “How the World’s Most Improved School Systems Keep Getting Better,” Ontario was recognized as being near the top among 20 school systems that “have registered significant, sustained, and widespread student outcome gains.” It was rated as “great” and on a trajectory to “excellent.” Then, in a subsequent McKinsey report titled “Capturing the Leadership Premium” (2010), Ontario was one of eight systems selected for review as a result of strong performance on international assessments and “good practices in school leadership.”

Ontario remains committed to preparing its youngest students for a productive future. Full-day kindergarten gives children a better start in school and prepares them for success in Grade 1 and beyond.

This school year, full-day kindergarten is available to about 184,000 four- and five-year-olds in approximately 2,600 schools. When the program is fully implemented in September 2014, all four- and five-year-olds will have access, benefiting approximately 265,000 children and saving families up to $6,500 per child per year on child care costs.

In October 2013, the Ministry of Education released the findings of a study conducted in partnership with Queen’s and McMaster universities. The evaluation provides preliminary evidence that full-day kindergarten is having a favourable impact on four- and five-year-olds in Ontario. The study showed that children with two years of full-day kindergarten instruction had reduced risks in social competence development, in language and cognitive development, and in communication skills and general knowledge development as compared to children with no full-day kindergarten instruction.

To remain competitive in the global economy, the government’s commitment and investments must continue to foster innovation in the education sector to drive towards even higher levels of student achievement. The government continues to consult with the public on moving Ontario’s education system from “great to excellent.” This vision will guide the next phase of Ontario’s education strategy.

Ontario continues to make significant improvements in student achievement.

●    In 2011–12, the high school graduation rate increased to 83 per cent, an increase of 15 percentage points over the 2003–04 level of 68 per cent. This means 115,500 more students graduated than had the rate remained at the 2003–04 level.

●    In 2002–03, only 54 per cent of children in Grades 3 and 6 were meeting the provincial standard in literacy and numeracy. Today, that number is 71 per cent, an increase of 17 percentage points. This means over 150,000 more elementary students are reaching the standard than would have in 2002–03.

●    The government expects to conclude formal consultations on Building the Next Phase in Ontario’s Education Strategy in November 2013 and anticipates launching an updated vision in early 2014.

Postsecondary Education Transformation and Training

Education is the cornerstone of the government’s economic plan. Ontario colleges and universities prepare the next generation for good jobs. Recognizing these benefits, Ontario has introduced a number of initiatives resulting in significant achievements to boost higher education.

The government has improved access for low- and middle-income families with the introduction of the 30% Off Ontario Tuition grant in 2011–12. About 230,000 students received this grant in 2012–13, up from 207,000 the previous year.

Further proposed enhancements include better alignment of tuition fee deadlines with Ontario Student Assistance Program (OSAP) payments, so that students do not face penalties for late payment while they are waiting for their student assistance to arrive.

The 2013 Ontario Budget reaffirmed the government’s commitment to integrate employment and training services across government with Employment Ontario. This will give individuals and employers improved access to the services they need — whether it is training to improve skills, opportunities to gain work experience, or strategies and tools to recruit local talent.

The Ministry of Training, Colleges and Universities continues to develop options on how best to implement this initiative. The government is also engaging key stakeholders to better integrate the programs.

Over 120,000 apprentices are learning a trade today — more than double the number in 2002–03. The Ontario government continues to invest in the apprenticeship system to ensure that the province has the skilled workers it needs, including supports and incentives to increase apprenticeship completions.

The Ontario government is working with colleges, universities, students and other stakeholders to build a sustainable postsecondary education system that supports job creation, enhanced productivity and better collaboration with regional communities.

Key government priorities in creating a sustainable postsecondary education system include:

♦	Improved collaboration with industry on program development and applied research;

♦
A differentiated postsecondary education system that will place a premium on collaboration between institutions to support the government’s vision and priorities for postsecondary education, and support institutions to build on their distinctive strengths; and

♦	Improved credit transfers between institutions so students have more options.

Expanding French Postsecondary Education

Ontario recently announced more opportunities to study in French and prepare for future jobs. The province’s Action Plan for French-language Postsecondary Education will increase access to French-language postsecondary education and services in central and southwestern Ontario. Ontario is providing $16.5 million to help universities and colleges expand their French-language programs and services, including expansions already underway at York University's Glendon College, College Boréal and La Cité collégiale in the Greater Toronto Area. The government has increased funding to French-language postsecondary education by more than 62 per cent since 2003–04.

Supporting Northern Ontario Students

Ontario is committed to making smart investments that will help northern Ontario’s economy grow and create more jobs. The Ontario government has invested $1.5 million in Lakehead University’s new Faculty of Law and $21 million in Laurentian University’s new School of Architecture, northern Ontario’s first law and architecture schools. Lakehead’s law school welcomed its inaugural class in September 2013. The first phase of the new School of Architecture at Laurentian was completed in 2013.

These schools will help northern Ontario students enter the law and architecture professions, and study closer to their families and the communities where they grew up.

Increasing Access to Health Care

A healthy, well-educated population leads to a stronger economy. More doctors and nurses mean more people can access family health care when they need it. The government has made significant investments to increase the number and availability of primary care providers in the province, including initiatives to support the training and employment of physicians and nurses, such as:

♦	Creating four new medical education campuses in St. Catharines, Kitchener-Waterloo, Windsor and Mississauga, which are successfully training doctors;

♦	Opening the Northern Ontario School of Medicine in 2005 — the first new medical school in Canada in over 30 years. As of 2012, the school was training a total of 249 undergraduate medical students;

♦
Expanding opportunities for International Medical Graduates (IMGs) to practise in the province. Ontario currently offers more training positions and assessments for IMGs than all other provinces combined. IMGs account for approximately 25 per cent of the province’s physician workforce;

♦	Continuing to support nurses to work to their full scope of practice so patients can get the services they need; and

♦	Creating the Nursing Career OrIENtation Initiative, an employment initiative to help internationally educated nurses transition to practise full time in Ontario.

Keeping Seniors Active

Seniors helped build this province. Through Ontario’s Action Plan for Seniors, released earlier this year, the government is helping seniors stay active, healthy and connected to the community. It is building on this commitment by announcing Ontario’s first-ever grants program solely dedicated to seniors. This $500,000 program will help seniors participate in more community activities, continue their learning in areas like technology and financial literacy, and develop a strong sense of social inclusion and community participation. This grant program is another step towards making Ontario the best place to age, to live longer and to live well.

Protecting Consumers

The government has recently introduced changes that will help protect consumers and make certain services more affordable.

Stronger Rights for Wireless Consumers

Cell phones are the new utilities. They are not luxuries, they are necessities of modern life. Wireless costs are too high in Ontario. Ontario is committed to providing consumers with clear information and fewer surprises when they enter into cell phone and wireless services contracts.

Ontario is moving forward to protect wireless and cell phone customers with the passage of the Wireless Services Agreements Act, 2013. The new legislation will benefit wireless consumers by:

♦	Limiting the cost associated with cancelling a contract;

♦	Requiring contracts to be written in plain, easy-to-understand language;

♦	Ensuring contracts clearly spell out which services come with the basic fee, and which would result in a higher bill; and

♦	Showing all-inclusive prices in wireless services pricing and advertisements.

These reforms will protect the rights of consumers while furthering the government’s commitment to building a strong economy and a fair, safe and informed marketplace.

Stronger Rights and More Protection for Consumers

Educating and protecting Ontario consumers is part of the government’s plan to ensure a fair marketplace and help people in their everyday lives. If passed, the government’s proposed Bill 55, Stronger Protection for Ontario Consumers Act, 2013, would:

♦	Curb aggressive door-to-door sales tactics on the sale of water heaters;

♦	Protect vulnerable, indebted consumers against the abusive practices of some companies offering debt settlement services;

♦	Help protect home buyers and sellers in real estate bidding; and

♦	Give home buyers and sellers more power to negotiate both fees and commissions when working with a real estate professional.

Protecting Ontario’s Consumers and Investors

Ontario’s capital markets are well regulated and foster safe, stable and attractive investment opportunities. The government remains committed to modernizing securities laws and the regulatory framework to ensure sound and efficient markets that help investors and savers work towards their financial objectives.

Financial literacy helps Ontarians make informed investment decisions. The government encourages individuals of all ages to plan for their economic future and will continue to work with its partners, including the Ontario Securities Commission (OSC), to promote the financial literacy of all Ontarians. The Investor Education Fund, which is funded through monetary settlements and fines resulting from OSC enforcement proceedings, has created and maintains a website with the most popular financial material of its kind in Canada.

The OSC is currently engaged in a number of high profile consultations affecting investors and capital markets. One such OSC consultation relates to the examination of the structure of mutual fund fees (including trailer fees) in Canada to see whether there are investor protection or fairness issues, and to determine whether any regulatory responses are needed.

Financial advisers, including financial planners, also play a significant role in the savings and investment decisions of many individuals and provide a broad range of available financial planning services. People who seek the assistance of financial planners expect access to sound, professional advice to ensure that their investment decisions best serve their financial goals. The government will investigate the merits of proceeding with more tailored regulation of financial planners. It will consider the appropriate regulatory framework for doing so, including possible reforms put forward by industry organizations.

Renewing the Drive Clean Program

In the coming months, the Ministry of the Environment will announce a reduction in Drive Clean fees paid by consumers to ensure the program remains revenue neutral over its lifetime. The Drive Clean program protects public health by reducing smog-causing emissions by more than a third every year, removing 335,000 tonnes of smog-causing pollutants from the air since 1999.

Cutting Auto Insurance Rates

As part of the government’s plan to make everyday life more affordable, the government announced a multi-faceted plan, in August 2013, to reduce Ontario auto insurance rates by 15 per cent on average within the next two years — with an overall average eight per cent reduction target by August 2014.

Ontario’s Auto Insurance Cost and Rate Reduction Strategy

To help achieve the average rate reduction, the government gave the Financial Services Commission of Ontario (FSCO) the authority to require insurers to re-file new rates for FSCO approval. Insurers have started to file new rates with FSCO as a result of this new authority. The government also made the Superintendent of FSCO’s guidelines binding to help reduce unexpected costs.

The government expects that the January 2014 report on approved rates from FSCO will provide the first evidence that its strategy to reduce costs and rates is working.

Transforming the auto insurance dispute resolution system is another key element of the government’s Cost and Rate Reduction Strategy. The Province appointed former Associate Chief Justice of the Superior Court of Justice, the Honourable J. Douglas Cunningham, to lead a review and make recommendations on how to make this a more efficient and effective system. An interim report is expected in the fall, in which the Honourable J.D. Cunningham will outline preliminary recommendations as well as a framework for possible legislation towards a new auto insurance dispute resolution system. Stakeholder consultations on the recommended legislative direction will be held in the coming months in preparation for the final report.

The government also committed to protecting consumers by continuing to ensure that insurer rate filings include rates that reward safe drivers and by helping to ensure that all regions of Ontario benefit fairly from cost savings.

Tackling Fraud

The Ontario government is also continuing to crack down on auto insurance fraud to further benefit consumers. The government has already taken a number of actions to address key recommendations made by the Auto Insurance Anti-Fraud Task Force, such as a framework for licensing health clinics in the auto insurance system, and expanding the regulator’s investigation and enforcement authority.

The Task Force identified consumer engagement and education as an important part of the fight against fraud. FSCO has launched an Anti-Fraud Hotline at 1-855-5TIP-NOW that will allow the public to play a greater role in combating fraud. Ontario has also added important information to the Ministry of Transportation’s Driver’s Handbook to help new drivers understand and prevent auto insurance fraud.

The government is also actively working to develop a province-wide system to oversee the towing industry. In the winter of 2014, the government will work closely with the sector, the Association of Municipalities of Ontario, the City of Toronto and other key stakeholders on the development of a proposed model. As part of this work, the government will also look at the issues of vehicle storage and collision repair practices.

In addition, the insurance industry is working to fight fraud. It recently announced the creation of Canadian National Insurance Crime Services (CANATICS), a new not-for-profit organization that will use data analytics to identify suspicious claims. The Task Force supported the use of data analytics to combat auto insurance fraud and recommended the creation of such an organization in its final report.

Increasing Transparency and Accountability

To increase the transparency and accountability of the system, the government will provide independent annual public reports on progress made on the Cost and Rate Reduction Strategy.

The government is taking strong action to make auto insurance more affordable for the province’s over nine million drivers. However, the insurance industry must also do more. For example, the industry needs to review its claims management practices regularly to ensure that it is operating as effectively and efficiently as possible.

Ensuring market competition in the provision of auto insurance will continue to play an important role in keeping auto insurance rates down.

The government will continue to consult with stakeholders on any possible new measures that can work to reduce costs and lower auto insurance rates for consumers.

2.	Investing in Modern Infrastructure

Building modern public infrastructure is a key driver of economic growth, prosperity and job creation.

Infrastructure investments help address congestion, increase private-sector productivity, and improve the quality of life for Ontarians. Public transit and integrated transportation networks support economic growth by giving Ontarians better access to jobs, attracting business investment, helping to prevent bottlenecks and expanding access to suppliers, buyers and skilled workers. Investments in health infrastructure, schools and postsecondary facilities support the delivery of high quality health care and provide better places to learn.

The government is introducing three new initiatives to further invest in infrastructure priorities such as public transit, highways, hospitals and schools:

♦
Ontario’s New Trillium Trust: The government would create the Trillium Trust where revenue gains from asset sales would be placed in a consolidated trust and used to finance key public infrastructure priorities.

♦
Green Bonds: The government would make Ontario the first province in Canada to develop and sell green bonds. Green bonds are a tool to raise capital for projects with specific environmental benefits. The proceeds from green bonds would be invested in transit and other environmentally friendly infrastructure projects across the province and allow Ontarians to directly invest in the future of their province.

♦
Pension Plan Investment in Ontario Infrastructure: The government will propose regulations that would allow pension plans to further invest in local infrastructure by exempting plans’ investments in certain Ontario public infrastructure projects from the “30 per cent” pension investment rule. This rule prohibits Ontario pension plans from owning more than 30 per cent of the voting shares of a single corporation, restricting pension plans from taking an active role in infrastructure and other investments. The government is proposing to remove this obstacle to investments in Ontario public infrastructure projects, which could represent a significant new source of capital to support economic growth and job creation in Ontario.

Public Infrastructure Benefits Ontario’s Economy

Economic Impacts of Public Infrastructure in Ontario

A growing body of research demonstrates the significant economic benefits of public infrastructure.

  ●   A 2013 Conference Board of Canada report cited Ontario’s current and planned real infrastructure investments from 2006 to 2014, and reported that:

●    each $100 million of public infrastructure investment in Ontario boosts gross domestic product by $114 million, particularly in the construction and manufacturing sectors; and
●    public infrastructure adds over $1,000 to the average annual income of Ontarians by 2014 and lowers the unemployment rate by about one percentage point compared to what it would have been in the absence of these investments.

●  A 2009 Statistics Canada report estimated that roughly 50 per cent of Canada’s growth in productivity from 1962 to 2006 was the result of public infrastructure.

●  A 2008 Statistics Canada report stated that public infrastructure spending decreases business costs by 11 cents on the dollar and manufacturing costs specifically by 27 cents on average.

The Province has invested more than $85 billion in public infrastructure since 2003 to reverse the underinvestment that had accumulated over several previous decades. All regions of Ontario have benefited from these investments, which have resulted in:

♦	more than 7,900 kilometres of provincial highways built or repaired in Ontario, including over 4,000 kilometres in northern Ontario;

♦	more than 950 bridges constructed or repaired on provincial highways;

♦ ♦	over 100 major hospital projects initiated, including 40 under construction or in planning; and 610 new schools opened, planned, or under construction.

The Province will continue to make significant investments in infrastructure of more than $35 billion over the next three years, including about $13.5 billion in 2013–14. Planned infrastructure investments over the next three years would support well over 100,000 jobs on average each year in construction and related industries across the province.

Given the importance of Ontario’s economy to Canada, Ontario believes the federal government needs to be a full partner in strategic infrastructure investments through adequate and predictable funding that is coordinated and consistent with provincial infrastructure plans. (See Chapter IV: The Need for a Committed Federal Partner for more details.)

Introducing Ontario’s First Long-Term Infrastructure Legislation

Building on the government’s commitment to support the economy through infrastructure investments, the Province will introduce legislation that, if passed, would require the government to table a 10-year infrastructure plan in the legislature. This would support job creation and training opportunities, economic growth and protection of the environment.

Making Strategic Investments in Infrastructure

Building Public Transit

Investments in public transit help manage congestion, reduce transportation costs, and improve the livability of cities. The Province is investing over $3 billion in transit infrastructure in 2013–14.

This year, Ontario enacted legislation to make the Dedicated Gas Tax Program permanent. This program provides two cents per litre of gas tax revenue to help municipalities improve public transit. These revenues will support 96 municipal transit systems serving 130 communities, and represent an investment of $2.6 billion since 2004. This funding is helping municipalities expand and improve public transit infrastructure, increase accessibility, buy more conventional and specialized transit vehicles, add more routes and extend hours of service.

The 2013 Budget also announced increasing investments in GO Transit over the next 10 years to address underserviced areas, meet projected demand for peak-hour service, and help lay the foundation for major initiatives included in Metrolinx’s regional transportation plan, The Big Move. In June, the Province announced that GO Train service along the Lakeshore line between Aldershot and Oshawa will run every 30 minutes, seven days a week. This adds 263 new train trips in total every week along the line, offering greater flexibility to commuters in the Greater Toronto and Hamilton Area (GTHA).

In May 2013, Metrolinx made recommendations to support the funding and implementation of projects under The Big Move, estimated at a capital cost of $50 billion. There will also be associated financing costs and, as these projects come into service, they will require ongoing funding to maintain and operate these new assets over their lifetime.

Given the importance of transit funding in Ontario, the government has established a 13-member panel to evaluate dedicated sources of revenue to fund further investments in public transit infrastructure. Throughout November, these experts will engage the public on the recommendations presented by Metrolinx and other potential options to support ongoing investment in transportation.

At the same time, the Province is committed to introducing high-occupancy toll (HOV/HOT) lanes in the GTHA, in which carpooling drivers would continue to drive for free, but individual drivers would be able to choose to drive in the HOT lane for a toll. Toll-free options would exist on all highways that have HOV/HOT lanes.

Congestion Is Hurting Ontario’s Economy

“In the Greater Toronto and Hamilton Area, the commonly used estimate is that congestion costs the economy about $6 billion per year … this report estimates the additional costs [above the $6 billion] to be at least $1.5 billion and as much as $5 billion per year [in lost wages].”

C.D. Howe Institute, “Cars, Congestion and Costs: A New Approach to Evaluating Government Infrastructure Investment,” July 2013, p. 1.

Building Highways

As important as public transit is, a modern, efficient highway network plays an important role in helping address traffic congestion. Investments in the provincial highway network support the movement of goods to market and commuters between their homes and workplaces. Ontario is making strategic investments to expand provincial highways, including widening Highway 417 in Ottawa and Highway 11/17 between Thunder Bay and Nipigon, and extending Highway 407 east through Durham Region.

Building Municipal Infrastructure

To build stronger communities, support jobs and grow local businesses, the Province announced as part of the 2013 Budget a new $100 million infrastructure fund to help small, rural and northern municipalities undertake critical infrastructure projects.

Over the summer, the Province heard from more than 500 municipal delegates on the design of the program. Informed by these consultations, the new Small, Rural and Northern Municipal Infrastructure Fund has three parts:

♦	$71 million for road, bridge, water and wastewater projects that are identified as priorities in municipal asset management plans;

♦	$25 million to fund 20 previously submitted critical project proposals; and

♦	$4 million to help municipalities with populations under 5,000 complete asset management plans to ensure that the highest-priority projects are built.

The Province is continuing to take consultation feedback into account as it considers options to make the Fund permanent through the 2014 Budget.

Investing in Health Infrastructure

The Province continues to make significant progress in ensuring the provision of the right care, at the right time, in the right place. This includes initiating over 100 major hospital projects that are complete or underway. For example, the new Humber River Regional Hospital, once complete, will provide for increased patient capacity and expanded emergency services for the surrounding community in north Toronto. Another example is the provincial investment to expand the dialysis facility at Renfrew Victoria Hospital, which will reduce the need for patients to commute to Ottawa to meet their dialysis needs.

In Cornwall, the Province is supporting the construction of a new hospital that would consolidate all acute and rehabilitation hospital services from two sites into one. The redevelopment project at Atikokan General Hospital will give families access to quality health care services in state-of-the-art inpatient facilities.

In addition, the Ministry of Health and Long-Term Care is developing a long-term solution to address the capital investment needs of the community health care sector.

Investing in Education and Postsecondary Infrastructure

Investments in schools and postsecondary facilities provide better places to learn and train the highly educated workforce that Ontario’s economy needs. Across Ontario, 610 new schools have been opened, planned, or are under construction. In January 2013, the Province also announced the retrofit of another 48 schools to help meet the needs of the province’s growing communities, revitalize older schools and improve the efficiency of education infrastructure.

The increase in college and university enrolment in Ontario over the past decade has put pressure on postsecondary infrastructure. The government is investing in 20 capital projects throughout the province to support postsecondary education.

Additionally, the Province recognizes that despite recent growth in enrolment capacity, many of the largest and fastest growing communities in Ontario do not have postsecondary campuses or have campuses that provide limited local options for students. The government remains committed to improving the alignment of future capacity with long-term demand growth to ensure more students have quality learning closer to home. This fall, the government will release a policy framework to govern future expansion in the postsecondary sector either through creation of three new campuses or through major expansion at existing campuses. The Province will also initiate a call for proposals with an announcement of potential locations in early 2014.

Innovative Approaches to Infrastructure Investment

Alternative Financing and Procurement

Ontario is a global leader for alternative financing and procurement (AFP) projects. Infrastructure Ontario (IO) and its private-sector partners are consistently delivering valuable public infrastructure assets on time and on budget. The Ontario government, through IO, is delivering over 80 projects using the AFP model, valued at about $35 billion. This includes over 50 projects completed or under construction, with an estimated $3 billion in value-for-money savings. A recent review of the 30 completed projects found that 29 were completed at or below budget and 28 were completed on or ahead of schedule, or within three months of schedule.

Leading the Way

“Infrastructure Ontario is recognized as an international leader in leveraging private-sector expertise to deliver projects on time and on budget.”

Her Majesty’s Treasury (United Kingdom), December 2012.

Building on this success, each year IO will continue to release a market update that identifies upcoming projects, estimated project sizes and procurement timelines, to allow firms to better organize their resources.

With its partners, IO will play a critical role in delivering important infrastructure projects including:

♦	Eglinton Crosstown;
♦	Burlington’s Joseph Brant Hospital;
♦	Cambridge Memorial Hospital;
♦	University of Ottawa Heart Institute; and
♦	St. Joseph’s Health Care – West 5th Campus in Hamilton.

Further, based on progress on the Humber and Sheridan College projects, IO will move forward in partnership with the Ministry of Training, Colleges and Universities and Seneca College to expand learning facilities using the AFP delivery model.

The government is taking action to enhance the AFP approach to improve the delivery of large and complex projects, particularly integrated transit systems with significant risk and scope. These enhancements would enable companies of various sizes to compete and participate while maintaining the commitment to on-time and on-budget delivery. Pilot AFP initiatives are also anticipated to increase opportunities for apprentices.

The Conference Board of Canada’s August 2013 report and the December 2012 report from the U.K. Treasury cite IO as a global leader in delivering public investment with the private sector. Infrastructure Ontario will work with Ontario’s international trade offices to create export opportunities for Ontario’s construction companies, engineers, architects and financial services. Recently, IO was invited to be an expert adviser to the National Governors Association in the United States to assist with their delivery of public infrastructure with private-sector partners. This is an example of how the government can help Ontario-based companies do more business abroad.

Maximizing the Value of Government Assets

The government’s priority is to invest in jobs, not real estate. That is why the government continues to reduce its real estate footprint to achieve greater value from its existing assets.

The government is moving forward with the sale of the LCBO head office located on Lake Shore Boulevard in Toronto. The one-time proceeds from this sale would be placed into the new Trillium Trust to fund priority infrastructure projects.

Additionally, the government is reviewing options for the Ontario Power Generation (OPG) head office building located at 700 University Avenue in Toronto. OPG already leases out a majority of the building, and the Province and OPG will explore opportunities to unlock value associated with this property for the benefit of Ontarians.

The government will also continue to evaluate its assets in conjunction with IO, in order to support jobs, protect public services and grow the economy.

On September 10, 2013, Ontario, along with the federal government, sold its interest in 10 million shares of General Motors (GM) Company, resulting in a revenue gain to the Province of $249 million. The Province continues to hold an interest in approximately 36.7 million GM shares, and will continue to monitor the value of these remaining shares to assess the appropriate timing for share divestiture. Revenue gains from this divestiture would be placed into the new Trillium Trust and used to finance key public infrastructure priorities.

Ontario’s Long-Term Energy Plan and Clean Energy

In 2003, Ontario’s electricity system had no long-term plan and for the previous decade, little investment had been made in the province’s electricity infrastructure. There was not enough generation to reliably meet demand and transmission lines were aging.

Over the last 10 years, over 7,500 kilometres of transmission and distribution lines have been upgraded in the province, representing an investment of more than $10 billion, including the Bruce-to-Milton transmission reinforcement project. As well, about 12,000 megawatts (MW) of new and refurbished generating capacity have been added, representing investments of over $21 billion. Today, Ontarians can feel secure that the lights will come on when they flip the switch.

The government has been regularly updating a 20-year, long-term energy plan to forecast energy needs and plan for conservation and new supply to meet the province’s electricity needs. The government initiated a consultation process this summer as part of its review process for an updated Long-Term Energy Plan (LTEP).

Eliminating Coal-Fired Generation

The Province is eliminating coal-fired generation, and has moved forward the 2014 closure date for the Lambton and Nanticoke coal-powered generating stations to before the end of 2013. On October 23, 2013, the Province marked the end of burning coal at the Lambton Generating Station.

Ontario’s elimination of coal-fired electricity generation is the single largest greenhouse-gas reduction measure being undertaken in North America in this timeframe — the equivalent of taking seven million cars off the road. Since 2005, various initiatives have helped Ontario families and businesses conserve more than 1,900 megawatts of electricity — the equivalent of taking more than 600,000 homes off the power grid. Conserving energy not only saves money for families and businesses, but also lowers demand on the electricity system and helps reduce greenhouse gas emissions.

The key principles of an updated LTEP are expected to include a focus on conservation, a clean and reliable electricity system, cost effectiveness and community engagement. The updated LTEP will have a renewed focus on facilitating the transition from planning to siting for new electricity infrastructure projects as well as minimizing costs to ratepayers.

The timing and amount of new resources to be procured will be informed by the updated LTEP. By putting conservation first, the updated LTEP will be able to avoid generation costs. Updated projections on demand, conservation and supply enable deferring the construction of two new reactors at Darlington. As a result, billions of dollars of costs will be avoided. The government has also taken action in a number of areas:

♦
In May 2013, the Ministry of Energy made changes to the Feed-in Tariff (FIT) Program, including removing from the program the future procurement of large renewable projects (greater than 500 kilowatts) and developing with the Ontario Power Authority (OPA) a new competitive process that will consider input from stakeholders and communities.

♦
In October 2013, the government announced its plan to improve the siting of large energy infrastructure projects by implementing the recommendations made by the OPA and Independent Electricity System Operator (IESO). The new rules will ensure infrastructure is located in the right place from the start, improve municipal engagement and public consultation, and ensure greater predictability for the energy sector.

The government has also taken action to mitigate electricity rates for Ontario families and businesses.

♦
In June 2013, the government announced an update to the Green Energy Investment Agreement (GEIA) with the Korean Consortium, reducing the contracted capacity from 2,500 MW to 1,369 MW, and reducing the total contract commitment of the project by $3.7 billion.

♦	Through changes to the FIT program, from FIT 2.0 to FIT 3.0, the Ministry of Energy has estimated a cost reduction from lower FIT prices of approximately $1.9 billion.

♦
As Ontario negotiates new power purchase agreements with existing Non-Utility Generators (NUGs), it will be done with an eye to ensuring maximum value to ratepayers. If a NUG is not required for power system needs, then a new contract will not be executed.

Competitive and Innovative Climate for Transmission

As part of the government’s upcoming LTEP, the Ministry of Energy will work with IO and Hydro One to explore ways to apply IO’s proven alternative financing and procurement (AFP) model for competitive procurement, to new large-scale transmission grid projects. This would allow these projects to take advantage of private-sector expertise and innovation to drive construction costs down and further mitigate future rate pressures for Ontario electricity consumers.

Electricity Cost-Containment Measures
The government has taken significant actions to reduce ratepayer impacts and contain electricity costs through the following measures:
●  Reducing the amount of capacity contracted with the Korean Consortium from 2,500 megawatts to 1,369 megawatts, reducing the total contract commitment by $3.7 billion.
●  Changing the Feed-in Tariff (FIT) program, with lower FIT prices, resulting in an estimated cost reduction of approximately $1.9 billion.
●  Negotiating new power purchase agreements with existing Non-Utility Generators, only to meet system needs and ensure maximum value to ratepayers.
●  Deferring the construction of two new nuclear reactors at Darlington and avoiding billions of dollars of costs.

Supporting Aboriginal Participation in Energy Infrastructure

The government announced in the 2009 Budget the Aboriginal Loan Guarantee Program (ALGP) to provide loan guarantees to support Aboriginal investment in renewable energy generation and transmission infrastructure projects. In 2012, the Province increased the program’s envelope from $250 million to $400 million.

The government continues to be committed to supporting Aboriginal communities’ equity investments in electricity generation and transmission infrastructure projects in Ontario. The ALGP is well suited to support significant Aboriginal investments in larger projects. To date, applications have been received representing planned Aboriginal participation in projects totalling over 1,250 MW of new renewable energy supply. Three loan guarantees have been approved so far, including the recently approved loan guarantee supporting a portion of the investment by the six First Nation members of United Chiefs and Councils of Mnidoo Mnising in the McLean’s Mountain Wind Project.

3.	Supporting a Dynamic and Innovative Business Climate

The fundamentals of Ontario’s economy are solid and its industries are well positioned to take advantage of growing opportunities in the global economy. Ontario has a well-diversified economy with key industries such as agriculture, forestry, mining, manufacturing and services. These industries represent opportunities for growth and increased business investment to improve their competitiveness.

The government has put in place a competitive tax system for business, made regulations less burdensome, and enhanced the safety and efficiency of capital markets, while delivering lower-than-forecasted deficits. In addition, the marginal effective tax rate, which is a key determinant of business investment, has been cut in half. Nevertheless, many firms continue to underinvest in innovation and productivity-enhancing technologies such as R&D, new equipment and computer software.

Ontario’s Businesses Could Be Investing More

Ontario’s businesses have strengthened their financial positions despite a challenging global economic backdrop. Many analysts and the Bank of Canada have pointed to the generally strong balance sheets of Canadian businesses and concluded that the business sector is now well positioned to make increased investments to improve innovation and productivity.

Increasing Opportunities for Businesses to Invest

A recent report by CIBC Economics suggests that Canadian businesses are extremely well positioned to increase investment. CIBC Economics’ composite indicator of corporate strength — which includes nine key measures of corporate performance — is close to an all-time high. The improvement in these key indicators includes historically low debt-to-equity ratios, strong cash positions and record low business bankruptcies. In particular, the corporate cash position of Canadian corporations is at a near record high relative to assets.

CIBC Economics, “Why Corporate Canada Will Surprise on the Upside in 2014,” October 2013.

“Previous studies have shown that despite a strong dollar, low interest rates and a stable investment environment, many of our businesses invest materially less in the research and development (R&D) and machinery and equipment (M&E) (including information and communication technology (ICT)) that are vital to improving productivity. Our new research suggests that a significant portion of Canadian firms mistakenly believe they are making competitive levels of investment when they are not — causing them to slip behind their peers.”

Deloitte Canada, “The Future of Productivity: A Wake-Up Call for Canadian Companies,” 2013, p. 1.

Healthy corporate balance sheets provide businesses with flexibility to expand operations. However, Ontario lags the United States and the rest of Canada when it comes to business investment as a share of GDP. Ontario’s businesses have the potential to invest more and create more good, well-paying jobs. The government is committed to working with industry to help it activate this capital to stimulate economic growth.

Strong business investment matters critically for labour productivity growth, both because it increases the amount of capital per worker, but most importantly because it brings new technology to the workplace. New technologies spur innovation, efficiency gains, higher output and increased competitiveness.

Encouraging More Business Investment Activity

The government will work with industry and research organizations to find solutions to help more Ontario companies become more competitive and productive in order to create jobs, innovate and export.

In addition, the government will partner with industry on measuring and reporting investment in innovation, training and technology, and showcasing top performers according to international benchmarks. To demonstrate the government’s commitment, it will begin to benchmark government enterprises such as the LCBO, Ontario Lottery and Gaming Corporation, Ontario Power Generation, Hydro One and other agencies. The responsible ministries will report annually on the performance of these enterprises.

The Province will also study various approaches, including those taken in other jurisdictions, to encourage higher levels of business investment, such as:

♦
Replacing existing research and development (R&D) tax credits with an incentive that would reward incremental R&D spending. The new credit would redirect support to incremental R&D expenditure growth, to provide an incentive for businesses to increase R&D and/or expand research operations in Ontario. The majority of U.S. states provide R&D tax credits based on incremental R&D expenditures. Ontario’s and Canada’s business R&D investment as a proportion of GDP remains significantly lower than that of the United States.

♦	“Pay or play” tax incentives, such as:

s	a special corporate tax that could be eliminated or reduced through investments in new equipment or other eligible investment expenses; and

s
a payroll tax that could be eliminated or reduced by employer investments in employee training and/or by funding training programs. Quebec, France and a number of U.S. states have payroll taxes that encourage or support training expenditures.

Investment Ready Program

In a highly competitive global economy, businesses need to move fast when making investment decisions. To build on Ontario’s success in attracting new business investment, the government has introduced a program to pre-certify industrial sites that are investment ready. This ensures that sites have the proper services a business needs to start up its operations.

Open for Business

The government is continuing to work on the Open for Business initiative, to help make Ontario more attractive for business development while protecting the public interest.

It has reduced regulations, which has resulted in a reduced burden on business and stakeholders of over 17 per cent (or over 80,000 regulatory requirements).

Building Sector Partnerships for Success

Leveraging Partnerships with Ontario’s Diverse Industries

Industrial diversity is an important contributor to economic strength and resilience. Ontario’s economy is well diversified with many industries, some mature and some emerging rapidly and poised for future growth.

The government is partnering with all key sectors of the economy, identifying opportunities and offering solutions to challenges. It will build on its competitive strengths to drive jobs and growth.

Growing Ontario’s Agri-Food Industry

Ontario’s innovative agri-food industry, including its large and diverse farming sector, competitive food processing industry and large food services sector, supports more than 740,000 jobs across the province. Ontario has the sixth largest food processing sector in North America, and a strong food safety culture that is in high demand in world markets, including fast-growing emerging economies.

Premier Kathleen Wynne recently issued a challenge to the agri-food industry to double its exports and create 120,000 jobs by 2020. The government will work in greater partnership with key industry sectors to identify opportunities for increased trade, investment in innovation, training and productivity, and cooperation within the sectors. The Jobs and Prosperity Council has identified these as key success factors for future economic growth. For its part, the government will maintain a competitive tax system for business, make regulations smarter and less burdensome, and enhance the safety and efficiency of capital markets.

The government has proposed a Local Food Act that, if passed, would celebrate and support the good things grown, harvested and made in Ontario. The legislation is one part of the Local Food Strategy, which aims to increase local food awareness, access and sales in Ontario, as well as help farmers and create jobs.

Agri-Food Firms Are Investing in Ontario

Conestoga Meat Packers

Ontario is helping Conestoga Meat Packers increase capacity while creating 100 new jobs and retaining 425 existing jobs in Breslau, in the Kitchener-Waterloo region.

The pork processor is owned and supplied by a cooperative of 120 southern Ontario hog farms. With support from the Southwestern Ontario Development Fund, Conestoga Meat Packers is investing more than $10 million in new cooler space and refrigeration equipment that will increase the plant’s capacity by about one-third.

Dr. Oetker Canada

In 2011, Dr. Oetker announced expansion into southwestern Ontario in order to build its first North American frozen pizza production facility in London that will create over 125 jobs. This will enable the company to produce 50 million frozen pizzas a year for the Canadian and U.S. markets by sourcing over 24 million pounds of high quality ingredients from Ontario farmers and food processors.

The government is committed to modernizing the regulatory environment for Ontario’s wine, beer and spirits sector, ensuring that it maintains the highest standards of responsible consumption while finding opportunities to create jobs and improve customer experience. Over the coming months, the Province will work with its industry partners to bring forward measures that achieve these objectives in a fair and balanced way.

Building Ontario’s Auto Sector

The auto industry, including motor vehicle assembly and parts production, is a cornerstone of Ontario’s manufacturing sector, directly accounting for over 14 per cent of Ontario’s manufacturing jobs. The government is committed to working with major auto companies to help ensure a strong future for the industry in Ontario.

Building Ontario’s Auto Sector

Ford Motor Company recently announced an investment of more than $700 million in its Oakville facility to upgrade the assembly plant with global manufacturing processes, making it more efficient and competitive. The investment, supported by a grant of up to $70.9 million from the government, will help to secure more than 2,800 jobs and will anchor new research and development activities.

General Motors (GM) announced that it is keeping its Consolidated Line assembly plant in Oshawa open until 2016. The plant is helping GM meet resurgent demand for its vehicles in the North American market. The plant also won the second highest rating among North and South American assembly plants in this year’s J.D. Power Awards for Assembly Line Quality.

Increasing the Competitiveness of the Aerospace and Manufacturing Sectors

The government supports partnerships among colleges, universities and industry leaders to help ensure there is on-the-ground, hands-on learning and training available to train students for next-generation advanced manufacturing jobs. Ontario has established an aerospace engineering and manufacturing sector with 13 of the top global aerospace companies operating in the province. The government will support the relocation of Centennial College’s aerospace training programs to Downsview Park, providing opportunities for future expansion in the aerospace industry, including by Bombardier. This will support projected demand for skilled aerospace workers in Ontario, improve the future competitiveness of Ontario’s aerospace industry, and establish a solid foundation for collaboration across industry partners and among colleges and universities.

The Province will also support a permanent Industry Innovation Centre at Niagara College. Since 2011, Niagara College’s research and innovation branch has provided assistance to small and medium-sized manufacturers that do not have the in-house capacity or equipment needed to undertake research and development. A permanent, state-of-the-art facility in the Niagara region will allow Ontario-based manufacturers to access business services, equipment, research and expertise provided by the faculty and students at Niagara College.

The government continues to encourage partnerships between business, colleges and universities to facilitate industry-relevant training. For example, the Ontario Network of Entrepreneurs (ONE) is a coordinated series of innovation and small business centres across the province that has supported the skills development of more than 48,000 students, researchers, entrepreneurs and private-sector employees since 2007. The ONE also administers the recently launched Collaboration Voucher Program, which will allow eligible companies to access the expertise and knowledge available at Ontario universities, colleges and research hospitals.

Growing the Financial Services Sector

The financial services sector remains an engine of growth for Ontario — the economy’s second-largest major sector after manufacturing based on output. It has continued to create jobs this year at a rate faster than the overall economy. It is also enabling economic growth in the rest of the economy by supporting ancillary jobs in business services industries, as well as savings, access to capital and investment. The financial services sector is a leader behind the outward orientation of the Ontario economy, trading and investing globally with the rest of the world. Financial services exports from Canada grew strongly by six per cent in the first half of 2013 from the previous year. Financial services foreign direct investment (FDI) to other countries grew by five per cent in 2012, remaining the largest sector for outward FDI in Canada, with 40 per cent of the total, followed by mining and manufacturing.

Toronto is the financial capital of Canada and a global financial centre — home to many leading banks, securities dealers, insurers and pension funds. As a global financial centre, Toronto ranks strongly in the world — number seven on The Banker magazine ranking and number eleven on the U.K.-based Global Financial Centres Index. The government is continuing to work with the financial services sector, Toronto Financial Services Alliance and other orders of government in implementing a financial services sector growth and competitiveness strategy.

Ontario has long been a leader in advocating for the creation of a common securities regulator. It sees a cooperative securities regulator as key to the country’s ability to sustain and grow its financial services industry. Moving to a cooperative securities regulator would foster more efficient and globally competitive capital markets in Canada through streamlined, less burdensome regulation for market participants. It would strengthen Canada’s capacity to identify and manage risks to its financial system on a national basis. It would provide better protection for investors through more integrated compliance and enforcement activities to allow households to save and invest with confidence. Ontario’s perseverance and outreach to other governments in pursuit of this goal culminated with the recent announcement that British Columbia, Ontario and Canada have reached an agreement in principle to establish a cooperative capital markets regulatory system.

Strengthening the Mining Sector

The mining sector plays an important role in Ontario’s economy. The province ranks among the top 10 world producers of platinum, nickel and cobalt, and is a significant producer of gold, silver, copper and zinc. Ontario also produces, processes and markets diamonds. The sector is well positioned to respond to the growing global demand for metals and minerals driven mainly by economic growth in emerging economies such as China, India and Brazil.

Ring of Fire

Ontario’s Ring of Fire area, located about 535 kilometres northeast of Thunder Bay, holds significant mineral deposits. Recent estimates suggest that the value of mineral resources in the Ring of Fire area could be up to $50 billion, for known chromite and nickel deposits.

Potential development of the Ring of Fire represents tremendous economic development opportunities that will generate new wealth, social benefits and employment for Ontario’s North, including First Nation communities.

Ontario has appointed former Supreme Court of Canada Justice Frank Iacobucci as lead negotiator on behalf of Ontario in discussions with Chiefs of the Matawa Tribal Council on resource developments in the Ring of Fire.

Ontario has taken a leadership role in planning for development in partnership with commercial proponents and First Nations. The federal government must come to the table as a partner to fund the regional infrastructure necessary to develop the Ring of Fire.

Growing Ontario’s Film and Music Sector

Ontario’s film and TV industry recorded its best year ever in 2012, contributing $1.28 billion to the provincial economy. For the second consecutive year, Ontario ranked first in Canada for production expenditures and third in North America, just after California and New York.

The province offers a complete range of advantages including top-notch technical and creative crews, world-class studios and post-production facilities, a dynamic talent pool, a variety of locations, and financial support. The government remains committed to ensuring that Ontario remains a top location for film production.

As announced in the 2013 Budget, the government will provide funding of $9 million over three years, starting in 2013–14, to support the Canadian Film Centre’s educational programs for advanced film, television and new media.

The 2013 Budget announced a new Ontario Music Fund, with funding of $45 million in grants over three years, which launched in October. The province-wide fund will support Ontario-based music companies and boost music production and distribution through four streams: music company development, music industry development, music futures and live music. Grants from the fund will help the industry to innovate, invest and take advantage of opportunities in the global music marketplace, bringing more recording activity to the province. The fund will capitalize on Ontario’s infrastructure, critical mass and competitive edge to drive economic growth and jobs.

Supporting the Information and Communications Technologies Sector

Clusters, which are associated with innovation and positive economic outcomes, are concentrations of related businesses, academic institutions and entrepreneurs. Clusters exist across the province, from the mining and forestry clusters in northern Ontario, to the financial services cluster in Toronto, and the information and communications technologies (ICT) clusters in Ottawa, Toronto and Kitchener-Waterloo.

Ontario’s Information and Communications Technologies (ICT) Corridor

Ontario’s ICT sector is concentrated in three clusters — Toronto, Ottawa and Kitchener-Waterloo. This corridor accounted for almost 80 per cent of Ontario’s ICT employment in 2012, and has strong concentrations of research and development activity and venture capital investment. The government is committed to supporting its continued growth.

●   In January 2013, the Province announced $15 million in funding to establish a new innovation complex in Ottawa to support the city’s ICT cluster and its broader knowledge economy.

●   In partnership with Communitech, Waterloo Region’s innovation hub, the government is contributing $15 million over three years to accelerate entrepreneurial activity in the region through access to seed investment, mentoring and business advice.

●   Working with the federal government, Ontario’s new venture capital fund of up to $300 million will support investment in innovative new firms, including firms in the ICT sector.

●   The government is developing a new big data strategy that will produce the high quality talent that industry needs to accelerate the adoption of advanced computing and build strong collaborations between public institutions and critical industries that rely on big data, including advanced manufacturing.

●   The government is offering supports for recently laid-off workers so they can continue to contribute to Ontario’s productivity and innovation.

In addition, significant anchor investments by business are being encouraged by the government to further develop Ontario’s ICT clusters.

Ontario is a global ICT leader and will continue to support a world-class environment and a highly skilled workforce that attracts new investments. In September 2013, Ericsson, a Swedish-based multinational corporation, opened a new research and development lab in Ottawa with provincial support. The new facility will leverage the Ottawa area’s expertise in wireless communications.

Successful Innovation in Ontario

●    Polar (formerly Polar Mobile), based in Toronto, is a world leader in the development of mobile applications for media companies such as CBS, Sports Illustrated, Bloomberg BusinessWeek and many others. Polar has received support from the MaRS Centre and Ontario Venture Capital Fund.

●    Waterloo-based OpenText is Canada’s largest software company and is at the forefront of enterprise content management (ECM) for firms such as Unilever and Siemens. Provincial funding is supporting OpenText’s expanded workforce in Waterloo, Richmond Hill and Ottawa.

●    Intel opened the Intel Developer Zone in June 2013, located in Waterloo’s Communitech Hub. The Developer Zone will give local entrepreneurs access to technology mentorship in order to support the development of new products and services.

The government will continue to engage with its partners in all sectors to help grow the economy.

Going Global Trade Strategy

The Going Global Trade Strategy will expand the reach of Ontario’s trade, including to fast-growing emerging markets that are quickly increasing their share of the global economy.

The Going Global Trade Strategy will help Ontario companies — especially small and medium-sized business — increase their success exporting to global markets and create jobs in Ontario.

In collaboration with exporters, sector associations, researchers, industry and the federal government, the trade strategy will:

♦
Promote Ontario’s many export industry strengths and expand market access beyond Ontario’s borders to other provinces, the United States and other nations. This includes major industrialized economies such as the European Union, one of the largest and richest markets in the world.

♦
Continue to work with the federal government to finalize a historic trade and investment agreement with the European Union. The deal would mean expanded access to European markets for Ontario manufacturers and service providers, more sales of goods and services, and, as a result, more job creation. Ontario remains concerned about the potential impacts on its pharmaceutical, dairy, and wine and spirits industries, and has raised these concerns with the federal government. See Chapter IV: The Need for a Committed Federal Partner for more details.

♦
Broaden the reach of Ontario’s exports to high-growth emerging economies, including working with the federal government to pursue new trade agreements that increase market access abroad to South America and Asia, including India, Japan and South Korea.

♦
Build the province’s competitive advantage abroad by promoting Ontario companies’ quality goods and services, including opening Ontario’s 11th International Marketing Centre in São Paulo early next year to help companies explore export opportunities and connect with international buyers and investors in Brazil.

♦	Streamline export programs and resources for businesses so they can more easily access the supports they need to go global.

♦
Lead trade missions to promote Ontario as an internationally competitive source of products and innovative solutions, a strategic location for investment, and a leading jurisdiction for collaborative research and innovation in priority sectors to key markets worldwide. These include Asia, the European Union, Russia, the Middle East, Latin America and the United States. Recently, Ontario led overseas trade missions to Paris, Stuttgart, Tokyo, San Francisco and Israel.

♦
Connect Infrastructure Ontario with Ontario’s international trade offices to create export opportunities for Ontario firms that have participated in AFP projects. This will help Ontario-based construction companies, engineers and architects compete internationally.

♦
Ontario recently hosted a major global exporter forum where companies in Ontario’s leading advanced industries learned about export opportunities in the Asia-Pacific Region. A global exporter forum focused on Latin America is planned for the spring of 2014.

Investing in Entrepreneurship and Innovation

Successful small businesses are one of the biggest job creators in the economy. Many of these businesses are founded and led by entrepreneurs who bring new ideas, products and services to the marketplace. New businesses that are more innovative and export oriented play a key role in driving economic growth in the new economy.

The Province has introduced legislation to increase the Employer Health Tax exemption from $400,000 to $450,000 of annual Ontario payroll to support small business, effective January 1, 2014. This would increase the relief the exemption provides by up to $975 per employer with an annual Ontario payroll of $5 million or less.

To better meet the needs of entrepreneurs and small business owners, the Ontario Network of Entrepreneurs (ONE) has consolidated three support networks into a unified one-window approach. This will help to more easily connect entrepreneurs across the province with organizations such as Waterloo’s Communitech. In addition, the Ontario Centres of Excellence, a member of ONE, recently signed an agreement with Chinese counterparts to develop an Ontario-China network of entrepreneurs and investors.

The government is establishing the Ontario Health Innovation Council (OHIC) to bring together experts in the health care, research, business and not-for-profit sector along with patient groups to identify opportunities for practical, evidence-based strategies that will further enhance the quality of health care at a lower cost to the system while growing Ontario’s economy through the cultivation of highly skilled jobs. OHIC will pursue initiatives that would put Ontario on a path to becoming a world leader in health care advancements and create a dynamic business environment that raises Ontario’s capacity for innovation and commercialization.

To improve access to capital for entrepreneurs, the Province continues to work with the federal government to introduce a new venture capital fund of up to $300 million in partnership with the private sector.

In August 2013, the Ontario Securities Commission (OSC) published a progress report on its ongoing review of crowdfunding and other ways for small businesses to raise capital without issuing prospectuses. The report identified four capital- raising methods, including crowdfunding, that OSC staff were directed to develop for more detailed consideration.

Supporting Communities

The government is helping communities create jobs through business investment and support for regional projects initiated by municipal governments or other economic development associations. The Eastern Ontario Development Fund (EODF) and Southwestern Ontario Development Fund (SWODF) support businesses, municipalities and not-for-profit organizations for economic development projects in the south. The Northern Ontario Heritage Fund Corporation (NOHFC) offers support for business and skills development as well as assistance with important infrastructure investments for small rural communities in the north.

Results to date include:

♦	Since its launch in October 2012, the SWODF has leveraged a total investment of $285 million. These investments have created and protected over 7,000 jobs.

Southwestern Ontario Development Fund (SWODF)

International Beams Inc.

●    International Beams invested $16.2 million in their first Ontario facility in Tillsonburg, creating 55 jobs. SWODF has supported this investment with a $2.4 million loan. The new mill will specialize in wood products for the residential and commercial construction industries.

North American Stamping Group Inc.

●    The Canadian-owned stamping and welding assembly company for the automotive industry received a $1.5 million grant from SWODF to support a $12.3 million new facility in Woodstock, creating 50 jobs and protecting 210 jobs.

♦	Since October 2003, the NOHFC has leveraged over $3.2 billion, and created and retained 22,915 jobs (including internships and co-op placements).

Northern Ontario Heritage Fund Corporation (NOHFC)

Cementation Canada Inc.

●   Cementation, an underground mine contracting and engineering company in North Bay, received $575,000 from NOHFC for a $1.2 million expansion of their mine construction business. The project has created 10 jobs.

Sault College

●  Sault College in Sault Ste. Marie received $2 million from NOHFC for its $25.5 million campus redevelopment and an aviation centre to further grow the aviation technology program. The project has created 24 jobs.

♦	Since 2008, the EODF has leveraged a total investment of nearly $650 million. These investments are helping to create and protect more than 15,100 jobs in eastern Ontario.

Eastern Ontario Development Fund (EODF)

Newterra Group Ltd.

●    Newterra Group Ltd. is a manufacturer of advanced water treatment solutions that received a $1.2 million EODF grant to support an $8.2 million retrofit to the Centre of Excellence for Advanced Water Treatment facility in Brockville. The project is creating 121 jobs while also protecting 82 jobs.

MetalCraft Marine Inc.

●    MetalCraft Marine received a $0.4 million grant to support a $4.2 million world-class boat manufacturing facility to produce innovative new hybrid boats. The company, located in Kingston, has created nearly 40 new jobs.

Section B:	Managing Responsibly

Ontario’s Path to Balance

The government is on track to balance the budget by 2017–18 in a fair and responsible way. This will mean new strategic investments to spur growth, create jobs, strengthen services and help families. The world’s recovery from the global recession remains uncertain, and many families are still feeling unsure about their job security and their financial future.

Should global economic conditions falter, causing revenue growth to fall further, the government’s priority will be to continue to protect investments in jobs, growth and families ahead of short-term targets. Stronger growth and new jobs are the surest and fairest path to balancing the budget. These investments will be critical to helping foster the growth necessary to both support Ontario’s families and generate revenues necessary to support eliminating the deficit.

For four years in a row, the government has overachieved on the deficit targets it established after the 2009 global recession based on disciplined actions to reduce spending. In September, the 2012–2013 Public Accounts of Ontario reported that the deficit for 2012–13 was $9.2 billion — $0.6 billion lower than projected at the time of the 2013 Budget. The 2013 Ontario Economic Outlook and Fiscal Review projects that the deficit for 2013–14 will be $11.7 billion, on track with the 2013 Budget forecast and more than $1.0 billion ahead of the deficit projection for 2013–14 outlined in the 2012 Budget.

Ontario continues to face global economic uncertainty, which is holding back economic growth and therefore the outlook for Provincial revenues. In response, the government will drive further savings through an expenditure review; continue to move forward with 60 per cent of the recommendations of the Commission on the Reform of Ontario’s Public Services; and consider other tools, as necessary, to ensure the deficit is eliminated by 2017–18. (See Chapter VI: Taxation for more details.)

An Efficient and Accountable Government

In 2011–12, year-over-year growth in program spending was held to less than one per cent. The 2012–2013 Public Accounts of Ontario reported that total spending and program spending in 2012–13 fell from the previous year for the first time in more than a decade.

As indicated by the Commission on the Reform of Ontario’s Public Services, chaired by Don Drummond in 2012, slowing the rate of growth in program spending through fiscal discipline is essential for eliminating the deficit by 2017–18.

Ontario currently has the lowest program spending per capita among Canadian provinces and ranks the lowest among provinces in terms of public-sector employees per capita. In 2012, the latest year for which data are available, Ontario had 6.5 public-sector employees per 1,000 people, compared to a national average of 9.7 employees per 1,000 people.

The 2013 Budget put in place targeted actions that will continue to control the rate of growth in program spending in a way that is fair and balanced, while also ensuring that key public services continue to be funded. Key actions include:

♦
Respecting the collective bargaining process. Collective bargaining enhances the ability of responsible employers and bargaining agents to increase productivity, maintain services and ensure fiscal sustainability. Any modest wage increases that are negotiated must be absorbed by employers within available funding and within Ontario’s existing fiscal plan through efficiency and productivity gains or other tradeoffs so that service levels continue to meet public needs. All public-sector partners need to continue to work together to control current and future compensation costs;

♦
Slowing the growth rate of health care spending — currently 42 per cent of Provincial program spending — to an annual average of two per cent over the medium term. The government will continue to move forward with its Action Plan for Health Care to transform the health care system and provide better value for money;

♦	Driving benefit transformation initiatives aimed at improving access and effectiveness for Ontarians and achieving long-term administrative cost savings and program efficiencies; and

♦	Reviewing executive compensation for the broader public sector.

Moving Forward on Recommendations of the Commission on the Reform of Ontario’s Public Services

The Province continues to move forward with 60 per cent of the recommendations of the Commission on the Reform of Ontario’s Public Services. The Commission provided valuable advice to the government on how to deliver the most effective and efficient public services possible and achieve a sustainable fiscal balance. Recent actions to implement recommendations include:

♦	Ministry of Health and Long-Term Care:

w
Continuing the move from a global funding model for hospitals by increasing the overall share of their budgets based on patient- and activity-based funding — from 46 per cent in 2012–13 to 51 per cent in 2013–14.

w
Maximizing opportunities to use highly trained and skilled nurse practitioners, with the aim of efficiency while maintaining excellent care, by continuing to increase investments in home care and community services. These investments will support Ontario’s 26 Nurse Practitioner-Led Clinics. Nurse Practitioner-Led Clinics are a made-in-Ontario initiative to make it easier and faster for families to access primary care in their local community. At full capacity, these clinics are expected to serve more than 40,000 patients across the province.

w
Expanding access to publicly funded, clinic-based physiotherapy that will provide more than 200,000 seniors and patients with improved access to high-quality physiotherapy, exercise and falls prevention classes.

w
Expanding the scope of practice for pharmacists to include administering the flu shot, prescribing medication to help people quit smoking, and demonstrating how to use an asthma inhaler or inject insulin.

♦	Ministry of Health and Long-Term Care, Ministry of Children and Youth Services:

w
Continuing to implement a series of recommendations by the Healthy Kids Panel to help start all kids on the path to healthier lives and healthy communities. The Province has been moving forward on the Panel’s recommendations since the 2013 Budget by:

w	providing enhanced breastfeeding support to new mothers who require support;

w
committing to introduce legislation after consulting with the food industry and health care sector to help parents and their children make healthier choices by putting calories on menus at large chain restaurants;

w	expanding the Student Nutrition Program by delivering more nutritious meals and snacks to children and youth in elementary schools, secondary schools and community agencies across Ontario; and

w	expanding Ontario’s After School Program to provide an additional 650 children and youth with the opportunity to get involved in programs that promote sport, active living and healthy lifestyles.

♦	Ministry of Training, Colleges and Universities:

w
Addressing the oversupply of teachers in Ontario as part of the changes to the teacher education program announced in June. The enhanced program will extend learning time from two semesters to four and increase classroom placements from a minimum of 40 days to a minimum of 80 days, starting in September 2015. In addition to expanding the length of teacher’s college, admissions will be reduced by 50 per cent.

w
Establishing multi-year mandate agreements with universities and colleges that provide more differentiation and minimize duplication. The Ministry of Training, Colleges and Universities recently released a draft Differentiation Policy Framework.

♦	Ministry of Finance:

w
Phasing down the Ontario Municipal Partnership Fund (OMPF) to $500 million by 2016. The overall support to municipalities continues to increase, with provincial uploads more than offsetting the reduction to the program.

w	Establishing a Business Support Programs Review Panel to review and evaluate Ontario’s business support programs including tax credits.

♦	ServiceOntario:

w
Directing clients to more convenient and less expensive channels. This development allows Ontarians to access more government services online, thereby improving access while making greater use of ServiceOntario’s capabilities. Ontario has become the first province in Canada to offer online driver’s licence renewal.

♦	Ministry of Community and Social Services:

w
Undertaking the initial steps to implement recommendations proposed by the Commission for the Review of Social Assistance in Ontario to remove barriers and increase opportunities to participate in the workforce. In September 2013, Ontario implemented a number of reform measures, including increasing liquid asset levels and thereby allowing single Ontario Works clients to retain up to $2,500 in assets, like cash and bank accounts, without affecting their eligibility for the program.

♦	Ministry of Children and Youth Services:

w
Continuing to transform the child welfare sector with the introduction in April 2013 of a new funding model and a new approach to accountability that will ultimately include measurement and reporting on outcomes for children and youth.

w	Providing 800 more children and youth in rural, remote and underserved communities with access to mental health consultations through videoconferencing starting this fall.

Building on previous initiatives to be more efficient and accountable, the government is going to drive further savings through an expenditure review.

The review will consider additional proposals recommended by the Commission while also pursuing opportunities to accelerate the implementation of others.

Public-Sector Compensation

With over half of all government spending going to salaries and benefits, managing public-sector compensation costs is an important part of the plan to eliminate the deficit and protect the front-line government services that Ontario families rely on. As stated in the 2013 Budget, compensation costs must be addressed within Ontario’s existing fiscal framework.

The government continues to respect the collective bargaining process. Collective bargaining enhances the ability of responsible employers and bargaining agents to increase productivity, maintain services and ensure fiscal sustainability. Any modest wage increases that are negotiated must be absorbed by employers within available funding and within Ontario’s existing fiscal plan through efficiency and productivity gains or other tradeoffs so that service levels continue to meet public needs. All public-sector partners need to continue to work together to control current and future compensation costs.

Collective bargaining has achieved results. Ontario public-sector settlements are below the average of those in the private sector, municipal sector and federal public sector.

Executive and Members of Provincial Parliament Compensation

The government has frozen salaries for designated executives at hospitals, universities, colleges, school boards and provincially owned electricity companies.

All aspects of compensation plans are frozen, and base salaries cannot be increased. In addition, the overall performance pay envelopes at designated employers are frozen. These restraint measures will be in place until the deficit is eliminated. Members of Provincial Parliament (MPPs) will also continue to see their wages frozen — bringing the total length of the current freeze to five years.

The government is modernizing compensation structures for senior executives in the broader public sector. This is being informed by sector-specific compensation studies with the objective of establishing modern compensation structures, including the consideration of appropriate cross-sector benchmarks, salary grids and hard caps, to hold executives accountable for results and achievement of government and board priorities.

Current compensation practices for public appointees are also being reviewed, including special advisers and appointees to classified agencies and short-term bodies as per the Government Appointees Directive.

Health Care System Changes

Since launching its Action Plan for Health Care, the government has made significant progress in transforming health care services into a more sustainable, high-quality system to manage the growth in health care spending. While ensuring Ontarians get better value for their health dollars, Ontario’s strategy is making health care options available closer to home, enhancing supports for seniors and promoting healthy lifestyles.

Funding for the health care system cannot continue to grow at past rates. The Province is committed to managing the growth in health care funding to an annual average of two per cent over the medium term as it continues to improve integration, offer new service delivery, implement new funding models and offer more services for complex care patients in the community setting.

While the challenge ahead is significant, substantial progress has already been made, including:

♦	Ongoing implementation of a transparent, patient-centred funding model for hospitals to encourage efficient delivery of services;

♦	Continuing to direct funding to where evidence shows the greatest value and quality improvement;

♦
Strengthening the coordination of care for high-needs patients — Ontario has to date created 37 Health Links, a new model that encourages greater collaboration among health care providers and could reduce unnecessary hospital visits and readmissions for patients with complex needs;

♦
Funding two new midwife-led birth centres and shifting routine procedures traditionally conducted in hospitals to specialized, not-for-profit community clinics, starting with vision care. These clinics can serve more patients more quickly and at a lower cost, while achieving excellent patient outcomes;

♦
Continuing to implement key recommendations from Dr. Samir Sinha’s report, “Living Longer, Living Well,” by increasing investment in home and community care services to better meet patients’ needs and moving care out of the much more costly hospital setting. The government is building on this commitment by increasing overall funding for home and community care services by an average of over five per cent annually over the next three years;

♦
Negotiating and implementing a new Physician Services Agreement with the Ontario Medical Association. The agreement, which runs to March 2014, represents a cumulative net savings over two years of approximately $295 million in physician services savings and $100 million in broader health system savings to help manage health spending. It also allows for reinvestments into better care for Ontarians, including support for e-consults among patients, doctors and specialists;

♦	Investing in 30,000 more house calls by primary care providers; and

♦
Funding three million more personal support worker hours over the next three years to assist seniors with daily activities and staying healthy at home. This investment will improve the quality of life for 90,000 more seniors.

School Board Efficiencies and Modernization

In the 2013 Budget, the Province announced the introduction of an efficiencies and modernization savings strategy that aims to achieve long-term sustainability in school board funding.

The Ministry of Education is currently engaging education stakeholders and working with school boards on this strategy.

The Ministry has conducted operational reviews of all 72 school boards across the province over several years, beginning in 2007. The goal of the operational reviews was to enhance management capacity within school boards, by encouraging good stewardship of public resources and by leveraging and sharing best practices.

Managing the Size of the Ontario Public Service

The government recognizes the important work of the Ontario Public Service (OPS) in delivering vital services to citizens and propelling the province forward.

The 2009 Budget announced measures to make the OPS more efficient by reducing its size by five per cent or approximately 3,400 full-time equivalent staff over three years through attrition and other measures. The Province achieved the five per cent reduction by March 31, 2012.

In the 2011 Budget, the government expanded on this target by committing to a further reduction of 1,500 full-time equivalent staff by March 31, 2014. It is well on its way to meeting that commitment.

Improving Accountability

Agency Accountability

The government has strengthened the Agency Establishment and Accountability Directive (AEAD) by introducing a risk-based approach to the oversight of classified agencies. The government has also acted on the recommendations of the Report of the Special Advisor on Agencies to further enhance the governance of classified agencies.

The enhanced AEAD requires ministries to undertake annual risk assessment evaluations for classified agencies. In addition, ministries will undertake mandate reviews for specific operational agencies to assess their effectiveness. Over the next several years, ministries will undertake mandate reviews of all classified agencies with a view to support the achievement of government priorities. The government is also strengthening board governance training for appointees to further enhance accountability.

To demonstrate the government’s commitment, it will begin to benchmark government enterprises such as the LCBO, Ontario Lottery and Gaming Corporation, Ontario Power Generation, Hydro One and other agencies. The responsible ministries will report annually on the performance of these enterprises.

Financial Accountability Officer

The government recognizes the need for fiscal transparency and accountability, to ensure that the legislature and Ontarians have the financial information necessary to understand the state of the Province’s finances. The legislation to establish the Financial Accountability Officer received Royal Assent in September, making Ontario the first province in Canada to establish such an officer. The Financial Accountability Officer Act, 2013, outlines that the mandate of the Officer will be to:

♦	Provide independent analysis to all MPPs about the state of the Province’s finances, including the Ontario Budget, as well as look at trends in the provincial and national economies; and

♦
At the request of a legislative committee or an MPP, provide other types of research, including reviewing and estimating the financial costs or benefits to the Province of any proposal that falls under the jurisdiction of the legislature, such as any public bill or proposal brought forward by members.

Balanced Choices

An expenditure review will find greater efficiencies in support of the government’s plan to control spending. This will help inform the government on the path to balance, while transforming public services to increase efficiencies and improve outcomes.

Expenditure Review

●    As part of ongoing and efficient government approaches, an expenditure review will inform the development of the 2014 Budget. This work will build on the significant progress the government has already made in controlling growth in spending — Ontario already has the lowest per capita program spending among Canadian provinces.

●    The expenditure review will consider recommendations of the Commission on the Reform of Ontario’s Public Services that have not yet been fully implemented and those for which implementation could be accelerated, as well as other strategies to drive further savings to free up resources to protect vital public services. The review will not consider recommendations of the Commission that the government has already rejected, as they are inconsistent with the priorities of Ontario families.

The government will also look to employ other tools, as necessary, to ensure the deficit is eliminated by 2017–18, while avoiding across-the-board cuts that could jeopardize vital public services or reckless tax increases that would hurt job creation.

CHAPTER II

ECONOMIC OUTLOOK

Highlights

☑	Government-projected real GDP growth — 1.3 per cent in 2013, strengthening to 2.1 per cent in 2014.

♦	These projections for 2013 and 2014 are both down 0.2 percentage point from the 2013 Budget forecast.

☑	Private-sector average projected real GDP growth — 1.4 per cent in 2013 and 2.2 per cent in 2014.

♦	Since the 2013 Budget, the private-sector forecasts for Ontario real GDP growth are down 0.2 percentage point in both 2013 and 2014.

☑	Net new jobs created since the recessionary low in June 2009 — 475,600.

Overview

Ontario’s economy continues to grow, albeit modestly. Global economic uncertainty has contributed to restrained export growth and business investment, holding back the overall pace of growth in the Ontario economy. As global growth improves, Ontario’s exports will strengthen, spurring business investment. Household spending, which accounts for close to 60 per cent of the economy, is also expected to grow modestly.

As part of building Ontario’s fiscal plan, the Ministry of Finance is assuming real gross domestic product (GDP) growth of 1.3 per cent in 2013, 2.1 per cent in 2014 and 2.5 per cent in both 2015 and 2016.1 This compares to a forecast for real GDP growth at the time of the 2013 Budget of 1.5 per cent in 2013, 2.3 per cent in 2014 and 2.4 per cent in both 2015 and 2016.

TABLE 2.1 Ontario Economic Outlook (Per Cent)
	2010	2011	2012	2013p	2014p	2015p	2016p
Real GDP Growth	3.3	1.8	1.5	1.3	2.1	2.5	2.5
Nominal GDP Growth	5.1	4.8	3.0	2.5	3.8	4.3	4.3
Employment Growth	1.7	1.8	0.8	1.5	1.4	1.6	1.5
CPI Inflation	2.5	3.1	1.4	1.1	1.8	2.0	2.0
p = Ontario Ministry of Finance planning projection. Sources: Statistics Canada and Ontario Ministry of Finance.

1	Based on information available to October 24, 2013.

While a forecast for sustained moderate growth is a reasonable basis for planning, there are considerable risks in the global economy. An emerging but fragile U.S. economic recovery could be derailed by persistent political discord, which has increased uncertainty and resulted in a 16-day partial government shutdown in October. There is a possibility of a further government shutdown if an agreement is not reached by January 15, 2014, and a renewed crisis over the debt ceiling, which will be reached again in February 2014.

In addition, the gradual withdrawal of exceptional monetary stimulus by the U.S. Federal Reserve could trigger increased financial market volatility. In Europe, there are early but modest signs of economic improvement, although significant fiscal challenges remain for a number of countries.

Recent Economic Developments

Ontario’s economy continues to create jobs. Over the first nine months of 2013, employment is up 105,600 (+1.6 per cent) compared to the same period last year. The majority of jobs gained so far this year were in full-time positions and in the private sector.

Ontario’s unemployment rate continues to trend lower, down 0.4 percentage point from the beginning of the year to 7.3 per cent in September 2013 and well below the recessionary high of 9.4 per cent in June 2009.

In the second quarter of 2013, Ontario’s real GDP advanced 0.6 per cent. Strong gains in international exports and solid household spending helped boost Ontario’s economy in the second quarter.

The view among private-sector economists, supported by recent economic data, suggests Ontario’s economy is well positioned for continued growth over the second half of 2013 and over the forecast period.

Ontario’s Economic Performance since the Recession

Ontario’s economy was hard hit by the global recession, with real GDP declining by 5.2 per cent from the second quarter of 2008 to the second quarter of 2009. Employment dropped by 266,000 net jobs, or 4.0 per cent, from September 2008 to the recessionary low in June 2009.

Government stimulus investment in infrastructure, business investment in plant and equipment, and strong growth in residential construction supported Ontario’s economic recovery. Major economic indicators, including real GDP and employment, are now well above pre-recession levels. Ontario’s real GDP has increased by 8.9 per cent since the recessionary low and, as of the second quarter of 2013, real GDP was 3.3 per cent above its pre-recession peak. But given the modest economic recovery, many households and businesses continue to feel vulnerable about the uncertain global economic environment and its impact on their future.

Since the recessionary low in June 2009, 475,600 net new jobs have been created. A strong recovery of 452,900 full-time jobs accounted for over 95 per cent of the employment gains since the end of the recession, while part-time employment increased by 22,800 net jobs. The majority of the net new jobs were in the private sector and in industries paying above-average wages. As of September 2013, Ontario had 209,800 more jobs than at the pre-recession peak in September 2008. Ontario’s unemployment rate has also declined from a recessionary high of 9.4 per cent in June 2009 to 7.3 per cent in September 2013.

The pace of job creation in Ontario since June 2009 has been stronger than in most developed economies, including the United States and the average for member countries in the Organisation for Economic Co-operation and Development (OECD). In addition, the pace of job creation in Ontario since June 2009 is ahead of all the Great Lakes States and the rest of Canada combined.

Global Economic Developments and Outlook

The global economy continues to grow at a modest rate. However, real GDP growth is expected to slow from 3.2 per cent in 2012 to 2.9 per cent this year. In the United States, tax increases and spending cuts have been a significant drag on overall growth while the European economy is only just emerging from a six-quarter-long recession. The pace of growth in the major emerging market economies has also weakened, in part due to increased financial volatility, a reflection of the anticipated reduction of exceptional monetary stimulus, or ”tapering,” in the United States.

Global economic growth is projected to improve in 2014. Economic growth in the United States is expected to gradually strengthen. Europe is also expected to sustain a modest recovery, although weak demand, high unemployment rates and fiscal challenges continue to pose significant risks. China’s growth is expected to remain relatively robust, even as it transitions to a more consumption-based economy. Other emerging markets are expected to strengthen, as they benefit from stronger growth in global demand.

U.S. Economy

The U.S. economy grew at an uneven pace in the first half of 2013 as it adjusted to higher taxes, spending cuts and volatile financial markets. However, the underlying momentum of the U.S. economy has proven resilient. Employment gains, averaging about 180,000 jobs per month so far this year, have supported stronger household consumption. Motor vehicle sales have rebounded and the housing market remains on an upward trend.

Long-term interest rates have increased since April, reflecting market expectations of a withdrawal of monetary stimulus by the U.S. Federal Reserve. The 10-year Treasury yield rose from a low of 1.7 per cent in April to a peak of 3.0 per cent in early September. Interest rates have partially retraced this increase, reflecting revised expectations that the Federal Reserve will postpone the start of ”tapering.”

U.S. house prices are now about 16 per cent above their recent lows. Steady employment gains and higher housing and equity prices have helped repair consumer balance sheets. Household net worth has more than recovered from the impact of the recession, helping to support consumer spending and residential investment.

U.S. real GDP is expected to increase by 1.6 per cent this year and to average 2.8 per cent growth over the 2014–16 period. Employment is expected to improve modestly, with the unemployment rate declining from 7.5 per cent in 2013 to 6.1 per cent by 2016.

Although the markets for Ontario exports have become more diversified in recent years, the United States remains by far Ontario’s largest trading partner. It was the destination for about 78 per cent of the province’s international merchandise exports in 2012. Ontario exports of motor vehicles and parts to the United States totalled $54.5 billion and accounted for about 34 per cent of Ontario’s merchandise exports in 2012. U.S. motor vehicle sales are expected to reach 15.6 million units in 2013, up 8.0 per cent from 2012, and to increase to 16.4 million units by 2016, providing a buoyant market for Ontario exports.

Oil Prices

The price of West Texas Intermediate (WTI) crude oil has averaged $98 US per barrel so far this year, up from $94 US in 2012. North American oil production is expected to increase strongly in the near term, the result of technological innovations in the oil sector. However, despite these increases, strengthening global demand combined with high recovery costs will keep oil prices at relatively high levels over the forecast period. Oil prices are forecast to average $98 US per barrel in 2014, with private-sector forecasts ranging from $93 US to $108 US per barrel.

The Canadian Dollar

The Canadian dollar has edged down from close to parity in 2012 to an average of 98 cents US so far in 2013. The dollar is expected to remain just below parity over the medium term, although there is a wide divergence of views on the outlook for the currency. Private-sector forecasts for the Canada–U.S. dollar exchange rate in 2016 range from a high of 103 cents US to a low of 93 cents US.

Financial Markets

Short-term interest rates have remained relatively low as central banks around the world maintain accommodative policies to support growth. Long-term interest rates have begun to rise as global financial markets anticipate the gradual reduction of exceptional monetary stimulus. The timing and pace of the adjustment are uncertain and, as a result, longer-term interest rates are likely to remain volatile. However, both short- and long-term interest rates are expected to rise over the medium term.

Private-sector economists expect the interest rate on three-month Canadian treasury bills to average 1.0 per cent this year, rise to 1.1 per cent in 2014 and reach 2.8 per cent by 2016. The yield on 10-year Government of Canada bonds is forecast to gradually rise from 2.3 per cent in 2013 to 3.8 per cent by 2016.

Forecasts for key external factors are summarized in the table below. These are used as the basis for the Ministry of Finance’s forecast for Ontario’s economic growth.

TABLE 2.2 Outlook for External Factors
	2010	2011	2012	2013	p	2014	p	2015	p	2016	p
World Real GDP Growth (Per Cent)	5.2	3.9	3.2	2.9		3.6		4.0		4.1
U.S. Real GDP Growth (Per Cent)	2.5	1.8	2.8	1.6		2.6		2.9		2.8
West Texas Intermediate Crude Oil ($US/bbl.)	79	95	94	99		98		96		96
Canadian Dollar (Cents US)	97.1	101.1	100.1	97.4		96.5		97.0		97.0
Three-Month Treasury Bill Rate1 (Per Cent)	0.6	0.9	0.9	1.0		1.1		1.9		2.8
10-Year Government Bond Rate1 (Per Cent)	3.2	2.8	1.9	2.3		3.0		3.3		3.8
p = Ontario Ministry of Finance planning projection based on external sources.
1 Government of Canada interest rates.
Sources: IMF World Economic Outlook (October 2013), U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (October 2013), U.S. Energy Information Administration, Bank of Canada, Ontario Ministry of Finance Survey of Forecasts (October 2013) and Ontario Ministry of Finance.

Table 2.3 provides current estimates of the impact of changes in key external factors on the growth of Ontario’s real GDP, assuming other external factors remain unchanged. The relatively wide range for the impacts reflects uncertainty regarding how the economy would be expected to respond to these changes in external conditions.

TABLE 2.3 Impacts of Sustained Changes in Key External Factors on Ontario’s Real GDP Growth (Percentage Point Change)
	First Year	Second Year
Canadian Dollar Depreciates by Five Cents US	+0.1 to +0.8	+0.2 to +0.9
Crude Oil Prices Increase by $10 US per Barrel	–0.1 to –0.3	–0.1 to –0.3
U.S. Real GDP Growth Increases by One Percentage Point	+0.3 to +0.7	+0.4 to +0.8
Canadian Interest Rates Increase by One Percentage Point	–0.1 to –0.5	–0.2 to –0.6
Source: Ontario Ministry of Finance.

Outlook for Ontario Economic Growth

The Ministry of Finance is forecasting continued growth in Ontario’s economy, with real GDP projected to grow by 1.3 per cent in 2013, 2.1 per cent in 2014 and 2.5 per cent in both 2015 and 2016. This compares to a forecast for real GDP growth at the time of the 2013 Budget of 1.5 per cent in 2013, 2.3 per cent in 2014 and 2.4 per cent in both 2015 and 2016.

Gains in exports and business investment will lead economic growth over the forecast period. Household spending will also grow moderately, in line with growth in household income.

Job creation is expected to strengthen over the medium term, with employment gains averaging 1.5 per cent a year over the forecast period. By 2016, Ontario will have created nearly a million net new jobs compared to 2003. Solid employment growth will allow the unemployment rate to decline steadily from an average of 7.5 per cent in 2013 to 6.6 per cent by 2016.

The Ontario Consumer Price Index (CPI) is expected to increase by 1.1 per cent in 2013, down from a 1.4 per cent increase in 2012. Consumer price inflation is forecast to be 1.8 per cent in 2014 and then rise to 2.0 per cent in 2015, the mid-point of the Bank of Canada’s target range for Canadian CPI inflation.

Real household spending growth is expected to remain steady this year at 1.5 per cent, in line with the increase in real income. Over the 2014–16 period, real household spending growth is expected to average 2.2 per cent per year.

Housing starts are expected to total 59,000 units in 2013, down from a recent peak of 77,000 units in 2012. Existing home sales are expected to be essentially unchanged in 2013, following a 2.1 per cent decline in 2012. Demand for new homes in Ontario will continue to be sustained by growth in the population. Housing starts are expected to average 62,500 units per year between 2013 and 2016.

The average Ontario resale home price is expected to increase 3.0 per cent in 2013. Going forward, a balanced resale market is expected to contribute to more stable average home prices. Although interest rates are expected to rise over the medium term, mortgage carrying costs are expected to remain affordable. However, rising debt levels may place some households in a vulnerable position as interest rates rise.

Canada’s household debt-to-income ratio was 163.4 per cent in the second quarter of 2013. When adjusted to the U.S. methodology, it was 151.8 per cent, above the comparable U.S. ratio of 137.3 per cent. Although the rate of increase has moderated, the level of household debt in Canada remains elevated and will weigh on consumer demand in the coming years.

Importantly, the rise in household debt has been matched by an even larger increase in household assets. Canada’s household net worth-to-income was at a record high in the first half of 2013, with net worth equivalent to more than six times the level of annual disposable income. Canadian household net worth-to-income continues to be above the comparable U.S. ratio.

Business investment contributes to Ontario’s economic growth, jobs and prosperity. However, Ontario lags the United States and the rest of Canada when it comes to business investment as a share of GDP.

Since the recovery began, Ontario machinery and equipment (M&E) investment, a key determinant of labour productivity, has trailed investment growth in the United States. Although Ontario’s real M&E investment is improving, the gap with the United States has widened.

In recent years, Ontario has seen a significant evolution in both the composition and the destination of its exports. Between 2007 and 2012, exports of services — including financial services and professional, scientific and computer services — rose by over 19 per cent. Exports to other provinces rose by about 13 per cent. Over the same period, merchandise exports to the United States declined by over 14 per cent while exports to countries other than the United States grew by 23 per cent.

This dramatic shift in Ontario’s exports is expected to continue. Ontario’s growing knowledge economy will contribute to a rise in services exports. Exports of services, which account for about 33 per cent of total exports, are projected to grow at a faster pace than goods exports. As well, exports to other provinces, which account for about 35 per cent of total Ontario exports, are expected to strengthen as economic growth in the rest of Canada accelerates. Ontario exporters are also developing new markets in fast-growing emerging economies, such as China, India and Indonesia. At the same time, the continuing recovery in U.S. consumption and business investment, including motor vehicle sales, will also support Ontario’s international exports. Real exports are projected to increase by an average of 3.2 per cent annually between 2013 and 2016, outpacing a 2.4 per cent increase in imports. This will lead to an improvement in Ontario’s net trade position and contribute to overall economic growth.

Details of the Ontario Economic Outlook

The following table provides details of the Ministry of Finance’s economic outlook for 2013 to 2016.

TABLE 2.4 The Ontario Economy, 2011 to 2016 (Per Cent Change)
	Actual		Projection
	2011	2012	2013	2014	2015	2016
Real Gross Domestic Product	1.8	1.5	1.3	2.1	2.5	2.5
Household Consumption	2.3	1.4	1.5	2.1	2.2	2.2
Residential Construction	3.9	6.7	0.2	(0.9)	1.0	2.4
Non-residential Construction	8.0	0.4	(0.6)	3.4	3.2	3.5
Machinery and Equipment	17.5	4.8	0.5	5.6	5.4	5.3
Exports	6.1	4.4	1.7	3.7	4.0	3.3
Imports	7.4	4.3	1.6	2.7	3.0	2.2
Nominal Gross Domestic Product	4.8	3.0	2.5	3.8	4.3	4.3
Other Economic Indicators
Retail Sales	3.6	1.6	1.9	3.8	3.8	3.8
Housing Starts (000s)	67.8	76.7	59.0	58.0	65.0	68.0
Home Resales	2.6	(2.1)	0.5	2.0	2.0	2.0
Primary Household Income	4.2	3.2	2.9	3.6	4.4	4.7
Compensation of Employees	4.3	3.1	2.9	3.7	4.2	4.4
Net Operating Surplus — Corporations	14.1	(2.0)	(3.6)	4.6	4.2	4.4
Consumer Price Index	3.1	1.4	1.1	1.8	2.0	2.0
Employment	1.8	0.8	1.5	1.4	1.6	1.5
Job Creation (000s)	121	52	104	97	114	110
Unemployment Rate (Per Cent)	7.8	7.8	7.5	7.3	7.0	6.6
Key External Variables
U.S. Real Gross Domestic Product	1.8	2.8	1.6	2.6	2.9	2.8
WTI Crude Oil ($ US per Barrel)	95	94	99	98	96	96
Canadian Dollar (Cents US)	101.1	100.1	97.4	96.5	97.0	97.0
3-month Treasury Bill Rate1	0.9	0.9	1.0	1.1	1.9	2.8
10-year Government Bond Rate1	2.8	1.9	2.3	3.0	3.3	3.8
1Government of Canada interest rates (per cent).
Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Bank of Canada, U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (October 2013), U.S. Energy Information Administration and Ontario Ministry of Finance.

Private-Sector Forecasts

The Ministry of Finance consults with private-sector economists and tracks their forecasts to inform the government’s planning assumptions. Additionally, in the process of preparing the 2013 Ontario Economic Outlook and Fiscal Review, the Minister of Finance met with private-sector economists to discuss their views on the economy. All private-sector economists are projecting continued growth for Ontario over the forecast horizon. On average, private-sector economists are projecting growth of 1.4 per cent in 2013, 2.2 per cent in 2014 and 2.6 per cent in both 2015 and 2016. For prudent fiscal planning, the Ministry of Finance’s real GDP growth projections are slightly below the average private-sector forecast.

TABLE 2.5 Private-Sector Forecasts for Ontario Real GDP Growth (Per Cent)
	2013	2014	2015	2016
BMO Capital Markets (October)	1.4	2.2	–	–
Central 1 Credit Union (October)	1.2	1.9	2.6	2.8
Centre for Spatial Economics (August)	1.3	1.4	2.4	2.4
CIBC World Markets (October/April)	1.4	2.3	2.3	2.1
Conference Board of Canada (July)	1.2	2.2	2.8	2.6
Desjardins Group (October/June)	1.4	2.3	2.8	2.5
IHS Global Insight (July)	1.5	2.4	2.7	2.7
Laurentian Bank Securities (September)	1.5	2.3	2.5	–
National Bank (October)	1.2	2.1	–	–
RBC Financial Group (September)	1.3	2.8	–	–
Scotiabank Group (October)	1.4	2.0	–	–
TD Bank Financial Group (October)	1.5	2.3	2.7	–
University of Toronto (August)	1.3	2.4	2.9	2.9
Private-Sector Survey Average	1.4	2.2	2.6	2.6
Ontario’s Planning Assumption	1.3	2.1	2.5	2.5
Sources: Ontario Ministry of Finance Survey of Forecasts (October 2013) and Ontario Ministry of Finance.

Change in the Economic Outlook

The current private-sector average outlook for Ontario real GDP growth is 1.4 per cent in 2013, down from 1.6 per cent projected at the time of the 2013 Budget. The softer outlook reflects slower growth in the United States. Forecasts for 2014 have also been revised down somewhat compared to forecasts at the time of the 2013 Budget.

Comparison to the 2013 Budget

Compared to the 2013 Budget, key forecast changes include:

♦	lower real GDP growth in 2013 and 2014, followed by stronger growth in 2015;

♦	more moderate CPI inflation both this year and next;

♦	stronger employment growth in 2013; and

♦	lower nominal GDP growth in 2013 and 2014, reflecting both lower real GDP growth and slower economy-wide inflation.

TABLE 2.6 Changes in Ministry of Finance Key Economic Forecast Assumptions: 2013 Budget Compared to 2013 Fall Economic Statement (FES) (Per Cent Increase)
	2013	p	2014	p	2015	p
	2013 Budget		2013 FES		2013 Budget		2013 FES	2013 Budget	2013 FES
Real Gross Domestic Product	1.5		1.3		2.3		2.1	2.4	2.5
Nominal Gross Domestic Product	3.0		2.5		4.1		3.8	4.2	4.3
Retail Sales	2.5		1.9		3.8		3.8	3.8	3.8
Housing Starts (000s)	61.0		59.0		60.0		58.0	65.0	65.0
Primary Household Income	2.8		2.9		3.9		3.6	4.2	4.4
Compensation of Employees	2.8		2.9		3.7		3.7	4.3	4.2
Net Operating Surplus — Corporations	3.3		(3.6)		5.0		4.6	4.0	4.2
Employment	1.2		1.5		1.4		1.4	1.5	1.6
Job Creation (000s)	83		104		98		97	107	114
Consumer Price Index	1.5		1.1		2.0		1.8	2.0	2.0
Key External Variables
U.S. Real Gross Domestic Product	2.1		1.6		2.7		2.6	3.1	2.9
WTI Crude Oil ($ US per Barrel)	94		99		98		98	99	96
Canadian Dollar (Cents US)	98.0		97.4		99.5		96.5	100.0	97.0
3-month Treasury Bill Rate1 (Per Cent)	1.0		1.0		1.2		1.1	1.9	1.9
10-year Government Bond Rate1 (Per Cent)	2.0		2.3		2.6		3.0	3.2	3.3
p = Ontario Ministry of Finance planning projection.
1 Government of Canada interest rates.
Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Bank of Canada, U.S. Energy Information Administration, U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (October 2013) and Ontario Ministry of Finance.

CHAPTER III

FISCAL OUTLOOK

Highlights

☑	2012–13 deficit — $9.2 billion, $0.6 billion lower than projected at the time of the 2013 Budget.

☑	2013–14 deficit projection — $11.7 billion, on track with the 2013 Budget forecast and more than $1.0 billion ahead of the projection in the 2012 Budget.

☑	Despite slower economic growth in 2013 and 2014, the revenue projection for 2013–14 is consistent with the 2013 Budget forecast.

☑	Outlook for program spending in 2013–14 — $117.0 billion, unchanged from the 2013 Budget forecast and the 2012 Budget projection.

Section A:	Overview

The government is on track to balance the budget by 2017–18 in a fair and responsible way. This will mean new strategic investments to spur growth, create jobs, strengthen services and help families. The world’s recovery from the global recession remains uncertain, and many families are still feeling unsure about their job security and their financial future.

Should global economic conditions falter, causing revenues to fall further, the government’s continued priority will be to protect investments in jobs, growth and families ahead of short-term targets. Stronger growth and new jobs are the surest and fairest path to balancing the budget. These investments will be critical to helping foster the growth necessary to both support Ontario’s families and generate revenues necessary to support eliminating the deficit.

For four years in a row, the government has overachieved on the deficit targets it established after the 2009 global recession based on disciplined actions to reduce spending. In September, the 2012–2013 Public Accounts of Ontario reported that the deficit for 2012–13 was $9.2 billion — $0.6 billion lower than projected at the time of the 2013 Budget.

The 2013 Ontario Economic Outlook and Fiscal Review projects that the deficit for 2013–14 will be $11.7 billion, on track with the 2013 Budget forecast and more than $1.0 billion ahead of the deficit projection for 2013–14 outlined in the 2012 Budget. The outlook for program spending in 2013–14, at $117.0 billion, remains unchanged from the 2013 Budget forecast and the 2012 Budget projection.

Ontario continues to face global economic uncertainty, which is holding back economic growth and therefore the outlook for Provincial revenues. Since the 2013 Budget, slower growth in the United States has resulted in a lower forecast for economic growth in Ontario.

Section B:	2013–14 Fiscal Performance

The deficit for 2013–14 is currently projected to be $11.7 billion, on track with the 2013 Budget forecast and more than $1.0 billion ahead of the deficit projection for 2013–14 outlined in the 2012 Budget. Despite slower economic growth in 2013 and 2014, revenues are on track with the 2013 Budget projection.

Similarly, expense is on track with the 2013 Budget projection, reflecting the government’s commitment to manage spending. The 2013–14 program expense outlook is essentially unchanged from the 2013 Budget projection and is also consistent with the 2012 Budget projection, which forecasted program expense of $117.0 billion in 2013–14.

With the economy in a period of sustained moderate growth, the government remains on track to balance the budget by 2017–18 in a fair and responsible way. The 2013–14 outlook maintains a $1.0 billion reserve to protect the fiscal plan against any adverse changes in the Province’s revenue and expense. If the reserve is not needed by year-end, it will be applied to reduce the deficit.

TABLE 3.1 2013–14 In-Year Fiscal Performance ($ Millions)
	Budget Plan	Current Outlook	In-Year Change
Revenue	116,845	116,834	(11)
Expense
Programs	116,983	116,970	(13)
Interest on Debt	10,605	10,605	–
Total Expense	127,588	127,575	(13)
Reserve	1,000	1,000	–
Surplus/(Deficit)	(11,743)	(11,741)	2
Note: Numbers may not add due to rounding.

2013–14 Revenue Changes since the 2013 Budget

The 2013–14 revenue outlook, at $116,834 million, is $11 million below the projection in the 2013 Budget.

TABLE 3.2 Summary of Revenue Changes since the 2013 Budget ($ Millions)
		2013–14
Taxation
Corporations Tax	750
Personal Income Tax	(700)
Ontario Health Premium	(70)
Sales Tax	(250)
Land Transfer Tax	80
All Other Taxes	(70)
Total Taxation		(260)
Other Non-Tax Revenue
Gain on Sale of GM Shares	249
Total Other Non-Tax Revenue		249
Total Revenue Changes since the 2013 Budget		(11)
Note: Numbers may not add due to rounding.

Details of 2013–14 In-Year Revenue Changes

Key changes to revenue projections since the 2013 Budget include:

♦	Corporations Tax revenue is $750 million, or 6.7 per cent, higher due to stronger-than-expected 2012 and prior-year assessments based on tax returns processed since the 2013 Budget.

♦	Personal Income Tax revenue is $700 million, or 2.5 per cent, lower due to weaker-than-projected 2012 and prior-year assessments based on tax returns processed since the 2013 Budget.

♦	Ontario Health Premium revenue is $70 million, or 2.2 per cent, lower due to weaker-than-projected 2012 and prior-year assessments based on tax returns processed since the 2013 Budget.

♦	Sales Tax revenue is $250 million, or 1.3 per cent, lower mostly due to a downward revision to Ontario’s estimated 2013 Harmonized Sales Tax entitlement by the federal government.

♦	Land Transfer Tax is $80 million, or 5.8 per cent, higher, reflecting stronger receipts to date as the Ontario housing market has outperformed expectations.

♦	Other Taxes are $70 million lower, mainly due to lower-than-expected Mining Tax revenue mostly because of large prior-year refunds and lower instalment payments.

♦
The $249 million increase in Other Non-Tax revenue reflects the gain on the sale, announced on September 10, 2013, of the Province’s interest in 10 million shares of General Motors Company. The government is committed to using the proceeds from this sale in the future to strategically invest in Ontario’s infrastructure. The government proposes to establish the Trillium Trust to ensure the proceeds are invested strategically and at the appropriate time.

2013–14 Expense Changes since the 2013 Budget

The 2013–14 total expense outlook, at $127,575 million, is $13 million lower than the projection in the 2013 Budget.

TABLE 3.3 Summary of Expense Changes since the 2013 Budget ($ Millions)
2013–14
Program Expense Changes
Ontario Northland Transportation Commission	75.0
Emergency forest firefighting	32.0
Ontario Disaster Relief Assistance Program	18.0
2015 Pan/Parapan American Games: promotion and legacy strategy	8.5
Ministry of Natural Resources transformation plan	(13.0)
Contingency Funds	(58.5)
Transition Fund	(75.0)
Total Program Expense Changes	(13.0)
Interest on Debt	–
Total Expense Changes since the 2013 Budget	(13.0)
Note: Numbers may not add due to rounding.

Details of 2013–14 In-Year Expense Changes

Key changes to expense projections since the 2013 Budget with offsets from the Contingency Funds include:

♦	An increase of $32.0 million to cover emergency forest firefighting expenses until the end of the 2013 fire season.

♦
An increase of $18.0 million to provide financial assistance to a number of municipalities and victims affected by spring flooding in Central, Eastern and Northern Ontario through the Ministry of Municipal Affairs and Housing’s Ontario Disaster Relief Assistance Program.

♦	An increase of $8.5 million to help showcase Ontario and create a lasting legacy for people across the province surrounding the 2015 Pan/Parapan American Games.

Key changes to expense projections since the 2013 Budget with offsets from the Transition Fund include:

♦
An increase of $75.0 million to the Ontario Northland Transportation Commission to support ongoing operations in 2013–14 and to ensure safety while stakeholder consultations and transformation activities continue.

Other key changes to expense projections since the 2013 Budget include:

♦
A decrease of $13.0 million resulting from an internal realignment of funds from operating expense to capital asset, which is amortized over the life of the asset. This investment is part of the Ministry of Natural Resources’ transformation plan and is primarily for improving capital infrastructure in Ontario parks.

♦	Interest on debt expense is unchanged from the forecast in the 2013 Budget.

Section C:	Details of Ontario’s Finances

Fiscal Tables and Charts

This section provides information on the Province’s historical financial performance, key fiscal indicators, and details of Ontario’s fiscal plan and outlook.

TABLE 3.4 Fiscal Summary ($ Millions)
			2013–14
	Actual 2012–13	Budget Plan	Current Outlook	Change since Budget
Revenue	113,369	116,845	116,834	(11)
Expense
Programs	112,248	116,983	116,970	(13)
Interest on Debt	10,341	10,605	10,605	–
Total Expense	122,589	127,588	127,575	(13)
Reserve	–	1,000	1,000	–
Surplus/(Deficit)	(9,220)	(11,743)	(11,741)	2
Note: Numbers may not add due to rounding.

TABLE 3.5 Revenue ($ Millions)
	2010–11	2011–12	Actual 2012–13	Current Outlook 2013–14
Taxation Revenue
Personal Income Tax	23,711	24,548	25,574	26,878
Sales Tax1	18,813	20,159	20,957	21,606
Corporations Tax	9,067	9,944	12,093	12,019
Education Property Tax2	5,659	5,765	5,511	5,694
Employer Health Tax	4,733	5,092	5,137	5,318
Ontario Health Premium	2,934	2,916	3,067	3,156
Gasoline Tax	2,358	2,380	2,390	2,377
Land Transfer Tax	1,247	1,432	1,484	1,462
Tobacco Tax	1,160	1,150	1,142	1,123
Fuel Tax	702	710	710	719
Beer and Wine Tax	397	561	560	574
Electricity Payments-In-Lieu of Taxes	321	367	324	366
Other Taxes	562	574	469	423
	71,664	75,598	79,418	81,715
Government of Canada
Canada Health Transfer	10,184	10,705	11,315	12,067
Canada Social Transfer	4,330	4,469	4,591	4,727
Equalization	972	2,200	3,261	3,169
Infrastructure Programs	1,712	362	116	145
Labour Market Programs	1,201	904	897	905
Social Housing	493	489	483	468
Wait Times Reduction Fund	97	97	97	97
Other Federal Payments	4,052	2,079	901	897
	23,041	21,305	21,661	22,475
Government Business Enterprises
Ontario Lottery and Gaming Corporation	1,956	1,882	1,816	2,020
Liquor Control Board of Ontario	1,562	1,659	1,721	1,747
Ontario Power Generation Inc./Hydro One Inc.	1,048	872	932	712
	4,566	4,413	4,469	4,479
Other Non-Tax Revenue
Reimbursements	1,036	831	932	973
Vehicle and Driver Registration Fees	1,080	1,075	1,125	1,273
Electricity Debt Retirement Charge	944	952	939	957
Power Supply Contract Recoveries	1,288	1,372	1,323	1,274
Sales and Rentals	1,015	1,193	1,188	1,075
Other Fees and Licences	715	776	760	821
Net Reduction of Power Purchase Contract Liability	339	317	263	243
Royalties	145	200	226	242
Miscellaneous Other Non-Tax Revenue3	1,342	1,741	1,065	1,307
	7,904	8,457	7,821	8,165
Total Revenue	107,175	109,773	113,369	116,834
1  Beginning July 1, 2010, most of the Retail Sales Tax was replaced with a value-added tax and combined with the federal Goods and Services Tax to create a federally administered Harmonized Sales Tax (HST). Sales Tax revenue is net of the Ontario Sales Tax Credit and the energy component of the Ontario Energy and Property Tax Credit.
2  Education Property Tax revenue is net of the property tax credit component of the Ontario Energy and Property Tax Credit and the Ontario Senior Homeowners’ Property Tax Grant.
3  Miscellaneous Other Non-Tax Revenue in 2011–12 is higher than other years due to one-time revenues including Chrysler’s repayment of an Ontario loan and higher-than-usual recoveries of prior-year expenditures from government ministries.
Note: Numbers may not add due to rounding.

TABLE 3.6 Total Expense ($ Millions)
Ministry Expense	2010–11	2011–12	Actual 2012–13	Current Outlook 2013–14
Aboriginal Affairs1	65	67	65	64.7
Agriculture and Food / Rural Affairs1	895	1,038	1,017	1,034.5
Attorney General	1,594	1,705	1,683	1,751.3
Board of Internal Economy2	194	271	197	200.0
Children and Youth Services	3,882	3,943	3,999	4,160.9
Citizenship and Immigration	104	108	111	103.9
Community and Social Services	8,920	9,347	9,720	10,173.0
Community Safety and Correctional Services	2,216	2,171	2,282	2,326.1
Consumer Services	18	19	20	24.0
Economic Development, Trade and Employment / Research and Innovation1	876	973	963	911.1
Education1	21,871	22,944	23,044	24,147.6
Energy1	724	498	341	339.6
Environment1	512	529	491	495.2
Executive Offices	32	31	30	30.8
Finance1	1,050	932	847	1,043.8
Francophone Affairs, Office of	5	5	5	5.0
Government Services1	1,030	1,105	1,145	1,064.4
Health and Long-Term Care	44,414	46,503	47,582	48,854.9
Infrastructure1	305	331	66	221.7
Labour	186	184	280	305.4
Municipal Affairs and Housing1	881	824	827	789.6
Natural Resources1	718	713	688	702.5
Northern Development and Mines	704	726	718	799.6
Tourism, Culture and Sport1	1,086	1,180	1,431	1,197.3
Training, Colleges and Universities1	6,704	7,121	7,355	7,665.1
Transportation	2,263	2,339	2,479	2,767.1
Interest on Debt3	9,480	10,082	10,341	10,605.0
Other Expense1	10,457	7,053	4,862	6,791.0
Year-End Savings4	–	–	–	(1,000.0)
Total Expense	121,186	122,742	122,589	127,575.0
1  Details on other ministry expense can be found in Table 3.7, Other Expense.
2  The 2011–12 amount includes expenses for the 2011 general election.
3  Interest on debt is net of interest capitalized during construction of tangible capital assets of $203 million in 2010–11, $234 million in 2011–12, $232 million in 2012–13 and $271 million in 2013–14.
4  As in past years, the Year-End Savings provision reflects anticipated underspending that has historically arisen at year-end due to factors such as program efficiencies, and changes in project startups and implementation plans.
Note: Numbers may not add due to rounding.

TABLE 3.7 Other Expense ($ Millions)
Ministry Expense	2010–11	2011–12	Actual 2012–13	Current Outlook 2013–14
Aboriginal Affairs
One-Time Investments — Settlements	6	28	–	–
Agriculture and Food / Rural Affairs
Time-Limited Investments in Infrastructure	1,496	247	19	136.3
Time-Limited Assistance	9	–	–	–
Economic Development, Trade and Employment / Research and Innovation
Time-Limited Investments for Youth	–	–	–	50.0
Education
One-Time Savings — Labour Savings	–	–	(1,296)	–
Teachers’ Pension Plan1	522	523	895	939.0
Energy
Ontario Clean Energy Benefit	300	1,033	994	1,040.0
Environment
Time-Limited Investments	–	–	78	–
Finance
Harmonized Sales Tax Transitional Support	3,039	1,440	–	–
Ontario Municipal Partnership Fund	684	598	592	568.9
Operating Contingency Fund	–	–	–	442.7
Power Supply Contract Costs	1,288	1,375	1,323	1,274.0
Transition Fund	–	–	–	75.0
Government Services
Pension and Other Employee Future Benefits	1,182	1,300	1,519	1,516.0
Infrastructure
Capital Contingency Fund	–	–	–	98.8
Municipal Affairs and Housing
Time-Limited Investments in Municipal Social and Affordable Housing	668	59	158	155.2
Time-Limited Investments	21	9	42	21.0
Natural Resources
Emergency Forest Firefighting	100	209	180	102.7
Tourism, Culture and Sport
Time-Limited Investments—Sport Program	288	37	–	–
One-Time Investments	22	3	–	–
Time-Limited Investments to Support the 2015 Pan/Parapan American Games	16	59	358	293.4
Training, Colleges and Universities
Time-Limited Investments	816	133	–	78.0
Total Other Expense	10,457	7,053	4,862	6,791.0
1 Numbers reflect PSAB pension expense. Ontario’s matching contributions to the plan grow from $1,316 million in 2010–11 to $1,452 million in 2013–14. Note: Numbers may not add due to rounding.

TABLE 3.8 2013–14 Infrastructure Expenditures ($ Millions)
Sector	Total Infrastructure Expenditures 2012–13 Actual	2013–14 Current Outlook
		Investment in Capital Assets1	Transfers and Other Infrastructure Expenditures2	Total Infrastructure Expenditures
Transportation
Transit	2,382	2,892	485	3,377
Provincial Highways	2,104	2,228	–	2,228
Other Transportation3	694	652	84	736
Health
Hospitals	3,897	2,672	205	2,877
Other Health	246	139	166	305
Education	1,725	1,938	65	2,003
Postsecondary
Colleges	342	413	1	414
Universities	112	–	155	155
Water/Environment	273	59	108	168
Municipal and Local Infrastructure	590	297	468	765
Justice	658	300	93	393
Other	430	986	199	1,185
Subtotal	13,454	12,577	2,028	14,604
Less: Other Partner Funding4	1,665	1,040	–	1,040
Total Excluding Partner Funding	11,790	11,537	2,028	13,565
Less: Other Capital Contributions5	508	373	115	488
Total Provincial Expenditure6	11,282	11,164	1,913	13,077
1  Investment in Capital Assets includes interest capitalized during construction of tangible capital assets of $271 million.
2  Mainly consists of transfers for capital purposes to municipalities and universities, and expenditures for capital repairs.
3  Other transportation includes highway planning activities, property acquisition, highway service centres and other infrastructure programs (e.g., winter roads, remote airports).
4  Third-party contributions to capital investment in consolidated schools, colleges, hospitals and provincial agencies.
5  Mostly federal government transfers for capital investments. The 2012–13 amount includes $135 million to reflect federal contributions for prior years’ investments in the Rt. Hon. Herb Gray (formerly Windsor-Essex) Parkway.
6  Total Provincial Infrastructure Expenditure includes Investment in Capital Assets of $9.6 billion for 2012–13.
Note: Numbers may not add due to rounding.

TABLE 3.9 Ten-Year Review of Selected Financial and Economic Statistics1 ($ Millions)
	2004–05	2005–06	2	2006–07
Revenue	84,192	90,738		97,120
Expense
Programs	76,379	81,421		86,020
Interest on Debt4	9,368	9,019		8,831
Total Expense	85,747	90,440		94,851
Reserve	–	–		–
Surplus/(Deficit)	(1,555)	298		2,269
Net Debt5	140,921	152,702		153,742
Accumulated Deficit	125,743	109,155		106,776
Gross Domestic Product (GDP) at Market Prices6	529,576	551,819		574,303
Primary Household Income6	347,617	363,623		383,803
Population — July (000s)	12,390	12,528		12,662
Net Debt per Capita (dollars)	11,374	12,189		12,142
Household Income per Capita (dollars)6	28,056	29,025		30,312
Interest on Debt as a per cent of Revenue	11.1	9.9		9.1
Net Debt as a per cent of GDP6	26.6	27.7		26.8
Accumulated Deficit as a per cent of GDP6	23.7	19.8		18.6
1  Revenue and expense have been restated to reflect a fiscally neutral accounting change for the revised presentation of education property taxes, as described in the 2010 Ontario Budget; a fiscally neutral accounting change related to the reclassification of government agencies and organizations as described in the 2011 Ontario Economic Outlook and Fiscal Review; and a fiscally neutral reclassification of a number of tax measures that are transfers or grants, as described in the 2012 Ontario Budget.
2 Starting in 2005–06, the Province’s financial reporting was expanded to include hospitals, school boards and colleges. Total expense prior to 2005–06 has not been restated to reflect expanded reporting.
3 Starting in 2009–10, investments in minor tangible capital assets owned by the Province were capitalized and amortized to expense. All capital assets owned by consolidated organizations are being accounted for in a similar manner.
4 Interest on debt is net of interest capitalized during construction of tangible capital assets of $203 million in 2010–11, $234 million in 2011–12, $232 million in 2012–13 and $271 million in 2013–14.
5 Starting in 2009–10, Net Debt includes the net debt of hospitals, school boards and colleges, consistent with Public Sector Accounting Board standards. For comparative purposes, Net Debt has been restated from 2005–06 to 2008–09 to conform with this revised presentation. Net Debt has also been restated in 2004–05 and 2005–06 to reflect the value of hydro corridor lands transferred to the Province from Hydro One Inc.
6 Gross Domestic Product and Household Income amounts from 2007 to 2012 are based on Statistics Canada’s new, revised standard for economic accounts — the CSNA 2012 (Canadian System of National Accounts), which includes conceptual, classification and methodological improvements. GDP and Household Income amounts prior to 2007 are Ontario Ministry of Finance estimates.
Sources: Statistics Canada and Ontario Ministry of Finance.

2007–08	2008–09	2009–103	2010–11	2011–12	Actual 2012–13	Current Outlook 2013–14
104,115	97,532	96,313	107,175	109,773	113,369	116,834

94,601	95,375	106,856	111,706	112,660	112,248	116,970
8,914	8,566	8,719	9,480	10,082	10,341	10,605
103,515	103,941	115,575	121,186	122,742	122,589	127,575
–	–	–	–	–	–	1,000
600	(6,409)	(19,262)	(14,011)	(12,969)	(9,220)	(11,741)
156,616	169,585	193,589	214,511	235,582	252,088	272,106
105,617	113,238	130,957	144,573	158,410	167,132	178,873
597,912	604,111	594,644	625,108	655,125	674,899	691,921
401,305	412,197	410,859	423,685	441,639	455,947	469,226
12,764	12,833	12,998	13,135	13,264	13,412	13,538
12,270	13,164	14,894	16,331	17,762	18,796	20,099
31,440	31,996	31,610	32,256	33,297	33,995	34,660
8.6	8.8	9.1	8.8	9.2	9.1	9.1
26.2	28.1	32.6	34.3	36.0	37.4	39.3
17.7	18.7	22.0	23.1	24.2	24.8	25.9

CHAPTER IV

THE NEED FOR
A COMMITTED
FEDERAL PARTNER

Highlights

Ontario needs a committed federal partner to support the Province’s plan for jobs and economic growth and to sustain the public services that Ontarians deserve and expect. A federal partner needs to be willing to:

Build the Economy Together

☑	Collaborate with provinces and territories on strengthening initiatives for strategic infrastructure investment and skills and training.

☑	Ensure dedicated federal funding for public transit and transportation infrastructure.

Strengthen the Retirement Income System

☑	Help ensure that today’s workers maintain a comparable standard of living when they retire by supporting an enhancement to the Canada Pension Plan.

Invest in Healthy Ontario Communities

☑	Make long-term, predictable investments in social and affordable housing.

Establish a Fair Fiscal Arrangement

☑
Work with provinces and territories to make federal–provincial fiscal arrangements more fair, efficient and suitable to address the economic and demographic challenges facing provinces and territories.

Work Together with Provinces and Territories

☑
Avoid further unilateral changes to programs affecting provinces and territories, and particularly measures involving cutbacks in financial support, including offloading or downloading responsibilities.

☑	Recognize that the Province cannot fill gaps left by the federal government every time the latter decides to make changes without considering the pressures they put on Ontario.

The Case for Committed Partnerships

Building a prosperous and fair society requires collaboration among all orders of government. This is demonstrated each time the Province works with other orders of government to create jobs and make businesses more competitive — from successful joint initiatives with the federal government, such as support for the auto sector and sales tax harmonization, to moving towards a cooperative capital markets regulator with the federal government and British Columbia. The results of creating effective partnerships are making a positive difference to Ontarians.

Meaningful and results-oriented conversations have taken place at the provincial and territorial level under Ontario’s leadership. As host of the 2013 Council of the Federation, Ontario chaired discussions on a range of priorities focused on building a strong economy and ensuring a fair society for all Canadians. At the meeting, hosted in Niagara-on-the-Lake, Premiers discussed ways to create jobs and promote economic growth through collaborative actions on skills and training, strategic infrastructure investment, immigration, international trade and energy.

Unfortunately, in an effort to balance the federal budget, the federal government recently made a series of changes to programs and funding that negatively affect Ontario and other provinces and territories. These federal decisions often involve cutbacks in financial support and changes to federal programs that offload many responsibilities onto provinces and territories, without proper consultation or compensation. A number of federal initiatives currently under consideration could, if implemented, continue the trend of declining federal responsibilities and potentially disrupt Ontario’s finances.

Ontario, much like the rest of Canada, is operating in a post-recession world of a rapidly evolving economy, growing competition for skilled workers, an aging population and communities with increasingly diverse needs. The challenges facing provinces and territories require intergovernmental coordination, not unilateral, top-down decision-making.

Ontario seeks to build on past successes of federal and provincial–territorial coordination to develop partnerships rooted in mutual understanding and consultation that are oriented towards the effective use of public dollars and the right balance of resources and responsibilities in the federation. Ontario expects the federal government to provide the long-term support needed to build a stronger Ontario — for a stronger Canada.

A Committed Federal Partner to Build the Economy Together

Long-Term Investment in Public Infrastructure

Ontario is pleased that the new Building Canada plan, as announced in the 2013 federal budget, will focus investment on projects that promote economic productivity and growth.

Given Ontario’s significance to the national economy, and its strategic infrastructure needs, it is critical that Ontario receive a fair share of the $14 billion in funding available nationally through the Building Canada Fund, a key component of the new Building Canada plan. The Province is committed to delivering a plan in partnership with the federal government that not only promotes Ontario’s strategic infrastructure priorities and meets the unique needs of its communities, but also provides economic returns to Canada.

Investment in Public Transit

Ontario encourages the federal government to provide predictable long-term funding to support a transit and transportation strategy instead of one-off funding decisions. Investment in public transit and transportation infrastructure is critical, given the significant economic drag from congestion. Congestion deters skilled employees, wastes labour productivity, slows the movement of goods, and hinders the ability of businesses to operate and grow.

Public transit allows people to connect to the economy and access educational opportunities and services outside their neighbourhoods. Improving public transportation can also help reduce greenhouse gas emissions and improve quality of life. With an aging population, more people may rely on transit in their everyday lives and public transit systems will need to be even more accessible and integrated.

The Province remains concerned about the lack of federal investments in transit and transportation projects in Ontario. It is important going forward that the federal government work together with Ontario in an effort to address shared priorities in a collaborative manner.

Labour Market Training

Ontario needs a strong federal partner to help ensure that Ontarians, including groups struggling in the labour market, receive skills training and employment supports to succeed. This includes continued stable and fair funding as well as flexibility to target clients and design programs that best respond to Ontario’s labour market needs. The Province will not divert substantial funding from programs delivering results for a one-size-fits-all program that may not work for Ontario.

In its 2013 budget, the federal government announced its plan to renegotiate three major federal–provincial labour market funding agreements: the Labour Market Agreement, Labour Market Development Agreement and Labour Market Agreement for Persons with Disabilities. The current proposal for the Labour Market Agreement would redirect 60 per cent of the federal government’s $500 million national funding to the Canada Job Grant by 2017–18. The new Canada Job Grant would also require matching contributions from provinces/territories and employers.

Ontario has significant concerns as the proposed federal offer would limit Ontario’s ability to serve vulnerable people, especially those not eligible for Employment Insurance-funded services, including immigrants, Aboriginals, people with disabilities and social assistance recipients. Many of those who need help to improve their skills and get back to work would be left out as the Canada Job Grant would only support Ontarians with an employer willing to fund their training. Engaging all Ontarians to fully participate in the labour market is crucial for the Province’s and Canada’s long-term economic growth.

In order to maintain current programs and fully implement the Canada Job Grant, Ontario would have to cut roughly $232 million a year in funding from other programs. All provinces and territories share the concern that the Canada Job Grant could jeopardize the success of current training programs, particularly those that help vulnerable people.

Ontario is pleased that its leadership through the Council of the Federation enabled all provinces and territories to present a united front in pressing their concerns about the proposed Canada Job Grant program, resulting in the federal government taking a second look at the terms of this program. Ontario is determined to negotiate new labour market funding agreements that serve the needs of its workers and employers. Ontario will soon be meeting with the federal government and all other provinces and territories to discuss the renewal of current federal funding agreements and the federal proposal for a Canada Job Grant.

Supporting Ontario’s Leading Sectors

Access to Global Markets

Ontario is working with the federal government to pursue new trade agreements that would improve access for exporters to foreign markets and benefit Canadian consumers. Canada is negotiating a Trans-Pacific Partnership with a number of countries as well as free trade agreements with nations such as India, Japan and South Korea.

On October 18, 2013, the federal government announced that an agreement in principle had been reached on the Canada-European Union Comprehensive Economic and Trade Agreement (CETA). The deal would mean expanded access to European markets for Ontario manufacturers and service providers, increased sales of goods and services and, as a result, more job creation.

Many sectors of Ontario’s economy would benefit from CETA, including advanced manufacturing and automotive, financial services, metals and mining, and information and communications technologies. The deal is expected to create as many as 30,000 jobs in Ontario.

The CETA will benefit Ontario’s economy and consumers but the Province has raised concerns with the federal government as the deal moves from being an agreement in principle to a final agreement. The Province has asked the federal government to guarantee that provinces will be fully compensated for any increase in costs as a result of the deal’s intellectual property provisions on pharmaceuticals. Ontario also needs the federal government to support the wine and spirits sector and work with the Province to support the sector’s growth.

Agri-Food Support

The CETA will negatively impact various agricultural sectors including dairy farmers, grape growers, and cheese producers and processors. Ontario expects adequate and real compensation for its hardworking farmers and agri-food workers, and has communicated this to the federal government.

Ontario is exploring innovative approaches to managing producer risk, such as the Ontario Corn-Fed Beef Risk Management Fund, which allows producers and processors to take greater leadership and ownership in ensuring price stability. Ontario has provided initial seed funding and encourages the federal government to match it to reduce fiscal pressures for both Ontario and Canada.

Ring of Fire

Ontario’s Ring of Fire area, located about 535 kilometres northeast of Thunder Bay, holds significant deposits of minerals. Recent estimates suggest that the value of mineral resources in the Ring of Fire area could be up to $50 billion, for known chromite and nickel deposits.

The Province is working towards smart, sustainable and collaborative development in the Ring of Fire. Ontario has a leadership role in development, but the federal government, municipalities, First Nations and industry all have a part to play. The Province calls on the federal government to provide adequate support to advance regional infrastructure development in the Ring of Fire.

Successful development of the Ring of Fire requires sound preparation and planning, and full engagement by the federal government. This development will support a more robust northern economy, delivering long-term benefits to Aboriginal communities and strengthening community infrastructure.

The Province is committed to working with First Nations near the Ring of Fire. In the 2013 Budget, the Province committed $5 million to support community readiness and capacity building in the Ring of Fire communities, and has entered into a historic, community-driven, regional negotiation process with the Matawa First Nations, which is being led through the appointed negotiators, the Honourable Justice Frank Iacobucci and the Honourable Bob Rae.

Support for Clean Energy

Ontario is a North American leader in clean energy with its commitment to replace coal-fired electricity generation with cleaner sources, the feed-in tariff program, large renewable procurements and a variety of conservation programs. Since 2009, the Province’s Green Energy Act has attracted billions of dollars in private-sector investments, created 31,000 jobs and attracted more than 30 clean energy companies to the province. In its August 2012 report, “Canada’s Emissions Trends,” the federal government recognized Ontario’s important contributions to meeting Canada-wide greenhouse gas emission reduction targets under the Copenhagen Accord. However, the federal government continues to provide significant support for energy sectors other than renewables, which does not meet the needs of Ontario. Enhanced federal support for clean energy would help Ontario transition to a low-carbon economy.

Ontario is seeking federal support and the appropriate regulatory environment for an east–west transmission grid that would transmit electricity across provincial borders. Greater regional integration of electricity grids would encourage the development of new, larger-scale renewable projects that would benefit the economy, both in Ontario and elsewhere in the country.

To support stronger, healthier northern remote communities, the Province expects to seek federal engagement on proposals for cost sharing of investments to connect certain remote First Nation communities to the Ontario electricity grid. This would reduce these communities’ reliance on diesel generators for electricity supply.

A Committed Federal Partner to Strengthen the Retirement Income System

Long-term savings and investment are critical to ensuring Ontarians prepare financially for their retirement. Many Ontarians today are having difficulty putting aside sufficient savings for retirement and are worried about their future financial security.

The Province is committed to a strong and secure retirement income system to help ensure that Ontarians are able to enjoy their retirement years. The Province will assist working Ontarians in planning for their retirement, whether they rely on retirement income provided through the Canada Pension Plan (CPP), are accumulating retirement savings independently, or have access to a workplace pension plan.

The CPP forms the foundation of the nation’s retirement income system. An enhancement to the CPP is critical to ensuring that Ontarians, particularly middle-income earners, have greater financial security in retirement.

At this summer’s Council of the Federation, Premiers reiterated their commitment to the principle of enhancing Canada’s public and private pension plans, as the economy improves. Premiers directed provincial and territorial finance ministers to consider specific options for enhancing the retirement income system, including the CPP/Quebec Pension Plan and pooled registered pension plans (PRPPs).

Ontario will continue to lead the way to advance an enhancement to the CPP and work to secure agreement among provinces and the federal government. In the event that federal–provincial–territorial discussions on a CPP enhancement are unsuccessful, the Province will move forward with a “made in Ontario” solution.

See Chapter V: Retirement Income Security for more details.

A Committed Federal Partner to Invest in Healthy Ontario Communities

Investment in Social and Affordable Housing

Ontario is working to develop an agreement with the federal government to extend the jointly funded federal–provincial Investment in Affordable Housing program. While the extended Investment in Affordable Housing program would help increase access to new affordable housing units and repair units built since the mid-1990s, it would not help repair the existing stock of older social housing units, some of which are over 50 years old.

The Province calls on the federal government to make long-term, predictable investments in social housing. The lack of affordable and appropriate shelter is a barrier to health, education and employment.

Immigration and Refugees

The Province understands the important role immigration plays in the Ontario economy. That is why the Province developed the first-ever Ontario Immigration Strategy.

The federal government is announcing Ontario’s allocation for the Provincial Nominee Program (PNP) for 2014. An increase would be a positive step forward that would recognize the important role that Ontario plays in immigration in Canada. Ontario’s Immigration Strategy calls on the federal government to increase its PNP allocation to 5,000 by 2014. This Province should have the same flexibility and capacity as the other provinces to meet changing labour market needs and to help the economy grow.

Caring for refugee claimants is a federal responsibility. However, changes made to the Interim Federal Health Program, which provides health care coverage to refugees, have left many refugee claimant groups without basic primary care. This unilateral federal action may increase provincial health spending. Ensuring refugee claimants are receiving health care coverage that is similar to the coverage offered through OHIP could cost as much as $20 million per year. The Province urges the federal government to reverse its changes to the Interim Federal Health Program and reinstate health care coverage for all refugee claimants.

First Nation Communities

The federal government has chronically underfunded on‐reserve First Nations. While Ontario welcomes investments announced in the 2013 federal budget to support postsecondary educational attainment for First Nations and Inuit students, these investments do not address the current state of on-reserve schools for kindergarten through Grade 12. The Province believes that all children, whether they live on‐reserve or not, should have the same opportunities and that the federal government has an obligation to make those opportunities available and accessible.

The federal government should provide adequate funding for First Nation education that at least reaches parity with per‐student provincial funding for elementary and secondary education. Working with Aboriginal communities to improve educational and economic outcomes has the potential to create benefits across the province.

“The Commission believes that there is an urgent need to significantly improve the provision of on-reserve First Nations education in the province… There is a substantial and growing gap in education attainment between First Nations peoples living on-reserve and the rest of the Canadian population.”

Commission on the Reform of Ontario’s Public Services, “Public Services for Ontarians: A Path to Sustainability and Excellence,” 2012, p. 209.

Investing in Healthy Ontarians

The unilateral federal decision to limit the growth of the Canada Health Transfer will have a significant impact on Ontario’s delivery of quality public services. Instead of maintaining the Canada Health Transfer growth rate at six per cent, the transfer is now expected to increase at the rate of nominal economic growth, starting in 2017–18.

This federal action will remove $8.2 billion from health care in Ontario by 2023–24, when the transfer will be up for renewal. This cumulative impact would be equivalent to reducing federal funding of health care by an estimated $550 for every Ontarian by 2023. The federal funding that is being reduced could instead be used to help support Ontario’s ongoing efforts to decrease wait times for surgical and diagnostic services, accelerate hiring of doctors and nurses who provide Ontarians with access to primary care, and improve investments in the province’s home care initiatives that help older Ontarians live healthier, more independent lives.

An aging population brings more vulnerable and complex care patients into the health care system, making federal funding for health care more important. This, and other challenges facing provinces and territories, clearly shows that the current suite of federal transfers and fiscal arrangements needs to be improved and modernized.

A Committed Federal Partner to Establish a Fair Fiscal Arrangement

Ontario insists the federal government work with the provinces and territories to modernize federal–provincial fiscal arrangements — that is, to make Canada’s fiscal architecture more fair, efficient and suitable to address the economic and demographic challenges facing provinces and territories.

It is increasingly apparent that federal fiscal arrangements are neither fair nor sufficient to address the needs of Ontarians. Among provinces, Ontario is fifth in ability to raise revenues from its residents. However, Ontario falls to last after federal transfers — including the Canada Health Transfer, Canada Social Transfer and Equalization — are taken into account because the outdated system of fiscal arrangements is out of line with current economic realities (see Chart 4.1).

The evidence increasingly suggests that the current system of federal–provincial fiscal arrangements is working against, not for, the people of Ontario. The Mowat Centre’s report, “Filling the Gap,” estimates that the shortfall between what the people of Ontario pay in federal taxes versus what they receive in federal transfers and services was $11.1 billion, or 1.9 per cent of Ontario’s economy, in 2009–10.1

“[P]rograms that discriminate against Ontarians include federal investments in economic development, infrastructure funding, affordable and social housing, support for the energy sector, and funding for labour market training. By treating Canadians inconsistently, these programs each contribute to the broader structural imbalance that Ontario faces in the federation, and put pressures on Ontario and its municipal governments, as well as community organizations and individuals to pick up the slack.”

Noah Zon, Mowat Centre, “Filling the Gap: Measuring Ontario’s Balance with the Federation,” 2013, p. 8.

A good example of an arrangement that works against Ontario and needs to be modernized is the Equalization program. Ontario remains the largest net contributor to the program despite fast‐growing, resource‐based economies in Western Canada. The difference between what the people of Ontario pay into the Equalization program through federal taxes and what the Province receives back from the program is $3.1 billion, or about $226 per person, in 2013–14 (see Chart 4.2). Over the past 10 years, Ontario has contributed approximately $50 billion to the Equalization program.

Ontario is committed to the principles of the Equalization program. However, the Province does not support a system of transfers that puts Ontario’s public services at risk and provides inequitable levels of support to different parts of Canada. Ontario is entitled to its fair share in the Equalization program.

1	The Mowat Centre analysis relies on data from Statistics Canada (Provincial Economic Accounts) that have not been updated since 2010.

“Even though Ontario receives Equalization, Ontarians continue to contribute more to the program than they receive in return. This highlights a problem with the arrangements in the federation — federal transfers disproportionately benefit other provinces, at a cost to Ontarians.”

Commission on the Reform of Ontario’s Public Services, “Public Services for Ontarians: A Path to Sustainability and Excellence,” 2012, p. 454.

Impacts of Unilateral Federal Actions

The federal government has made a number of decisions that offload many responsibilities onto Ontario without proper compensation or advanced dialogue. Numerous examples of unilateral federal actions are already explained throughout this chapter — from changes proposed to the Labour Market Agreement and introducing the Canada Job Grant, to limiting the growth rate of the Canada Health Transfer and reducing the Interim Federal Health Program. Broadly, federal actions typically include:

♦	Changes to program-specific financial support or federal transfers to provinces that reduce federal contributions below levels previously committed;

♦
Changes to eligibility criteria of federal programs or federal transfers to persons — e.g., elderly benefits — that impact how Ontarians benefit from these services and benefits, and affect the demand for provincial services;

♦	Changes to shared common tax bases that lead to reductions in provincial taxation revenues and have an impact on provincial tax policies; and

♦
Changes to legislation or regulations, especially in areas of integrated federal–provincial services such as the criminal justice system, that create undue pressures on provincial programs and services to meet federal rules.

These unilateral federal actions have direct impacts on Ontario communities, the Province’s finances and its delivery of core public services.

Federal Actions with Impacts on Ontario Communities

Federal government support for policing through the Police Officers Recruitment Fund expired on March 31, 2013. This time-limited program provided annual funding of $31.4 million to support up to 329 police officers in communities across Ontario, including 40 First Nation police officers. As the federal government has not committed to extend this funding, the 2013 Budget provided additional annual funding of $4 million to continue to fund the 40 First Nation police officers hired under the Police Officers Recruitment Fund to ensure the safety of First Nation communities. Ontario calls on the federal government to fully fund the police officers hired under the Police Officers Recruitment Fund and to make the funding permanent.

Recently, the federal government announced it will raise the minimum age eligibility for Old Age Security (OAS) and the Guaranteed Income Supplement (GIS) by two years, beginning in 2023 and to be fully implemented in 2030. This federal action is estimated to increase the number of seniors living in poverty by about 44,000 and may result in a loss of $4.4 billion in OAS and GIS payments for the 630,000 Ontario seniors aged 65 to 67 in 2030. That means that a low-income senior who is 66 could lose out on benefits of up to $23,000 in 2030.

The federal decision to change the eligibility criteria for these federal elderly benefits is also expected to create financial pressures on provincial and municipal programs, such as social assistance, that provide support to low-income adults and seniors.

Federal Actions with Impacts on Ontario’s Finances and Public Services

The new Building Canada plan, specifically the Building Canada Fund program, may include funding conditions that could skew spending priorities. Ontario expects the federal government to provide greater flexibility when negotiating funding agreements. Ontario looks forward to working with the federal government on options that reduce the financial and administrative burden on Ontario.

Certain federal actions — such as those included in the Safe Streets and Communities Act — will increase justice sector costs for the Province. This will limit Ontario’s ability to provide the public services on which its residents rely. Ontario calls on the federal government to provide additional funding to fully address any provincial costs that may result from federal policy changes, including changes to the criminal justice system.

Ontario agreed to share common tax bases with the federal government on the understanding that complexity for taxpayers and administrative costs would be reduced. However, unilateral federal actions that impact a tax base can significantly reduce provincial revenue. For example, there are proposals at the federal level to introduce income splitting for families and to double contribution limits for Tax-Free Savings Accounts when the federal budget is balanced, which is forecasted for 2015–16. These proposals, if implemented unilaterally by the federal government, could have a significant impact on the Province’s path to eliminating the deficit. The Province expects the federal government to consult with Ontario on the policy objectives and the implementation of any federal proposals that significantly affect a shared tax base.

“Proposed federal changes on income splitting and Tax-Free Savings Accounts would affect the shared personal income tax base because Ontario would probably mirror these changes to maintain similarity. These two proposals alone could result in $1.3 billion less revenue for Ontario per year.”

Commission on the Reform of Ontario’s Public Services, “Public Services for Ontarians: A Path to Sustainability and Excellence,” 2012, p. 458.

Managing Risks from Federal Actions

The government remains on track to balance the budget by 2017–18 in a fair and responsible way. The Province cannot fill gaps left by the federal government every time the latter decides to make changes without considering the pressures it puts on Ontario. Time-limited transfers and unilateral changes to shared common tax bases and federal programs increase volatility in Ontario’s fiscal plan and could create discontinuity of services. The Province expects the federal government to support its efforts, rather than undermine Ontario’s plan for jobs and economic growth and put at risk the public services that Ontarians deserve and expect.

At this summer’s Council of the Federation at Niagara-on-the-Lake, Premiers called on the federal government to avoid further unilateral changes to programs affecting provinces and territories, and particularly measures involving cutbacks in financial support, including offloading or downloading responsibilities. Finance ministers will prepare an inventory of federal downloading and other unilateral actions impacting provinces and territories for Premiers to review at the upcoming Council of the Federation meeting in Toronto in November.

CHAPTER V

RETIREMENT
INCOME SECURITY

Highlights

Taking a leadership role through a bold strategy to improve Ontario’s retirement income system, the Ontario government will:

☑
Work to secure agreement with the federal government and other provinces for an enhancement to the Canada Pension Plan (CPP) to protect the middle class in retirement. If agreement cannot be reached, the government will move forward with a “made in Ontario” solution;

☑	Engage with interested parties on a target benefit framework for eligible multi-employer pension plans (MEPPs) in the winter of 2014;

☑	Engage with interested parties in the fall of 2013 on how pooled registered pension plans (PRPPs) should be implemented in Ontario;

☑	Develop regulations that would allow defined contribution (DC) plans to pay retirement income directly to retirees;

☑	Finalize new regulations on split pensions and asset transfers between pension plans, which, if approved, are expected to take effect in January 2014;

☑
Look to the technical working group established following the 2013Budget, for advice on design, governance and transition issues, in implementing an asset pooling framework for public-sector pension plans in 2014;

☑	Commit to seeing changes in electricity sector pension plans, including cost sharing, governance and other provisions, that will ensure these plans are more affordable; and

☑
Modernize the investment rules governing Ontario pension plans, including changes to remove barriers to investments in Ontario public infrastructure projects, potentially creating a significant new source of capital to support economic growth and job creation in Ontario.

Strengthening Ontario’s Retirement Income System

Long-term savings and investment are critical to ensuring Ontarians prepare financially for their retirement. Many Ontarians today are having difficulty putting aside sufficient savings for retirement and are worried about their future financial security.

The government is committed to a strong and secure retirement income system to help ensure that Ontarians are able to enjoy their retirement years. It will assist working Ontarians in planning for their retirement, whether they rely on retirement income provided through the Canada Pension Plan (CPP), are accumulating retirement savings independently, or have access to a workplace pension plan.

The CPP forms the foundation of the nation’s retirement income system. An enhancement to the CPP is critical to ensuring that Ontarians, particularly middle-income earners, have greater financial security in retirement.

The government is leading the way by working to secure agreement among provinces and the federal government on a CPP enhancement. If an agreement cannot be reached, Ontario will move forward with a “made in Ontario” solution.

The government will also implement innovative retirement savings models such as pooled registered pension plans (PRPPs) to promote increased retirement savings in the province. Before introducing legislation, it will consult on an Ontario framework for PRPPs to provide employees, particularly those working in small and medium-sized businesses, with a simplified, low-cost retirement savings vehicle.

For Ontarians with self-directed retirement savings, such as registered retirement savings plans (RRSPs), Ontario will work to reduce the cost of investing and provide individuals with the help they need to make informed decisions about financial savings. The government will examine recommendations by the Ontario Securities Commission (OSC), which is looking at the structure of mutual fund fees, and consider tailored regulations for financial advisers and planners.

Recognizing recent funding challenges, the government will also help those with defined benefit (DB) pension plans. It will continue implementing new and revised rules to ensure Ontario’s private-sector DB plans remain financially sound and public-sector DB plans remain affordable and sustainable.

“A significant minority of Canadian households are not on track to maintain their standard of living in retirement. This lack of preparedness does not have a single root cause — some households are unprepared because the public benefits are eroding over time; some are not saving enough (or have not saved enough); and others will be unable to compensate for the steep clawback of universal benefits. The only way to address this multifaceted challenge is with a multifaceted response.”

McKinsey & Company, “Are Canadians Ready for Retirement?”, 2012, p. 20.

The Case for Action

Studies and analyses from pension experts, academics and research institutes indicate today’s workers may not be saving sufficiently for retirement. This is happening for a variety of reasons:

♦
Employment pension coverage is low. Fewer than 35 per cent of workers in Ontario have a workplace-based pension plan. Coverage for workers in the private sector is even lower, with only 28 per cent having the benefit of plan membership. Defined benefit plan coverage in particular is on the decline and, where DB plans exist, many are facing funding challenges in light of historically low interest rates and demographic pressures.

♦
Ontarians who do not have access to workplace pensions must rely on RRSPs and alternative savings vehicles. Most people are not able to put aside enough income in these plans. For some of those who have managed to save, investment returns are still below the long-term averages, and traditional investment vehicles like mutual funds often attract high fees.

These concerns also come at a time when people are living much longer and spending a larger portion of their life in retirement. Increasing lifespans have put pressure on savings to provide lifelong income over a retirement period that can amount to several decades. As a result, longevity risk or “outliving one’s savings” has become a concern for many retirees.

In 1998, reforms ensured that the CPP was secure and sustainable. Now is the time to address the adequacy of the CPP.

Retirement experts suggest that households should aim to replace 50 per cent to 70 per cent of their pre-retirement income in retirement. Research shows an increasing risk of middle-income households being unable to meet this target.

Chart 5.1 shows how different earnings levels during working years affect an individual’s ability to reach this target. Retirement income provided by Old Age Security (OAS) and the Guaranteed Income Supplement (GIS), combined with existing CPP benefits, already provides close to or more than 100 per cent earnings replacement for lower-earning workers. By contrast, those with average career earnings between $40,000 and $75,000 are unable to reach a 70 per cent retirement income target through CPP and OAS, and must rely on alternative sources of income to fill this gap. Alternative sources of retirement income include workplace pension plans, tax-assisted savings vehicles such as RRSPs, home equity and other personal savings.

Those with higher incomes have a greater capacity to save and accumulate wealth. By contrast, middle-income earners have fewer opportunities to save. Most workers are not members of an employment pension plan. Their personal savings are relatively low and RRSPs remain underutilized by many of those with middle incomes. Middle-income earners need more help if they are to maintain a comparable standard of living in their retirement.

Leading the Way in Reforming the Retirement Income System

Ontario, recognizing the retirement savings challenge, has already taken significant steps in reform.

In 2008, the Report of the Expert Commission on Pensions laid out a comprehensive blueprint for pension reform and encouraged a national discussion on improvements to the system. The Report included recommendations to modernize and strengthen pension laws in Ontario through the Pension Benefits Act, which had not been updated in more than 20 years. In response, the legislature passed two pension reform bills and many of the new regulations required to implement their provisions have been approved by the government or are underway.

In 2010, Ontario released a discussion paper on possible approaches to strengthen the retirement income system, including a fully funded CPP enhancement supplemented by pension innovation to expand retirement plan coverage and encourage lower-cost savings options.

In 2012, the government extended the solvency funding relief for private-sector pension plans provided in 2009 for a further three years to help employers manage their pension costs and help make these plans sustainable in the long term. Temporary solvency funding relief was also provided to public-sector DB plans provided they took steps to put their plans on a more sustainable track.

In the 2013 Budget, Ontario indicated that it would continue to take a leadership role in advocating for a fully funded enhancement to CPP and would also move forward to introduce innovative pension models such as PRPPs and a framework for target benefit plans.

While important work has been done, Ontario must strengthen its retirement income system. The government is committed to building on its efforts to date and pursuing a bold new strategy to enhance retirement savings.

A Strategy to Enhance Retirement Savings

A bold new strategy requires collaboration from all sectors — individuals, employers, labour, financial and investment services, and all orders of government — and a range of tools to address a complex and varied problem.

Ontario will continue to take a leadership role through a sustained and balanced approach to implement its strategy to improve Ontario’s retirement income system:

♦
For Ontarians without workplace pension plans: The government will develop innovative pension models to promote increased retirement savings in Ontario. In particular, to help ensure that all Canadians have a reasonable level of income replacement throughout their retirement years, Ontario will:

w	Work to secure agreement among provinces and the federal government on a CPP enhancement. If agreement cannot be reached, Ontario will move forward with an alternative “made in Ontario” solution;

w
Facilitate the use of target benefit plans by clarifying the rules for multi-employer pension plans (MEPPs) that provide target benefits and establishing a framework for single-employer, target benefit plans; and

w	Encourage expanded retirement savings by consulting on a framework before introducing legislation to implement PRPPs, a low-cost, portable retirement savings tool.

♦
For Ontarians with self-directed retirement savings: Ontario will work to improve the efficiency and stability of capital markets to reduce the cost to individuals of investing, and provide the tools to encourage informed decisions about financial savings.

♦
For Ontarians with DB pension plans: Ontario will continue to work with employers and employees to enhance the sustainability of DB pension plans. After taking steps to help plan sponsors manage funding obligations in the face of historically low long-term interest rates, the government continues to make efforts to ensure Ontario’s private-sector DB plans remain financially sound and public-sector DB plans remain affordable and sustainable.

1. For Ontarians without Workplace Pension Plans

Ontario is committed to strengthening retirement income through improvements to existing public pension programs as well as developing new savings options.

An Enhancement to the Canada Pension Plan

The CPP is an efficient and effective mandatory public pension program, with contributions shared equally by employers and employees. Self-employed workers contribute both shares. The CPP provides Canadians with a secure pension that is indexed to inflation and paid for life. It is fully portable across Canada, supporting a modern and mobile labour force.

As a mandatory public pension program, a CPP enhancement would provide a higher level of predictable retirement income for all workers, including the self-employed, and ensure participation by employers in improving retirement savings. Taken together as part of a comprehensive strategy that includes pension innovation, supporting DB plans and changes to help individuals save, a CPP enhancement would make a real difference in improving the retirement income security of today’s workers.

In addition to financial security for beneficiaries, the CPP has an overall positive impact on the economy and allows Canadians to retire with dignity. A stable, predictable income allows retirees to spend at higher rates, and reinvest that income in the economy through the consumption of goods and services.

Federal, provincial and territorial ministers of finance and the Council of the Federation, currently chaired by Premier Kathleen Wynne, have been engaged in ongoing discussions on possible improvements to Canada’s retirement income system.

Ontario will continue to work with the federal government and other provinces to develop an enhancement to the CPP to help improve the adequacy and predictability of earnings replacement for future retirees, particularly for middle-income workers.

A number of objectives will guide Ontario in determining the preferred design of a CPP enhancement. These objectives are intended to focus an enhancement where it is needed most and to strike a balance between the needs of future retirees and the impacts on businesses and the economy.

Enhancement that focuses on today’s workers

A CPP enhancement should be “fully funded” to avoid intergenerational inequity and improve the future retirement incomes of today’s workers.

A fully funded enhancement means that enhanced CPP benefits would accrue to workers as they are paid for through contributions. Any CPP benefit increases would occur gradually over time, based on the contribution that workers and their employers have made.

Moderate the effect on the economy

The magnitude of any CPP enhancement should take into account potential effects on businesses, people and the economy.

A CPP enhancement would increase contributions by businesses and workers. A notice period and an adequate phase-in of higher contributions would moderate the effect on the economy by giving businesses and workers time to adjust. Also, additional contributions collected from an enhancement would be reinvested both domestically and internationally, creating jobs and economic growth.

Over the longer term, higher retirement income would contribute to a greater quality of life for retirees and a more stable, stronger economy.

Improve the retirement incomes of those most at risk

With increasing life expectancies, individuals must accumulate more savings to have sufficient income for what could be a 20- to 30-year period of retirement. A CPP enhancement should be aimed at improving the retirement income of workers who are most at risk of undersaving — middle-income earners.

Retirement income provided by OAS and GIS benefits, combined with existing CPP benefits, already provides close to, or more than, 100 per cent of earnings replacement for lower-income workers.

An enhancement to the CPP should acknowledge the adequate coverage provided by existing benefit programs, and should limit or minimize unnecessary additional contributions from low-wage earners and the businesses that employ them.

Securing an agreement

An enhancement to the CPP is essential in helping to ensure that hardworking Ontarians are able to maintain a similar standard of living in retirement and enjoy their retirement years. This critical initiative requires agreement among seven of the ten provinces, representing two-thirds of the population of the provinces, and a willing federal partner. The government will move forward with a “made in Ontario” solution in the event that federal–provincial–territorial discussions on CPP enhancement are unsuccessful.

Target Benefit Plans

Target benefit pension plans provide a more flexible approach to saving for retirement and are another example of Ontario’s commitment to innovative pension arrangements.

Target benefit plans combine features of DB and defined contribution (DC) plans. While they “target” a specific benefit level funded by fixed contributions, benefits may be reduced to address any funding shortfalls in the pension fund.

“[I]n a context where single-employer plans are becoming increasingly rare, the jointly governed target benefit pension plan (JGTBPP) is, quite frankly, a strategy designed to tempt employers back into offering pensions and to ensure that plan members and retirees are not left with high aspirations but no pension coverage.”

Report of the Expert Commission on Pensions, “A Fine Balance: Safe Pensions, Affordable Plans, Fair Rules,” 2008, p. 176.

With a more predictable cost structure, employers that may not be able to manage the risks of a DB plan would have another option through target benefit plans to offer employees to help save for retirement.

The 2013 Budget announced that Ontario would be moving ahead on regulatory changes related to target benefits in eligible MEPPs and also made a commitment to develop a framework for single-employer, target benefit pension plans.

Ontario will be moving ahead with consultations on a target benefit framework for eligible MEPPs in the winter of 2014.

Pooled Registered Pension Plans

Pooled registered pension plans are a new form of tax-assisted individual retirement savings account. These plans are intended to make it easier to save for retirement by offering employees and self-employed individuals an additional savings vehicle that is low cost (achieved through a simple design and economies of scale), professionally managed and portable from one workplace to another. Pooled registered pension plans are intended to be particularly beneficial for small and medium-sized businesses that may not have the capacity to offer traditional pension plans.

Ontario will engage with interested parties on how PRPPs should be implemented in Ontario in the fall of 2013 before introducing legislation.

2. For Ontarians with Self-Directed Retirement Savings

Investor Education

To help individuals make informed savings and investment choices, the Ontario government will promote financial literacy through organizations such as the Financial Services Commission of Ontario, the OSC and Investor Education Fund (IEF), a non-profit organization established by the OSC.

The IEF website has the most popular financial education material of its kind in Canada. Its consumer-focused content provides unique tools that give Ontario investors the information they need to make better decisions about retirement, education savings, investing, fees and debt repayments.

More Efficient Capital Markets

Canada’s capital markets are regulated by 13 provincial and territorial securities regulators applying 13 sets of securities laws. Ontario has played a leadership role in developing provincial, territorial and federal government support for a common securities regulator that will administer a single set of securities regulations. Ontario, British Columbia and the federal government have agreed in principle to establish a cooperative capital markets regulator (CCMR), in the interest of fostering more efficient and globally competitive capital markets; strengthening the ability to identify and manage systemic risk; providing better protection for investors; and enabling Canada to speak with a single voice to play a more influential role in international regulatory initiatives.

Ontario, together with British Columbia and the federal government, is implementing the CCMR and will encourage broader provincial and territorial participation.

Reducing Costs and Protecting Investors

Ontario is also working to reduce the cost to individuals of investing. The OSC has conducted extensive consultations on the structure of mutual fund fees (including trailer fees) in Canada to determine if there are investor protection or fairness issues and whether any regulatory responses are warranted. The OSC is reviewing the feedback provided in public roundtable and other meetings and comment letters, and is considering the perspectives of investor advocates, the investment industry and other market participants. The government looks forward to the OSC’s recommendations on this issue.

Sound Financial Advice for Ontarians

People need access to informed, professional financial advice to ensure that their investment decisions serve their financial goals. Financial planning is not currently subject to general regulatory oversight or self-regulatory rules. The government will investigate the merits of proceeding with more tailored regulation of financial planners and consider the appropriate regulatory framework for doing so.

Allowing DC Plans to Pay Pensions Directly to Retirees

Currently, individuals retiring from a DC plan must transfer their pension account to a financial institution. Allowing plan administrators to pay retirement income directly to retirees would provide DC plan members with another option. These retirees could benefit from the investment expertise and cost efficiencies associated with leaving their assets in the plan.

The government will develop regulations that would allow DC plans to pay retirement income directly to retirees.

3. For Ontarians with Defined Benefit Pension Plans

Improving Long-Term Sustainability

Ontario has made a number of reforms intended to enhance funding flexibility and mitigate the effects of the 2008 market downturn on DB pension plans. The government plans to implement further funding changes, including limits on contribution holidays and accelerated funding of benefit improvements, to enhance the long-term sustainability of these plans.

Addressing the Issues of Asset Transfers and Split Pensions

Regulatory requirements and various court decisions have made it difficult, expensive and time consuming to transfer pension assets between pension plans as part of a corporate restructuring or government divestment. Individuals affected by such transactions are often left with “split pensions.” A split pension means that a person will collect two pensions at retirement; one earned while working for a former employer and a second earned while working for a new employer. There is a risk that the sum of the two pensions may be less than it would have been if their two pensions had been consolidated into a single pension sponsored by the new employer.

The government has posted draft regulations concerning split pensions and asset transfers that would:

♦	Allow certain plans to enter into agreements to offer eligible individuals an opportunity to consolidate their benefits in the successor plan; and

♦	Facilitate the restructuring of pension plans while protecting benefit security for retirees and plan members.

Feedback will be taken into consideration in the new regulations for asset transfers and split pensions. These are expected to take effect in January 2014.

Ensuring More Sustainable Public-Sector Pension Plans

Many public-sector pension plans, like their private-sector counterparts, are facing sustainability challenges.

The Commission on the Reform of Ontario’s Public Services recommended that the government work with employer and employee sponsors of jointly sponsored pension plans (JSPPs) in the public sector to limit contribution rate increases and address potential future funding shortfalls through reductions in future benefits. It also recommended measures to contain costs and improve the sustainability of public-sector single-employer pension plans (SEPPs).

Jointly Sponsored Pension Plans

Most of Ontario’s largest public-sector plans are JSPPs, in which ongoing contributions and funding shortfalls are the joint responsibility of employers and plan members. The four JSPPs consolidated in the Province’s financial statements are the Healthcare of Ontario Pension Plan, Ontario Public Service Employees Union Pension Plan, Colleges of Applied Arts and Technology Pension Plan, and Ontario Teachers’ Pension Plan.

The 2012 Budget noted that contribution rates for many JSPPs had risen significantly as a result of recent funding challenges. In response, the government consulted on a framework that would freeze contribution rates until the deficit is eliminated.

After extensive engagement, the government reached agreements with the four JSPPs consolidated in the Province’s financial statements to freeze employer contribution rates for a period of five years. These agreements will avoid up to $1.5 billion in employer contributions that might otherwise have been required. Should a new funding shortfall occur during the freeze period (December 31, 2012 to December 30, 2017), the plans would be required to reduce future pension benefits, to a limit, instead of raising contributions to address the shortfall. These negotiated agreements eliminated the need for a legislative framework.

Single-Employer Pension Plans

Since May 2011, the government has provided temporary solvency funding relief to certain public‐sector SEPPs. In exchange for this relief, these SEPPs are expected to negotiate plan changes that would improve sustainability and affordability over the long term.

The government’s temporary solvency funding relief regime for public-sector SEPPs has been successful. Since implemented, 25 plans have been granted relief and have begun to negotiate plan changes — 19 of them in the university sector. The 17 plans that were accepted into the regime as of the 2013 Budget have had their solvency payment requirements reduced by $240 million annually. As the latest eight plans accepted into the regime begin to make use of the relief, the total reduction in solvency payment requirements resulting from the relief regime will increase further.

Almost all university pension plans have negotiated increases in member contribution rates and/or reductions in future benefits. Among these university pension plans, at least 12 are now either at or close to 50/50 cost sharing for ongoing contributions between members and employers.

The 2013 Budget announced the government’s ongoing commitment to support the sustainability and affordability of public-sector SEPPs through:

♦	Continuing the movement to 50/50 cost sharing for ongoing contributions;

♦	Exploring opportunities to support joint sponsorship as the model for pension plan governance and funding in the public sector; and

♦	Developing a framework that would, if specific conditions are met, permit the transfer of assets from SEPPs to JSPPs and allow certain SEPPs to merge with or be converted to JSPPs.

Building on that commitment and the announcement that the government would consider additional tools to advance these priorities, the Province intends to provide additional relief of solvency funding obligations for public-sector SEPPs that have demonstrated movement towards increased affordability and sustainability. As well, the government intends to permit the use of letters of credit by eligible SEPP employer-sponsors that are engaged in discussions with members and retirees to convert to a JSPP once a framework is in place.

Further to the 2013 Budget announcement, the government has established a technical working group with expertise in design, governance and transition issues related to implementing a new pooled asset management entity for public-sector SEPPs. The working group’s advice will assist the government in determining how to move forward with implementation in 2014. This initiative follows up on the 2012 announcement of the government’s intention to introduce an asset pooling framework for public-sector pension plans, the subsequent report by the Province’s Pension Investment Advisor, Bill Morneau, that recommended the government establish a new entity for this purpose, and the Commission’s recommendations to achieve efficiencies for broader public-sector plans.

Making Ontario’s Electricity Sector Pensions More Affordable

Compared to other public-sector pension plans, electricity sector plans generally require lower contributions from employees, while providing generous benefits. As a result, electricity sector employers are responsible for a large share of pension contributions. This imbalance in cost sharing is borne by electricity ratepayers.

There has been incremental movement towards 50/50 cost sharing for ongoing employee contributions negotiated by some companies, such as Hydro One, in the most recent round of collective bargaining.

However, the affordability of these plans cannot be solved by small increases to employee contributions over time. Changes must take place more promptly. The government is committed to seeing changes in cost sharing, governance, and other provisions that will ensure these plans are more affordable.

Modernized Pension Investment Rules

In 2000, Ontario harmonized the investment rules governing Ontario-registered pension plans with the federal framework in place at that time. The Province has adopted amendments made by the federal government since then.

As recommended by the Ontario Expert Commission on Pensions, the government has continued to review the investment rules to ensure that they make sense for Ontario pension plans. Certain limits imposed by the current rules can have an impact on plans’ ability to effectively manage risk and contribute to Ontario’s economy.

Pension plans are prohibited from owning more than 30 per cent of the voting shares of a single corporation. The rule is intended to restrict the ability of pension plans to control the corporations in which they invest, essentially making them “passive” investors.

This limit may, however, create an obstacle to investments in Ontario public infrastructure projects by Ontario’s pension plans, which potentially represent a significant new source of capital to support economic growth and job creation in Ontario.

Another rule limits the percentage of plan assets that can be invested in any one person or entity, or a group of associated entities or corporations, to 10 per cent. It is intended to reduce the risk of concentration and promote diversification of assets. This limit can have the effect, however, of preventing investments in assets that may be suitable for a particular plan’s liabilities. For example, pension plans with long-term liabilities related to inflation-indexed benefits may wish to better manage investment risk by holding more inflation-linked securities.

Proposed Regulatory Changes

To modernize the investment rules, the Ontario government will develop regulatory amendments under the Pension Benefits Act to:

♦
Allow pension plans to further invest in Ontario infrastructure by exempting plans’ investments in certain Ontario public infrastructure projects from the rule limiting ownership in a single corporation to 30 per cent of voting shares; and

♦
Provide plan administrators with greater flexibility to pursue investment strategies that allow a better match with plan liabilities, through an exemption to the limit in the current rule for certain government-issued, inflation-indexed securities (e.g., U.S. Treasury Inflation-Protected Securities).

CHAPTER VI

TAXATION

Highlights

☑	The government is working with the other Members of Provincial Parliament on a non-refundable tax credit to encourage the donation of surplus fresh food to those in need.

☑
The 2013 Budget announced that the three contact centre apprenticeship trades will no longer qualify for the Apprenticeship Training Tax Credit, effective April 1, 2014. To help apprentices hired before the 2013 Budget announcement complete their programs, the government will provide a transitional support program. Employers will also be able to access regional economic development programs and the Youth Employment Fund.

☑
The government will be consulting with municipalities, taxpayers and other northern stakeholders on reforms to the Provincial Land Tax (PLT) and bringing forward solutions in 2014 that address tax fairness in northern Ontario. While the review is underway, PLT rates will be frozen for 2014 at the 2013 rates.

☑	To seek broad input for stakeholders, the government will delay the implementation of the raw leaf tobacco oversight system until January 1, 2015.

☑	Ontario is proposing to improve the fairness of the taxation of dividends through changes to its dividend tax credits so that they have the same value for taxpayers at all income levels.

☑	The government has introduced legislation to provide greater tax relief to smaller private-sector employers by increasing the Employer Health Tax exemption.

Introduction

Overview

A competitive and fair tax system delivers relief to people and provides incentives for business to invest and create jobs in Ontario. The Ontario government has taken important steps in recent years to foster a competitive and fair tax environment for people and business.

For people, the Ontario government has:

♦	introduced the Healthy Homes Renovation Tax Credit to make it easier for seniors to stay safely in their homes for longer;

♦	enhanced sales and property tax credits; and

♦	lowered the Personal Income Tax rate on income in the first bracket from 6.05 to 5.05 per cent.

For business, the Ontario government has:

♦	reduced Ontario’s Corporate Income Tax (CIT) rates and eliminated the Capital Tax;

♦	replaced the Retail Sales Tax with the Harmonized Sales Tax (HST), a more modern value-added tax;

♦	cut high Business Education Tax (BET) rates significantly, resulting in savings of over $200 million per year for Ontario businesses; and

♦	streamlined CIT and sales tax administration, saving businesses over $635 million per year in compliance costs.

In addition, Ontario is paralleling the 2013 federal budget measure to extend the accelerated Capital Cost Allowance for manufacturing and processing machinery and equipment acquired in 2014 or 2015, which will help Ontario manufacturers expand and hire more people.

The government is working with the other Members of Provincial Parliament on a non-refundable tax credit to encourage the donation of surplus fresh food to those in need.

Ontario also proposes changes to the calculation of its dividend tax credits starting in 2014 to improve the fairness of the tax system.

Support for People

Ontario Trillium Benefit

The Ontario Trillium Benefit (OTB) combines the payments of the Ontario Sales Tax Credit, the Ontario Energy and Property Tax Credit, and the Northern Ontario Energy Credit into one monthly payment for low- to moderate-income Ontarians. The 2013 OTB will provide an estimated $2.5 billion in assistance.

After listening to Ontarians, the government made changes to the OTB so that, beginning in 2014, each recipient will have the choice of receiving their benefit in monthly instalments or as a single payment at the end of the benefit period. The OTB monthly payments are delivered from July of one year to June of the next.

Starting in 2014, recipients will be able to indicate whether they want to receive their OTB in a single payment by checking a box on their tax returns. For the 2014 OTB, recipients who do not check the box on their 2013 tax return will receive their monthly payments from July 2014 to June 2015. Those who do check the box will receive a single payment in June 2015.

Providing a single payment at the end of the benefit period ensures that each recipient will receive the same total benefit, whether they choose single or monthly payments. In either case, payments will continue to take into account events during the year, such as the birth of a child, death, or moving out of Ontario, that can affect a recipient’s total benefit.

Fresh Food Donation Tax Credit

Each year, Ontario farmers dispose of or plow back into their fields over 11 million kilograms of fresh food, according to the Ontario Association of Food Banks. The government is working with the other Members of Provincial Parliament on a non-refundable tax credit to encourage the donation of this surplus fresh food to those in need.

Dividend Tax Credits

Individual investors pay Personal Income Tax (PIT) on dividends, which are paid from corporate earnings that have already been taxed. To avoid this “double taxation,” federal and provincial dividend tax credits are intended to compensate individual shareholders for income tax paid by Canadian companies in which they have invested.

The 2013 federal budget announced changes to the tax treatment of dividend income from small companies to reflect lower small business tax rates across the country. Under the tax collection agreement with the federal government, Ontario will automatically parallel these changes. Ontario’s surtax would result in these changes having inequitable impacts on taxpayers with different incomes. The government is proposing to take action to improve fairness for investors before the federal changes take effect.

Higher-income people pay the Ontario surtax applied to their basic income tax. Unlike other PIT rates, the surtax is applied after non-refundable credits (like dividend tax credits) have been deducted from basic income tax. As a result, while these tax credits reduce only the basic tax for non-surtax payers, they reduce both the basic tax and the surtax for higher-income people. Thus, Ontario’s dividend tax credits provide a greater benefit for people with higher incomes — up to 56 per cent more — than for non-surtax payers.

For example, a senior with moderate income who receives $1,000 in dividends from a large Canadian company receives an Ontario dividend tax credit of about $88, while a higher-income investor benefits by about $138.

To improve fairness for investors, the government proposes to change the calculation of the Ontario surtax with respect to dividend tax credits. With these proposed changes, Ontario’s dividend tax credits would have the same value for all taxpayers, regardless of their incomes. The government will continue to review the tax system to see whether other changes can be made to enhance fairness.

These changes would take effect January 1, 2014. About 925,000 people with generally low to moderate incomes would pay on average $145 less Ontario PIT, and 110,000 higher-income people would pay on average $1,180 more. These changes would provide net savings to investors of about $4 million per year.

Details of Proposed Dividend Tax Credit Changes

Ontario’s dividend tax credit rates have been set to provide recognition for the tax paid at the corporate level when determining the tax payable by the individual investor. These rates also take into account the Ontario surtax on higher-income people. Because the surtax is calculated as a percentage of basic Ontario tax after dividend tax credits have been deducted, the tax credits reduce both the basic amount of tax and the surtax.

Dividend tax credits have two rates to recognize the different Corporate Income Tax (CIT) rates that apply to corporate income:

●    Canadian-controlled private corporations pay a lower Ontario CIT rate (4.5 per cent) on the first $500,000 of active business income. Dividends paid from this income (“non-eligible dividends”) qualify for a lower dividend tax credit rate to reflect the lower CIT rate; and

●    Other dividends that are paid from income taxed at the 10 or 11.5 per cent Ontario CIT rates (“eligible dividends”) qualify for a higher dividend tax credit.

Non-eligible dividends: Dividends paid from income taxed at the small business rate (4.5 per cent in Ontario) qualify for a 4.5 per cent dividend tax credit. Surtax payers receive up to 56 per cent more tax relief — for a total of about 7 per cent, which is more than the CIT notionally paid. Because Ontario’s dividend tax credits are calculated as percentages of the federal credits, the federal government’s changes would have the unintended effect of reducing Ontario’s 4.5 per cent tax credit rate to 3.7 per cent if Ontario were to make no change.

Eligible dividends: Dividends paid from other corporate income taxed at higher CIT rates (10 or 11.5 per cent in Ontario) qualify for a 6.4 per cent dividend tax credit. Surtax payers receive a total benefit of up to 10 per cent because of the interaction of the credit with the surtax. However, non-surtax payers, who receive a tax credit of only 6.4 per cent, are undercompensated.

To improve fairness for investors, the government proposes to:

Effective Ontario Dividend Tax Credit Rates
Dividends from:	Taxpayers	2013	2014 (proposed)
Small Business Income	Non-surtax	4.5%	4.5%
	Surtax	7.0%
Other Corporate Income	Non-surtax	6.4%	10%
	Surtax	10%

●  Calculate the Ontario surtax before deducting dividend tax credits from Ontario tax;
●  Reset the tax credit rate for non-eligible dividends to the 2013 rate of 4.5 per cent; and
●  Increase the tax credit rate for eligible dividends from 6.4 per cent to 10 per cent.

Support for Business

Accelerated Capital Cost Allowance for Manufacturing and Processing Machinery and Equipment

To increase the incentive for manufacturers in Ontario to invest, the Province is paralleling the 2013 federal budget measure to extend the accelerated Capital Cost Allowance for manufacturing and processing machinery and equipment acquired in 2014 or 2015. This measure will provide about $265 million of support for manufacturing businesses over three years, beginning in 2013–14.

Business Support Programs Review

In the 2013 Budget, the Province announced it would establish a Technical Panel to review and evaluate Ontario’s business support programs according to established criteria, including those recommended by the Jobs and Prosperity Council: innovation, productivity and increasing exports. All forms of business support will be considered. Business supports include tax credits, grants and other direct support programs. The final report is expected to be provided to the Province in time to inform the 2014 Budget.

A Fair and Efficient Tax System

Building on the changes to the dividend tax credits to make the Ontario tax system fairer, the government will review whether the interaction of the surtax with other Personal Income Tax credits results in inequitable treatment of taxpayers. Any decisions on the treatment of the surtax will be made in the context of creating a fairer tax system.

As outlined in Chapter I, Section A, the government will study various approaches, including those taken in other jurisdictions, to encourage higher levels of business investment in new equipment, research and development, and training.

On October 28, 2013, the Institute for Competitiveness and Prosperity released a Working Paper entitled “Taxing for Growth: A Close Look at Tax Policy in Ontario.” The paper calls for an effective, equitable and efficient tax system in Ontario, and points out numerous potential changes to achieve these goals. Recommendations include reviewing targeted personal tax incentives and the efficiency of the corporate tax system. These recommendations and others will be studied by the government to ensure that Ontario’s tax system is progressive, fair, and designed to encourage jobs and growth.

Property Tax

Provincial Land Tax Reform

Provincial Land Tax (PLT) is a property tax that applies in unincorporated areas outside municipal boundaries.

The Province is responsible for setting PLT rates, which have not been adjusted in several decades. As a result, PLT rates are currently significantly lower than municipal property tax rates in neighbouring municipalities.

For example, homeowners in northern municipalities pay on average about $2,200 in municipal property taxes each year, whereas residential PLT taxes in bordering communities average less than $150. In fact, PLT taxes are less than $325 for 90 per cent of residential properties. Even when other local levies are taken into consideration, property tax rates in the unincorporated areas are much lower than in municipalities.

While a portion of this tax difference may arise from differences in available services, northern municipalities have expressed serious concerns with the inequity they have identified between taxpayers within their boundaries and those outside. Municipalities have also suggested that very low PLT rates have encouraged development in unincorporated areas just beyond their boundaries, while these developments continue to rely on services in the municipality.

The Province is committed to addressing the concerns of northern municipalities in a fair and balanced manner. The government will be consulting with municipalities, taxpayers and other northern stakeholders on reforms to the PLT and bringing forward solutions in 2014 that address tax fairness in the north. While the review is underway, PLT rates will be frozen for 2014 at the 2013 rates.

Education Property Tax

As part of efforts to protect the Province’s revenue base, the government will explore options to avoid further erosion of the support education property taxes provide to Ontario’s elementary and secondary schools.

As noted by the Commission on the Reform of Ontario’s Public Services, the Province’s education property tax rate policies have resulted in a significant decline in the share of funding for elementary and secondary schools in Ontario that is supported by education property taxes.

The Commission determined that since the Province first assumed responsibility for education tax rates in 1998, the share of education funding that is supported by education property taxes had decreased from 44 per cent to 30 per cent in 2010–11. It is worth noting that subsequent to the Commission’s report, the share has continued to decrease to 28 per cent in 2012–13.

To date, the Province has increased transfers to school boards by $3.8 billion to offset the decline in property tax support for education.

Residential Education Tax

According to the Commission on the Reform of Ontario’s Public Services, the decline in the share of education funding that is supported by education property taxes is primarily the result of the Province’s tax rate policies. Since 1998, the Province has reduced education tax rates to fully offset reassessment increases. In fact, the residential education tax rate has been cut in half since 1998.

As recommended by the Commission, the Province will review its residential education tax rate policies in order to explore options to avoid further erosion of property tax support for Ontario’s elementary and secondary schools.

It is also important to note that the Province provides a total of over $1 billion per year in municipal and education property tax relief to low- to moderate-income people. This tax relief represents a significant portion of the total $2.9 billion in residential education tax revenue raised each year.

Business Education Tax

The Commission on the Reform of Ontario’s Public Services also raised concerns related to economic distortions caused by the wide range of Business Education Tax (BET) rates across the province. This variance in BET rates reflects historical assessment and tax inequities that existed before the Province assumed responsibility for the rates. To address these inequities and distortions, the Commission recommended moving towards a policy of a single province-wide BET rate for all regions of the province.

Since 2007, the Province has made significant progress in addressing BET rate inequities by lowering high rates towards a BET target rate that was set well below the average BET rate. However, the Province has not adjusted low rates upwards towards the BET target rate.

In recognition of the importance of continuing to narrow the variance in BET rates, the Province will review the Commission’s recommendation to move towards a single uniform BET rate.

Other Measures

Employer Health Tax Exemption

As proposed in the 2013 Budget, to support small business, the Employer Health Tax (EHT) exemption for private-sector employers would be increased from $400,000 to $450,000 of annual Ontario payroll. This change would be effective January 1, 2014, and would increase the tax relief the exemption provides by up to $975 per employer with annual Ontario payroll of $5 million or less.

With this change, over 60,000 smaller employers would pay less EHT, including more than 12,000 that would no longer pay this tax and would save on the cost of filing an EHT return. In 2014, an estimated 88 per cent of Ontario private-sector employers would not pay EHT.

The exemption would be adjusted for inflation every five years using the Ontario Consumer Price Index.

To better target this exemption to smaller employers, it would be eliminated for employers (including groups of associated employers) with annual Ontario payrolls over $5 million. This would increase EHT paid by up to $7,800 per year for over 5,000 larger employers. Registered charities, including those with Ontario payrolls over $5 million, would continue to claim the exemption.

When these changes are combined, the cost of the additional EHT relief provided to smaller employers would be largely offset by additional EHT paid by larger employers.

The government has introduced legislation through Bill 105, Supporting Small Businesses Act, 2013, to implement these changes. To implement these changes by January 1, 2014, the legislation would need to be approved by the end of 2013.

Apprenticeship Training Tax Credit

The Apprenticeship Training Tax Credit (ATTC) provides businesses with a 35 to 45 per cent refundable tax credit on the salaries and wages paid to eligible apprentices in designated construction, industrial, motive power and service trades. The ATTC, together with other provincial apprenticeship programs, supports the availability of skilled workers by encouraging businesses to hire and train apprentices in the skilled trades.

To better target the ATTC and help improve completion rates among ATTC-eligible trades, the 2013 Budget announced that three contact centre apprenticeship trades will no longer qualify under the ATTC beginning on April 1, 2014.

After March 31, 2014, employers of apprentices registered in these three trades will continue to be able to apply for other apprenticeship incentives such as the $1,000 bonus for each apprentice upon completion of the apprenticeship. In addition, contact centre employers will be able to apply for regional economic development programs and the Youth Employment Fund, which was launched in September 2013.

The government will provide qualifying employers with some transitional support. Transitional support will be available for employers who hired eligible apprentices in the three affected trades before May 3, 2013, and will last for up to 24 months from the date the apprentices were hired. This funding will help these apprentices complete their training.

This support will be provided through a grant program. Further details will be announced by the Ministry of Training, Colleges and Universities.

Revenue Integrity Measures

The government is committed to ensuring that all taxpayers pay their fair share of taxes. In this regard, the government is implementing a number of initiatives to address the underground economy and corporate tax avoidance. Specifically, working with the federal government, Ontario is supporting enhanced compliance activities that could generate more than $700 million in tax revenues over the next four years. Furthermore, in the administration of its own tax statutes, Ontario is conducting enhanced audits of accounts in high-risk areas and is on track to realize $65 million in tax revenues in 2013–14. The government also plans to introduce additional underground economy measures that will promote awareness and sharing of information among jurisdictions, and strengthen overall enforcement activities.

“[T]he Province also needs to look to enhanced administration and enforcement activities as a way to improve the integrity of the tax system…. Ontario businesses that employ aggressive tax planning as their competitive advantage must be challenged…. Addressing the underground economy creates a level playing field for taxpayers and businesses.”

Commission on the Reform of Ontario’s Public Services, “Public Services for Ontarians: A Path to Sustainability and Excellence,” 2012, pp. 411–12.

Ontario’s Tobacco Strategy

In the 2013 Budget, the government reaffirmed its commitment to the Smoke-Free Ontario Strategy aimed at protecting the health of Ontarians from tobacco use. Ontario is determined to have the lowest smoking rates in Canada and to reduce the supply of low-cost, illegal tobacco available to young people.

Building stronger partnerships with First Nation communities on issues related to tobacco remains a priority for the government. Good progress has been made on pilot projects commenced last year with the Chippewas of the Thames First Nation and the Mohawk Council of Akwesasne. These discussions have focused on research and analysis that will help Ontario and the pilot First Nation communities identify appropriate community-based regulatory approaches for tobacco on reserve. This opportunity may be expanded to other First Nation communities.

The government is commencing a formal review of the current system of allocating unmarked cigarettes. Bill 186, Supporting Smoke-Free Ontario by Reducing Contraband Tobacco Act, 2011, amended the Tobacco Tax Act to permit the government to enter into arrangements and agreements with Band Councils with respect to tobacco on-reserve. First Nation communities will be engaged with a view to modernizing the current allocation system, which has its limitations.

Given the impact on the tobacco industry and the need to seek broad input from various stakeholders, the government has decided to delay the implementation of the raw leaf tobacco oversight system until January 1, 2015.

The government also recognizes the need to address the problem of illegal tobacco through a balanced approach of enforcement and partnership. In this regard, the government will continue to work with law enforcement agencies to seize illegal products and to prosecute those who violate the law. New enforcement measures will continue to be explored.

CHAPTER VII

BORROWING AND
DEBT MANAGEMENT

Highlights

☑
The total long-term public borrowing requirement over the 2013–16 period has been reduced by $0.5 billion compared to the 2013 Budget, primarily due to the lower deficit recorded in the 2012–2013 Public Accounts of Ontario.

☑	The forecast for long-term public borrowing for 2013–14 remains at $33.4 billion, as forecast in the 2013 Budget.

☑	The interest on debt (IOD) expense for 2013–14, forecast at $10,605 million, remains the same as in the 2013 Budget.

☑
Net debt and accumulated deficit are forecast to be $0.7 billion and $1.1 billion respectively lower than projected in the 2013 Budget, primarily due to the lower deficit recorded in the 2012–2013 Public Accounts of Ontario.

☑
Net debt is projected to be $272.1 billion as at March 31, 2014. Accumulated deficit is projected to be $178.9 billion as at March 31, 2014. The difference of $93.2 billion between net debt and accumulated deficit is due to net investments in capital assets.

☑	The government will maintain a rigorous approach to control program spending to reduce Ontario’s net debt-to-GDP ratio to its pre-recession level of 27 per cent.

☑	The government would make Ontario the first province in Canada to offer green bonds.

Long-Term Public Borrowing

The forecast long-term public borrowing requirement for 2013–14 remains at $33.4 billion, as forecast in the 2013 Budget. As at October 23, 2013, $21.9 billion, or 65 per cent, of this year’s long-term public borrowing requirement was completed. This figure includes Ontario Savings Bond sales of $0.4 billion.

The weighted-average term to maturity of long-term provincial debt issued so far in 2013–14 is 13.8 years, compared to 12.4 years for 2012–13 and 13.0 years for 2011–12. The term of debt may be extended or shortened depending on the future direction of interest rates and the term preference of investors. The interest on debt (IOD) expense for 2013–14, forecast at $10,605 million, remains the same as in the 2013 Budget.

Ontario has issued $17.5 billion in long-term debt in the Canadian dollar market so far this year, representing 80 per cent of total borrowing to date. The Province expects to end the year with at least 70 per cent of its borrowing in the Canadian market, as set out in the 2013 Budget.

Canadian dollar borrowing has been completed through:

♦	syndicated issues;

♦	floating rate notes;

♦	medium-term notes; and

♦	Ontario Savings Bonds.

The U.S. dollar market has remained an important source of funding for Ontario this year. About $4.4 billion, or 20 per cent, of borrowing has been completed through global bonds in U.S. dollars.

TABLE 7.1 2013–14 Borrowing Plan ($ Billions)
	Budget Plan	Current Outlook	In-Year Change
Deficit	11.7	11.7	–
Investment in Capital Assets	11.1	11.2	0.1
Non-Cash Adjustments	(3.9)	(3.9)	–
Net Loans/Investments	1.6	1.6	–
Debt Maturities	23.7	23.6	(0.1)
Debt Redemptions	0.3	0.3	–
Total Funding Requirement	44.5	44.5	–
Decrease/(Increase) in Short-Term Borrowing	(1.5)	(1.5)	–
Increase/(Decrease) in Cash, Cash Equivalents and Temporary Investments	(5.8)	(5.8)	–
Maturity of Debt Buybacks	(3.7)	(3.7)	–
Total Long-Term Public Borrowing Requirement	33.4	33.4	–
Note: Numbers may not add due to rounding.

Long-term public borrowing in 2013–14 will remain at $33.4 billion as forecast in the 2013 Budget.

Over the summer and early fall, long-term interest rates rose above those forecast in the 2013 Budget. If interest rates resume their rise during the remainder of 2013–14, there could be potential upward pressure on IOD costs depending on the term of debt issued.

The credit ratings of debt issued in the capital markets affect the cost of borrowing. The government will maintain a rigorous approach to control program spending to reduce Ontario’s net debt-to-GDP ratio to its pre-recession level of 27 per cent. This will help keep IOD at a manageable level and protect future generations from rising interest costs, which could otherwise crowd out spending on government priorities.

To finance further investment in transit, the government would make Ontario the first province in Canada to offer green bonds to finance transit projects. Green bonds, pioneered by the World Bank in 2008, are a tool to raise capital for projects with specific environmental benefits. Green bonds would be issued by Ontario for green transit initiatives, and other environmentally friendly infrastructure projects, to capitalize on the Province’s ability to raise low-cost funds.

TABLE 7.2 Medium-Term Borrowing Outlook ($ Billions)
	2013–14	2014–15	2015–16
Deficit	11.7	10.1	7.2
Investment in Capital Assets	11.2	10.4	10.4
Non-Cash Adjustments	(3.9)	(3.1)	(3.0)
Net Loans/Investments	1.6	0.4	1.8
Debt Maturities	23.6	21.7	20.4
Debt Redemptions	0.3	0.3	0.3
Total Funding Requirement	44.5	39.8	37.1
Decrease/(Increase) in Short-Term Borrowing	(1.5)	(1.5)	–
Increase/(Decrease) in Cash and Cash Equivalents	(5.8)	(1.3)	–
Maturity of Debt Buybacks	(3.7)	–	–
Total Long-Term Public Borrowing	33.4	37.0	37.1
Note: Numbers may not add due to rounding.

The total long-term public borrowing requirement over the 2013–16 period has been reduced by $0.5 billion compared to the 2013 Budget primarily due to the lower deficit recorded in the 2012–2013 Public Accounts of Ontario.

Debt

Total debt, which represents all borrowing without offsetting financial assets, is projected to be $291.9 billion as at March 31, 2014, compared to $281.1 billion as at March 31, 2013.

Ontario’s net debt is the difference between total liabilities and total financial assets. It is projected to be $272.1 billion as at March 31, 2014, $0.7 billion lower than forecast in the 2013 Budget. Net debt was $252.1 billion as at March 31, 2013.

Accumulated deficit is projected to be $178.9 billion as at March 31, 2014, compared to $179.9 billion forecast in the 2013 Budget. The projected difference of $93.2 billion between net debt and accumulated deficit is due to net investments in capital assets.

Residual Stranded Debt Update

The 2013 annual financial statements of the Ontario Electricity Financial Corporation (OEFC) showed revenue over expense of $1.0 billion, reducing the OEFC’s unfunded liability (or “stranded debt of the electricity sector”) from $12.3 billion as at March 31, 2012, to $11.3 billion as at March 31, 2013.

In accordance with Ontario Regulation 89/12, the Minister of Finance has determined the residual stranded debt to be $3.9 billion as at March 31, 2013. This is a decrease of $0.6 billion compared to residual stranded debt of $4.5 billion as at March 31, 2012, and a decrease of $8.0 billion from an estimated peak of residual stranded debt of $11.9 billion as at March 31, 2004.

The residual stranded debt determination as at March 31, 2013, is based on a stranded debt amount of $11.3 billion, reduced by the estimated present value of future dedicated revenues to OEFC of $7.4 billion. This results in the calculated $3.9 billion of residual stranded debt as at March 31, 2013.

The Electricity Act, 1998, provides for the Debt Retirement Charge (DRC) to be paid by consumers until the residual stranded debt is retired. The estimate for when the residual stranded debt will likely be retired is between 2015 and 2018. The estimated timing for residual stranded debt retirement and the end of the DRC is provided as a range to reflect the uncertainty in forecasting future OEFC results and dedicated revenues to OEFC, which depend on the financial performance of Ontario Power Generation, Hydro One and municipal electrical utilities, as well as other factors such as interest rates and electricity consumption.

Total Debt Composition

Total debt is composed of bonds issued in the public capital markets, non-public debt, treasury bills and U.S. commercial paper.

Ontario total debt was $288.1 billion as at September 30, 2013. Public debt totals $274.8 billion, primarily consisting of bonds issued in the long-term markets in Canadian dollars and internationally in U.S. dollars and nine other currencies. The Province also has $13.3 billion outstanding in non-public debt issued in Canadian dollars. Non-public debt primarily consists of debt instruments issued to the Canada Pension Plan. This debt is not marketable and cannot be traded.

Debt-to-GDP Ratios

The Province’s debt-to-GDP ratios are expected to increase due to the projected deficits and investments in capital. The ratios will stabilize and begin to decline as the deficit is eliminated.

The net debt-to-GDP ratio is expected to peak in 2015–16 at 40.5 per cent, compared to the forecast peak of 40.4 per cent in the 2013 Budget. This small increase can be attributed to lower-than-forecast nominal GDP growth.

Cost of Debt

The effective interest rate (on a weighted-average basis) on total debt was 4.0 per cent as at September 30, 2013, compared to 4.1 per cent as at March 31, 2013. This drop occurred because the debt issued in the first half of this fiscal year had lower interest rates than that of maturing debt, even though long-term interest rates have risen above those forecast in 2013 Budget. The rate of decline in the Province’s effective interest rate has slowed, however, and if long-term interest rates continue to rise, this trend will reverse and the effective interest rates on total debt will begin to rise.

Risk Exposure

The Province limits itself to a maximum net interest rate resetting exposure of 35 per cent of debt issued for Provincial purposes and a maximum foreign exchange exposure of five per cent of debt issued for Provincial purposes. As at September 30, 2013, the net interest rate resetting exposure was 8.9 per cent and foreign exchange exposure was 0.4 per cent.

CHAPTER VIII

PRE-BUDGET
CONSULTATIONS

How to Participate in the 2014 Pre-Budget Consultations

Last year, the government had its most successful consultations to date.

This year, once again the Minister of Finance will be hosting pre-budget consultations with individuals and organizations as part of the Ontario government’s ongoing dialogue with the citizens of Ontario.

Through the use of modern technology, including virtual town halls, the Minister of Finance will continue to reach a broader audience in communities throughout the province.

A series of online consultations will provide a new interactive forum for participants to provide input. In particular, the Minister of Finance wants to hear Ontarians’ views regarding what more the government can do to create jobs and grow the economy, while eliminating the deficit.

Below is information on how you can share your views and ideas for the upcoming 2014 Budget.

Online Submissions

Individuals can also submit ideas for the 2014 Budget by completing a form on the Ministry of Finance website at www.fin.gov.on.ca. Click on the “Pre-Budget Consultations” item in the Ontario’s Fiscal Cycle menu.

Written Submissions

Individuals and organizations can mail, email or fax submissions directly to the Minister of Finance.

Mailing Address

The Honourable Charles Sousa
Minister of Finance
c/o Budget Secretariat
Frost Building North, 3rd Floor
95 Grosvenor Street
Toronto, ON  M7A 1Z1

Email Address

submissions@ontario.ca

Fax

416-325-0969

Chart Descriptions

Chart 1.1: Ontario Job Recovery Ahead of Key Competitors

Bar chart shows the per cent change in Ontario’s employment since June 2009 compared to Great Lake States, the OECD average, the U.S. average and the rest of Canada.

Ontario’s employment has increased by 7.4 per cent since June 2009.

Illinois and Ohio were down 0.2 per cent, New York was up 0.6 per cent, Wisconsin was up 0.7 per cent, Indiana was up 1.2 per cent, Pennsylvania was up 1.9 per cent, Michigan was up 2.6 per cent, Minnesota was up 4.1 per cent, the OECD average was up 3.1 per cent, the U.S. average was up 4.4 per cent and the rest of Canada was up 5.3 per cent.

Return to Chart 1.1

Chart 1.2: Poverty Reduction Strategy Helps Lower Child Poverty

This bar chart shows that the government's Poverty Reduction Strategy is helping to lower child poverty. For 2011, the poverty rate for children was 22.2 per cent before taxes and transfers. After accounting for the impact of taxes and transfers, the poverty rate for 2011 declined to 15.9 per cent. The impact of the poverty reduction strategy was to further lower the child poverty rate to 13.6 per cent.

Return to Chart 1.2

Chart 1.3: Canadian Corporate Cash Balances Above Long-Term Average

The line chart shows Canadian non-financial corporate cash balances as a per cent of total assets between the first quarter of 1988 and the second quarter of 2013. It has risen from just below 4 per cent to a peak of 7.7 per cent in the fourth quarter of 2011. It has since declined to 7.3 per cent, but remains well above its long-term average of 5.3 per cent.

Return to Chart 1.3

Chart 1.4: Ontario Business Investment Lags Canada and the United States

The line chart shows plant and equipment investment as a per cent of GDP for Ontario, Canada and the United States over the 2007 to 2012 period. Ontario plant and equipment as a share of GDP remains below that of Canada and the United States over the entire period. Ontario’s plant and equipment share of GDP was 9.5 per cent in 2007, rising to 9.7 per cent in 2008. It trended down over the next two years, falling to a low of 8.3 per cent in 2010. The share has risen since, hitting 8.9 per cent in 2012. From a high of 13.3 per cent in 2007, U.S. plant and equipment as a share of GDP has trended lower, falling to 11.1 per cent in 2010. The U.S. share has rebounded since, hitting 12.1 per cent in 2012. Canadian plant and equipment as a share of GDP was 12.6 per cent in 2007, rising to 12.9 per cent in 2008. It fell to a low of 11.2 per cent in 2010, but trended higher over the next three years, reaching 12.8 per cent in 2012, above both the U.S. and Ontario shares that year.

Return to Chart 1.4

Chart 1.5: Ontario Business R&D Spending Below the U.S.

Ontario businesses continue to underinvest in productivity-enhancing activities such as research and development (R&D). Business R&D as a percentage of GDP in Ontario has continuously lagged behind the United States. Between 2001 and 2011, Ontario’s business R&D as a percentage of GDP declined from 1.7 per cent to 1.2 per cent, while the United States remained at 1.9 per cent.

Return to Chart 1.5

Strengthening Ontario’s Sectors

Aerospace
Key Fact: 2nd largest aerospace sector in Canada.
Key Initiatives: Partnering with industry and academia to help build a leading aerospace cluster around Downsview Park in Toronto.

Agri-Food
Key Fact: 6th largest in food and beverage processing in North America.
Key Initiatives: Supporting farmers through funding for business risk management and innovation programs while partnering with manufacturers, like Dr. Oetker, to add value to Ontario-grown food.

Auto
Key Fact: A top sub-national NAFTA jurisdiction in vehicle assembly.
Key Initiatives: Working with major auto companies to support assembly facilities that will anchor the automotive cluster in Ontario, including recent support for Ford Motor Company in Oakville.

Chemistry
Key Fact: Sarnia-Lambton is Canada’s largest chemistry cluster.
Key Initiatives: Supporting the production of innovative and new products including basic organic and inorganic chemicals, synthetic resins and fertilizers.

Clean Tech
Key Fact: Ontario’s clean tech sector has 10,100 jobs and 200 firms.
Key Initiatives: Working with industry on research and development and manufacturing of bio-based technologies, processes and products. Also, Ontario’s Water Sector Strategy will help to strengthen the water sector and help innovative firms compete in global markets and provide solutions to global water challenges.

Financial Services
Key Fact: Toronto is 2nd largest by employment in North America.
Key Initiatives: Working with industry and other levels of government to implement a financial services sector growth and competitiveness strategy. Ontario, British Columbia and the federal government have signed an agreement in principle to establish a cooperative capital markets regulator (CCMR) and have commenced work on implementation of the new system.

Forestry
Key Fact: In 2012, forest products exports were valued at $3.5B.
Key Initiatives: Supporting the transformation of the forest sector towards production of higher value-added products to preserve and create jobs through existing funding programs and reforms to the tenure and pricing system for Crown forest resources.

ICT
Key Fact: 3rd in ICT in North America.
Key Initiatives: Supporting Ericsson to expand its R&D centre in Ottawa and working with Communitech to support entrepreneurial activity in Kitchener-Waterloo.

Life Sciences
Key Fact: 2nd in life sciences in North America.
Key Initiatives: Fostering health care advancements and their commercialization by establishing the Ontario Health Innovation Council with private and public partners as well as funding research in genomics and personalized medicine in partnership with the Ontario Genomics Institute.

Mining
Key Fact: Top 10 world producer of nickel and platinum metals.
Key Initiatives: Providing incentives and special deductions through the mining tax system to encourage investment.

Entertainment and Creative Cluster
Key Fact: Largest in Canada and 3rd largest in North America.
Key Initiatives: Growing Ontario’s music production and distribution through the new Ontario Music Fund and providing support to the film industry to ensure that Ontario remains a top location for film production.

Return to Strengthening Ontario’s Sectors

Chart 1.6: Ontario’s 2013 Budget Plan to Eliminate the Deficit

Bar chart shows Ontario’s 2013 Budget Plan to eliminate the deficit. In the 2009 Ontario Economic Outlook and Fiscal Review, Ontario projected a $24.7 billion deficit for 2009–10. The actual result for 2009–10 was a deficit of $19.3 billion. The 2010 Budget projected deficits of $19.7 billion for 2010–11, $17.3 billion for 2011–12, $15.9 billion for 2012–13 and $13.3 billion for 2013–14. The actual result for 2010–11 was a deficit of $14.0 billion. The actual result for 2011–12 was a deficit of $13.0 billion. The actual result for 2012–13 was a deficit of $9.2 billion.

For the medium-term and extended outlook, the 2013 Budget projected a deficit of $11.7 billion for 2013–14, a deficit of $10.1 billion for 2014–15, a deficit of $7.2 billion for 2015–16, a deficit of $3.5 billion for 2016–17 and a surplus of $0.5 billion for 2017–18.

Return to Chart 1.6

Chart 1.7: Year-Over-Year Program Expense Changes

Bar chart shows that the annual growth rate in program expense was 12.0 per cent in 2009–10, 4.5 per cent in 2010–11, 0.9 per cent in 2011–12 and –0.4 per cent in 2012–13.

Return to Chart 1.7

Chart 1.8: Ontario Wage Settlements

Average wage settlements for the Ontario public sector were 0.3 per cent — lower than the settlements for the private sector, which were 2.0 per cent, the municipal sector, which were 2.0 per cent, and the federal public sector in Ontario, which were 1.7 per cent.

Return to Chart 1.8

Chart 1.9: Ontario Public Service Staffing Levels

Bar chart shows that the number of Full Time Equivalent Staff (FTEs) was 68,645 in October 2008, the 2009 Budget Target for March 2012 (which was achieved), was 65,245, and the 2011 Budget Target to be achieved by March 2014 is 63,745. The chart notes that the 2009 Budget Target was a reduction of 3,400 FTEs and that 2011 Budget Target was a further reduction of 1,500 FTEs.

Return to Chart 1.9

Chart 2.1: Ontario Real GDP since 2008–09 Recession

Line chart shows the level of Ontario real GDP between the first quarter of 2008 and the second quarter of 2013. Ontario real GDP reached its pre-recession peak of $601.6 billion in the second quarter of 2008 and declined to its recessionary trough of $570.6 billion in the second quarter of 2009. As of the second quarter of 2013, real GDP has risen to $621.4 billion.

Return to Chart 2.1

Chart 2.2: Employment Gains Concentrated in Full-Time, Private-Sector, Above-Average Wage Jobs

Bar chart shows Ontario employment gains since June 2009. Total employment increased by 476,000 since June 2009. Full-time employment increased by 453,000, while part-time employment increased by 23,000. Private-sector employment increased by 342,000, while public-sector employment increased by 71,000 and self-employment rose by 63,000. Employment in above-average wage industries increased by 306,000, while employment in below-average industries increased by 169,000.

Return to Chart 2.2

Chart 2.3: Ontario Job Recovery Ahead of U.S. and OECD Average

Line chart compares the percentage change in employment relative to its pre-recession peak in Ontario, the average for the member countries of the Organisation for Economic Co-operation and Development (OECD) and the United States between the first quarter of 2008 and the third quarter of 2013.

As of the third quarter of 2013, employment in Ontario has recovered to well above its pre-recession peak while the United States is below its pre-recession peak. As of the second quarter of 2013, the OECD is slightly higher than its pre-recession peak.

Return to Chart 2.3

Chart 2.4: Global Economic Growth to Improve

Bar chart shows real GDP growth for the global economy, advanced economies and emerging and developing economies from 2010 to 2014.

Real GDP growth for the global economy was 5.2 per cent in 2010, 3.9 per cent in 2011 and 3.2 per cent in 2012. According to the International Monetary Fund (IMF), growth is projected to be 2.9 per cent in 2013 and 3.6 per cent in 2014.

Real GDP growth for advanced economies was 3.0 per cent in 2010, 1.7 per cent in 2011 and 1.5 per cent in 2012. According to the IMF, growth is projected to be 1.2 per cent in 2013 and 2.0 per cent in 2014.

Real GDP growth for emerging and developing economies was 7.5 per cent in 2010, 6.2 per cent in 2011 and 4.9 per cent in 2012. According to the IMF, growth is projected to be 4.5 per cent in 2013 and 5.1 per cent in 2014.

Return to Chart 2.4

Chart 2.5: Strengthening U.S. Recovery

Bar chart shows U.S. real GDP growth from 2009 to 2016. U.S. real GDP declined 2.8 per cent in 2009 and grew by 2.5 per cent in 2010, 1.8 per cent in 2011 and 2.8 per cent in 2012. According to Blue Chip Economic Indicators, U.S. real GDP is projected to grow by 1.6 per cent in 2013, 2.6 per cent in 2014, 2.9 per cent in 2015 and 2.8 per cent in 2016.

Return to Chart 2.5

Chart 2.6: Oil Prices to Remain High

Line chart shows the price of WTI crude oil from 2000 to 2016. The price of West Texas Intermediate (WTI) crude oil rose from $30 US per barrel in 2000 to $94 US per barrel in 2012. Oil prices are expected to average $99 US per barrel in 2013. The Ontario Ministry of Finance projects oil prices will fall to $98 US per barrel in 2014 and then average $96 US per barrel in 2015 and 2016.

Return to Chart 2.6

Chart 2.7: Canadian Dollar to Remain Close to Parity

Line chart showing the Canadian exchange rate from 1990 to 2016 and the low and high private-sector projections for 2013 to 2016. The Canadian dollar fell from 87 cents US in 1991 to a low of 64 cents US in 2002. It trended up over the 2003 to 2012 period and was 100 cents US in 2012. The Ministry of Finance projects the Canadian dollar will remain just below parity through 2016, with private-sector projections ranging from a high of 103 cents US to a low of 93 cents US in 2016.

Return to Chart 2.7

Chart 2.8: Interest Rates to Rise Gradually

Line chart showing the 10-year Government of Canada bond yield and the three-month Government of Canada treasury bill rate from 1990 to 2016. The 10-year Government of Canada bond yield has declined from over 10 per cent in 1990 to a low of 1.9 per cent in 2012. It is expected to rise gradually to 3.8 per cent in 2016. The three-month treasury bill rate has declined from close to 13 per cent in 1990 to 0.9 per cent in 2012. It is expected to rise gradually to 2.8 per cent in 2016.

Return to Chart 2.8

Chart 2.9: Household Spending, Business Investment and
Trade Will Support Economic Growth

Bar chart shows the average annual real GDP growth and contributions to real GDP growth over the 2000 to 2007 period and forecasts over the 2013 to 2016 period.

Ontario’s annual real GDP growth averaged 2.3 per cent for the 2000 to 2007 period and is projected to average 2.1 per cent for the 2013 to 2016 period.

Household spending contributed 2.0 percentage points to growth over the 2000 to 2007 period, but is expected to contribute 1.2 percentage points over the 2013 to 2016 period.

Government contributed 0.8 percentage point to growth over the 2000 to 2007 period and is expected to subtract 0.1 percentage point from growth over the 2013 to 2016 period.

Residential investment contributed 0.2 percentage point to growth over the 2000 to 2007 period and is expected to make no contribution to growth over the 2013 to 2016 period.

Plant and equipment investment, which includes intellectual property and inventories, contributed 0.4 percentage point to growth over the 2000 to 2007 period and is expected to also contribute 0.4 percentage point to growth over the 2013 to 2016 period.

Net trade subtracted 1.1 percentage points from growth over the 2000 to 2007 period and is expected to contribute 0.4 percentage point from growth over the 2013 to 2016 period.

Return to Chart 2.9

Chart 2.10: Employment Expected to Rise Over the Medium Term

Bar chart shows the annual level of Ontario employment from 2009 to 2016. Ontario employment rose from 6.5 million in 2009 to 6.8 million in 2012. The Ontario Ministry of Finance projects employment will increase to 6.9 million in 2013, 7.0 million in 2014, 7.1 million in 2015 and 7.2 million in 2016.

Return to Chart 2.10

Chart 2.11: Housing in Ontario to Remain Affordable

Line chart shows the mortgage carrying cost as a share of disposable income per household in Ontario from 1981 to 2016. The line increased to a high of almost 37 per cent in 1990 and then declined to a low of 20 per cent in 1998. It has since trended higher, reaching 26 per cent in 2012. The Ontario Ministry of Finance projects the share to remain close to 27 per cent over the 2013 to 2016 period.

Return to Chart 2.11

Chart 2.12: Canadian Household Debt Remains Elevated

Line chart shows household debt as a percentage of household disposable income in Canada and the United States from the first quarter of 2000 to the second quarter of 2013.

The line for Canada increased steadily from 100 per cent in the first quarter of 2000 to 152 per cent in the second quarter of 2013. The line for the United States increased from 113 per cent in the first quarter of 2000 to 165 per cent in the fourth quarter of 2007. It has since declined to 137 per cent in the second quarter of 2013. Canada’s percentage was below the United States before the second quarter of 2011, but since then the Canadian percentage has remained above that of the United States.

Note: For comparability, the data for Canada include both households and non-profit institutions serving households, and the definition of disposable income has been adjusted by including non-profit institutions serving households and other transfers and payments.

Return to Chart 2.12

Chart 2.13: Household Net Worth Improving

Line chart shows household net worth as a ratio to disposable income in Canada and the United States from the first quarter of 2000 to the second quarter of 2013. The line for Canada fell from 6.4 in the second quarter of 2007 to 5.5 in the first quarter of 2009, while the line for the United States fell from 6.6 in the first quarter of 2007 to 5.1 in the first quarter of 2009. Since then, the ratio of household net worth to disposable income has risen for both counties, with Canada at 6.4 and the United States at 6.0 in the second quarter of 2013.

Note: For comparability, the data for Canada include both households and non-profit institutions serving households, and the definition of disposable income has been adjusted by including non-profit institutions serving households and other transfers and payments.

Return to Chart 2.13

Chart 2.14: Ontario Business Machinery and Equipment Investment Lags the United States

The line chart shows business machinery and equipment investment, which includes intellectual property, indexed to 2008=100 for Ontario and the United States from 2008 to 2014. The indexes for machinery and equipment fell in 2009 to 80.9 for Ontario and 85.7 for the United States. Since then, the indexes have both risen, reaching 100.6 for Ontario and 108.4 for the United States in 2012. According to Blue Chip Economic Indicators, the U.S. machinery and equipment investment will be 18.5 per cent above the 2008 level in 2014, while the Ontario Ministry of Finance projects Ontario’s machinery and equipment investment levels will be 6.3 per cent above 2008 levels in 2014.

Return to Chart 2.14

Chart 2.15: Exports Expected to Increase

The bar chart shows the annual level of Ontario exports in 2007 dollars from 2007 to 2016. Exports fell from $336 billion in 2007 to a low of $277 billion in 2009. Exports steadily increased to $334 billion in 2012. The Ontario Ministry of Finance projects exports will increase to $379 billion by 2016.

Return to Chart 2.15

Chart 2.16: Weaker Private-Sector Outlook for Growth in 2013 and 2014

The bar chart shows the average private-sector projection for Ontario’s real GDP growth at the time of the 2013 Budget and 2013 Ontario Economic Outlook and Fiscal Review (the current view).

The average private-sector forecast for Ontario real GDP growth for 2013 was 1.6 per cent in the 2013 Budget and 1.4 per cent currently.

The average private-sector forecast for Ontario real GDP growth for 2014 was 2.4 per cent in the 2013 Budget and 2.2 per cent currently.

The average private-sector forecast for Ontario real GDP growth for 2015 and 2016 was 2.5 per cent in the 2013 Budget and 2.6 per cent currently.

Return to Chart 2.16

Chart 3.1: Composition of Revenue, 2013–14

This chart shows the share of total revenues in 2013–14 and dollar amounts by major revenue category. The largest taxation revenue source is personal income tax revenue at $26.9 billion, accounting for 23.0 per cent of total revenue. This is followed by Sales Tax at 21.6 billion, or 18.5 per cent of total revenue, and Corporations Tax at $12.0 billion, or 10.3 per cent of total revenue. Tax revenues in total account for $81.7 billion, or 69.9 per cent of total revenues. The other major non-taxation sources of revenue are Federal Transfers at $22.5 billion, or 19.2 per cent of total revenue, Income from Government Business Enterprises at $4.5 billion, or 3.8 per cent of total revenue, and various Other Non-Tax Revenues at $8.2 billion, or 7.0 per cent of total revenue.

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Chart 3.2: Composition of Total Expense, 2013–14

This chart shows the share of total expense in 2013–14 and dollar amounts by sector. The largest expense is the Health Sector at $48.9 billion, accounting for 38.3 per cent of total expense. The remaining sectors of total expense include the Education Sector at $24.1 billion or 18.9 per cent; the Postsecondary and Training Sector at $7.7 billion or 6.1 per cent; the Children’s and Social Services Sector at $14.3 billion or 11.2 per cent; the Justice Sector at $4.1 billion or 3.2 per cent; and Other Programs at $17.8 billion or 14.0 per cent. Interest on Debt, included as part of Total Expense, is $10.6 billion or 8.3 per cent.

Note: The Education Sector excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

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Chart 3.3: Composition of Program Expense, 2013–14

This chart shows the share of program expense in 2013–14 and dollar amounts by sector. Program expense equals total expense minus interest on debt.

The largest expense is the Health Sector at $48.9 billion, accounting for 41.8 per cent of total expense.

The remaining sectors of program expense include the Education Sector at $24.1 billion or 20.6 per cent; the Postsecondary and Training Sector at $7.7 billion or 6.6 per cent; the Children’s and Social Services Sector at $14.3 billion or 12.3 per cent; the Justice Sector at $4.1 billion or 3.5 per cent; and Other Programs at $17.8 billion or 15.2 per cent.

Note: The Education Sector excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

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Chart 4.1: In 2013–14, Ontario’s Fiscal Capacity Is Fifth But Federal Transfers Bring Ontario to Last

This chart presents provinces ranked by per-capita fiscal capacity — before and after federal transfers — for 2013–14. Before transfers from the federal government, Ontario’s per-capita fiscal capacity ranks fifth compared to other provinces based on own-source revenues in 2013–14. After transfers from the federal government are included, Ontario’s per-capita fiscal capacity drops to last. Both before and after federal transfers, the top three provinces in terms of per-capita fiscal capacity are Alberta, Newfoundland and Labrador, and Saskatchewan. British Columbia falls from fourth to fifth after federal transfers. Quebec falls from sixth to seventh after federal transfers. Manitoba falls from seventh to ninth after federal transfers. Nova Scotia moves from eighth to fourth after federal transfers. New Brunswick moves from ninth to sixth after federal transfers. PEI moves from tenth to eighth after federal transfers.

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Chart 4.2: Net Contribution to Equalization by Province, 2013–14

In 2013–14, Ontario is the largest net contributor to the Equalization program. Ontario is followed by Alberta, British Columbia, Saskatchewan, and Newfoundland and Labrador. The other provinces — Prince Edward Island, Nova Scotia, New Brunswick, Manitoba and Quebec — receive more in Equalization payments than their taxpayers contribute through federal taxes. Among Equalization-receiving provinces, Ontario is the only province where its taxpayers contribute more than what the Province receives in Equalization payments.

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Chart 5.1: Retirement Income Targets and Potential Gaps

Currently, Old Age Security (OAS), the Guaranteed Income Supplement (GIS) and the Canada Pension Plan (CPP) provide full income replacement for lower-income earners (e.g., annual pre-retirement income of $20,000), based on a retirement income target of 70 per cent of pre-retirement income. Those with annual pre-retirement income of $40,000 and $75,000 are unable to achieve their income replacement targets through OAS and CPP alone and face a potential gap in retirement income that must be filled by other savings such as workplace pension plans, RRSPs and home equity.

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Chart 6.1: Education Property Taxes as a Per Cent of Elementary and Secondary Education Expenditures

Bar chart shows that the share of education funding that is supported by education property taxes has decreased from 44 per cent in 1998–99 to 28 per cent in 2012–13.

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Chart 7.1: 2013–14 Borrowing

As at October 23, 2013, the Province’s 2013–14 borrowing program totalled $21.9 billion, and consisted of $15.6 billion of domestic syndicated bonds, $1.4 billion of domestic floating rate notes, $0.02 billion of domestic medium-term notes, $0.4 billion of Ontario Savings Bonds and $4.4 billion of U.S. dollar global bonds.

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Chart 7.2: Residual Stranded Debt since April 1, 1999

As at March 31, 2013, as determined by the Minister of Finance, the residual stranded debt was $3.9 billion, a decrease of $0.6 billion compared to residual stranded debt of $4.5 billion as at March 31, 2012. This is also a total estimated decrease of $8.0 billion from an estimated peak of residual stranded debt of $11.9 billion as at March 31, 2004.

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Chart 7.3: Total Debt Composition as at September 30, 2013

As at September 30, 2013, the Province’s total debt was $288.1 billion, and consisted of $189.6 billion of domestic bonds, $13.3 billion of non-public debt, $19.7 billion of treasury bills and U.S. commercial paper, and $65.5 billion of international bonds.

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Chart 7.4: Net Debt-to-GDP

Net debt-to-GDP ratio is projected to be 39.3 per cent for 2013–14. The net debt-to-GDP is projected to peak at 40.5 per cent in 2015–16.

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Chart 7.5: Accumulated Deficit-to-GDP

The accumulated deficit-to-GDP ratio is projected to be 25.9 per cent for 2013–14. The accumulated deficit-to-GDP is projected to peak at 26.3 per cent in 2014–15.

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Chart 7.6: Effective Interest Rate (Weighted Average) on Total Debt

The effective interest rate (calculated as a weighted average) on total debt was 4.0 per cent as at September 30, 2013. This compares with 4.1 per cent in 2012–13 and 4.4 per cent in 2011–12. The effective interest rate has been steadily decreasing from 10.9 per cent in 1990–91.

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Chart 7.7: Interest Rate Exposure

The Province’s interest rate exposure, calculated as a percentage of the debt issued for Provincial purposes was 8.9 per cent on September 30, 2013. This compares to 8.9 per cent as at March 31, 2013, and 8.3 per cent as at March 31, 2012. The interest rate exposure limit is set at 35 per cent and excludes OEFC debt.

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Chart 7.8: Foreign Exchange Exposure

The Province’s foreign exchange exposure, calculated as a percentage of the debt issued for Provincial purposes, was 0.4 per cent as at September 30, 2013. This compares to 0.8 per cent as at March 31, 2013, and 1.0 per cent as at March 31, 2012. The foreign exchange exposure limit is set at 5 per cent and excludes OEFC debt.

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